SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of August 2014.

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsucho, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Document(s) Submitted

1.	This is an English translation of ORIX Corporation’s quarterly financial report (shihanki houkokusho) as filed with the Kanto Financial Bureau in Japan on August 13, 2014, which includes unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States for the three months ended June 30, 2013 and 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: August 13, 2014	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President and Chief Financial Officer
ORIX Corporation

CONSOLIDATED FINANCIAL INFORMATION

Notes to Translation

1.	The following is an English translation of ORIX Corporation’s quarterly financial report (shihanki houkokusho) as filed with the Kanto Financial Bureau in Japan on August 13, 2014, which includes unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) for the three months ended June 30, 2013 and 2014.

2.	Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are stated in the notes of “Overview of Accounting Principles Utilized.”

In preparing its consolidated financial information, ORIX Corporation (“the Company”) and its subsidiaries have complied with U.S. GAAP.

This document may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on the Company’s current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.

This document contains non-GAAP financial measures, including adjusted long-term debt, adjusted total assets and adjusted ORIX Corporation shareholders’ equity, as well as other measures and ratios calculated on the basis thereof. These non-GAAP financial measures should not be considered in isolation or as a substitute for the most directly comparable financial measures included in the Company’s consolidated financial statements presented in accordance with U.S. GAAP. Reconciliations of these non-GAAP financial measures to the most directly comparable U.S. GAAP measures are included in this document.

The Company believes that it will be considered a “passive foreign investment company” for U.S. Federal income tax purposes in the year to which these consolidated financial results relate and for the foreseeable future by reason of the composition of its assets and the nature of its income. A U.S. holder of the shares or ADSs of the Company is therefore subject to special rules generally intended to eliminate any benefits from the deferral of U.S. Federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

1.	Information on the Company and its Subsidiaries

(1) Consolidated Financial Highlights

	Millions of yen (except for per share amounts and ratios)
	Three months ended June 30, 2013	Three months ended June 30, 2014	Fiscal year ended March 31, 2014
Total revenues	¥276,072	¥437,743	¥1,341,651
Income before income taxes and discontinued operations	61,928	111,316	283,726
Net income attributable to ORIX Corporation shareholders	45,007	68,605	186,794
Comprehensive Income attributable to ORIX Corporation shareholders	51,989	54,060	223,059
ORIX Corporation shareholders’ equity	1,690,216	1,943,506	1,918,740
Total assets	8,218,930	8,980,708	9,069,392
Earnings per share for net income attributable to ORIX Corporation shareholders
Basic (yen)	36.62	52.38	147.30
Diluted (yen)	34.79	52.31	142.77
ORIX Corporation shareholders’ equity ratio (%)	20.6	21.6	21.2
Cash flows from operating activities	28,919	27,247	470,993
Cash flows from investing activities	69,853	(26,556)	(202,166)
Cash flows from financing activities	(195,799)	2,355	(274,579)
Cash and cash equivalents at end of period	731,748	828,052	827,299

Notes	1.	Pursuant to FASB Accounting Standards Codification (“ASC”) 205-20 (“Presentation of Financial Statements— Discontinued Operations”), certain amounts in the fiscal year ended March 31, 2014 related to the operations of subsidiaries, business units, and certain properties, that have been sold or are to be disposed of by sale without significant continuing involvement as of June 30, 2014 have been reclassified retrospectively.
	2.	Consumption tax is excluded from the stated amount of total revenues.

(2) Overview of Activities

During the three months ended June 30, 2014, no significant changes were made in the Company and its subsidiaries’ operations. Additionally, there were no changes of principal related companies.

2.	Risk Factors

Investing in the Company’s securities involves risks. You should carefully consider the information described herein as well as the risks described under “Risk Factors” in our Form 20-F for the fiscal year ended March 31, 2014 and the other information in that annual report, including, but not limited to, the Company’s consolidated financial statements and related notes and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” The Company’s business activities, financial condition and results of operations and the trading prices of the Company’s securities could be adversely affected by any of those factors or other factors.

3.	Material Contracts

On April 28, 2014, ORIX Life Insurance Corporation (hereinafter, “ORIX Life Insurance”), a subsidiary of the Company, decided to purchase all issued shares of Hartford Life Insurance K.K. (hereinafter “HLIKK”) held by Hartford Life, Inc. On July 1, 2014, ORIX Life Insurance completed the acquisition of HLIKK. As a result, HLIKK has become a consolidated subsidiary of the Company.

For more information about the acquisition of HLIKK, see Note 23 “Subsequent Events”.

4.	Analysis of Financial Results and Condition

The following discussion provides management’s explanation of factors and events that have significantly affected the Company’s financial condition and results of operations. Also included is management’s assessment of factors and trends that could have a material effect on the Company’s financial condition and results of operations in the future. However, please be advised that financial conditions and results of operations in the future may also be affected by factors other than those discussed herein. These factors and trends regarding the future were assessed as of the issue date of the quarterly financial report (shihanki houkokusho).

(1)	Qualitative Information Regarding Consolidated Financial Results

Economic Environment

Steady growth in the global economy continues due in part to improvement in the U.S. economy and recovery of the European economy despite some signs of weakness in China and other emerging economies.

In the United States, quantitative easing (QE3) is on a tapering trend but continues to maintain stable growth with recovery in the employment market, increasing housing demand, and an increase in consumer spending.

The European economy continues to be on the path of steady recovery against the backdrop of fiscal policies including monetary easing, even though it still carries downside risks such as decelerating growth.

In Asia, while China is in the process of shifting the emphasis of its economic policy away from high growth and toward stable growth, other emerging economies are expected to maintain high growth due in part to economic resurgence among developed countries.

The Japanese economy also continues to show signs of steady growth with stable employment level, due in part to monetary easing by the Bank of Japan and various economic measures, despite a temporary negative impact on consumer spending and housing investment by the consumption tax hike that went into effect in April 2014.

Financial Highlights

Financial Results for the Three Months Ended June 30, 2014

Total revenues	¥437,743 million (Up 59% year on year)
Total expenses	¥351,341 million (Up 59% year on year)
Income before income taxes and discontinued operations	¥111,316 million (Up 80% year on year)
Net income attributable to ORIX Corporation shareholders	¥68,605 million (Up 52% year on year)
Earnings per share for net income attributable to ORIX Corporation shareholders
(Basic)	¥52.38 (Up 43% year on year)
(Diluted)	¥52.31 (Up 50% year on year)
ROE (Annualized) *1	14.2% (10.8% during the same period in the previous fiscal year)
ROA (Annualized) *2	3.04% (2.16% during the same period in the previous fiscal year)

*1	ROE is the ratio of Net Income Attributable to ORIX Corporation shareholders for the period to average ORIX Corporation shareholders’ Equity.
*2	ROA is the ratio of Net Income Attributable to ORIX Corporation shareholders for the period to average Total Assets.

Total revenues for the three-month period ended June 30, 2014 (hereinafter, “the first consolidated period”) increased 59% to ¥437,743 million compared to ¥276,072 million during the same period of the previous fiscal year. Compared to the same period of the previous fiscal year, revenues from asset management and servicing increased due to the consolidation of Robeco Groep N.V. (hereinafter, “Robeco”), which was acquired on July 1, 2013, other operating revenues and real estate sales increased due to factors including the consolidation of DAIKYO INCORPORATED (hereinafter, “DAIKYO”), which was acquired on February 27, 2014, contributions from subsidiaries acquired as a part of our private equity investments, and growth in our environment and energy-related business. In addition, brokerage commissions and net gains on investment securities increased due to the sale of shares of Monex Group Inc. On the other hand, interest on loans and investment securities decreased compared to the same period of the previous fiscal year due to a decrease in the average balance of installment loans.

Total expenses increased 59% to ¥351,341 million compared to ¥221,042 million during the same period of the previous fiscal year. Costs of real estate sales, expenses from asset management and servicing, and other operating expenses increased in connection with an increase in revenues. Selling, general and administrative expenses also increased due to newly consolidated companies and strong fee business in the United States. Meanwhile, interest expense decreased due to a decrease in the average balance of borrowings.

Gains on sales of subsidiaries and affiliates and liquidation losses, net, increased compared to the same period of the previous fiscal year primarily due to the recognition of a gain on the sale of partial shares of STX Energy Co., Ltd. (presently GS E&R Corp., hereinafter, “STX Energy”).

As a result of the foregoing, income before income taxes and discontinued operations for the first consolidated period increased 80% to ¥111,316 million compared to ¥61,928 million during the same period of the previous fiscal year, and net income attributable to ORIX Corporation shareholders increased 52% to ¥68,605 million compared to ¥45,007 million during the same period of the previous fiscal year.

Segment Information

Total revenues and profits by segment for the three months ended June 30, 2013 and 2014 are as follows:

	Millions of yen
	Three months ended June 30, 2013		Three months ended June 30, 2014		Change (revenues)		Change (profits)
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Amount	Percent (%)	Amount	Percent (%)
Corporate Financial Services	¥18,359	¥5,246	¥18,579	¥5,852	¥220	1	¥606	12
Maintenance Leasing	62,396	11,031	65,084	11,014	2,688	4	(17)	(0)
Real Estate	46,542	5,545	45,975	10,847	(567)	(1)	5,302	96
Investment and Operation	31,473	10,699	105,862	9,835	74,389	236	(864)	(8)
Retail	51,227	17,223	69,749	28,954	18,522	36	11,731	68
Overseas Business	59,661	15,509	127,030	39,653	67,369	113	24,144	156

Total	269,658	65,253	432,279	106,155	162,621	60	40,902	63

Difference between Segment Total and Consolidated Amounts	6,414	(3,325)	5,464	5,161	(950)	(15)	8,486	—

Total Consolidated Amounts	¥276,072	¥61,928	¥437,743	¥111,316	¥161,671	59	¥49,388	80

Total assets by segment as of March 31, 2014 and June 30, 2014 are as follows:

	Millions of yen
	March 31, 2014		June 30, 2014		Change
	Segment Assets	Composition ratio (%)	Segment Assets	Composition ratio (%)	Amount	Percent (%)
Corporate Financial Services	¥992,078	10.9	¥994,839	11.1	¥2,761	0
Maintenance Leasing	622,009	6.9	637,097	7.1	15,088	2
Real Estate	962,404	10.6	916,060	10.2	(46,344)	(5)
Investment and Operation	565,740	6.2	568,353	6.3	2,613	0
Retail	2,166,986	23.9	2,131,107	23.7	(35,879)	(2)
Overseas Business	1,972,138	21.8	1,934,534	21.6	(37,604)	(2)

Total	7,281,355	80.3	7,181,990	80.0	(99,365)	(1)

Difference between Segment Total and Consolidated Amounts	1,788,037	19.7	1,798,718	20.0	10,681	1

Total Consolidated Amounts	¥9,069,392	100.0	¥8,980,708	100.0	¥(88,684)	(1)

Segment profits increased 63% to ¥106,155 million compared to ¥65,253 million during the same period of the previous fiscal year. The Overseas Business, Retail, and Real Estate segments made significant profit contributions and the Corporate Financial Services segment also displayed strong performance, but profits from the Investment and Operation segment decreased and profits from the Maintenance Leasing segment stayed flat compared to the same period of the previous fiscal year.

Segment information for the first consolidated period is as follows:

Corporate Financial Services Segment: Lending, leasing and fee business

	Three-month period ended June 30, 2013	Three-month period ended June 30, 2014	Change
			Amount	Percent (%)
Segment Profits (millions of yen)	5,246	5,852	606	12

	As of March 31, 2014	As of June 30, 2014	Change
			Amount	Percent (%)
Segment Assets (millions of yen)	992,078	994,839	2,761	0

In Japan, we are seeing a steady growth in capital expenditures and continued improvement in corporate revenues, despite a temporary negative impact on consumer spending and housing investment by the consumption tax hike that went into effect in April 2014. We are also seeing an increase in lending by the financial institutions to small and medium enterprises (“SMEs”) in addition to large corporations, and we anticipate an increase in corporate capital expenditure as companies take advantage of the favorable funding environment. Meanwhile, the competition in lending continues to intensify.

Installment loan revenues decreased in line with a decrease in the average balance of installment loans. On the other hand, direct financing lease revenues remained robust due to an increase in the average balance of direct financing leases. Segment profits increased compared to the same period of the previous fiscal year due to robust fee business including solar panel and life insurance sales to domestic SMEs.

Segment assets were flat compared to the end of the previous fiscal year with an increase in investment in securities offsetting a decrease in installment loans.

Maintenance Leasing Segment: Automobile leasing and rentals, car sharing and precision measuring equipment and IT-related equipment rentals and leasing

	Three-month period ended June 30, 2013	Three-month period ended June 30, 2014	Change
			Amount	Percent (%)
Segment Profits (millions of yen)	11,031	11,014	(17)	(0)

	As of March 31, 2014	As of June 30, 2014	Change
			Amount	Percent (%)
Segment Assets (millions of yen)	622,009	637,097	15,088	2

In the automobile leasing industry, the number of new auto leases is on a recovery trend against the backdrop of Japan’s steady economic recovery, despite some temporary negative impact from the consumption tax hike that went into effect in April 2014. Furthermore, in the car rental industry, we are seeing a shift toward expanding truck rental locations to respond to the increasing construction demand.

Operating lease revenues and direct financing lease revenues increased due to the steady expansion of assets in the automobile business, and selling, general and administrative expenses and costs of operating leases increased in line with an increase in revenues. Segment profits remained at the same level as the same period of the previous fiscal year as a result of an increase in profits driven by the asset growth offsetting a decrease in gains on sales of used cars.

Segment assets increased compared to the end of the previous fiscal year due to steady increases in investment in operating leases and investment in financing leases mainly in the automobile business.

Real Estate Segment: Real estate development, rental and financing; facility operation; REIT asset management; and real estate investment and advisory services

	Three-month period ended June 30, 2013	Three-month period ended June 30, 2014	Change
			Amount	Percent (%)
Segment Profits (millions of yen)	5,545	10,847	5,302	96

	As of March 31, 2014	As of June 30, 2014	Change
			Amount	Percent (%)
Segment Assets (millions of yen)	962,404	916,060	(46,344)	(5)

Office rents and vacancy rates in the Japanese office building market are continuing to show signs of improvement. In the J-REIT market, property acquisitions are increasing as a result of new stock exchange listings and capital raising activities through public offerings. We are also seeing sales of large real estates and rising sales prices due to increased competition among buyers.

Rental and interest revenues decreased due to a decrease in asset balance and real estate sales decreased in accordance with a decrease in the number of condominium units delivered mainly by ORIX Real Estate. On the other hand, gains on sales of real estate under operating leases increased. In addition, segment profits increased compared to the same period of the previous fiscal year due to decreases in losses from inventory valuation which are included in costs of real estate sales and write-downs of long-lived assets.

Segment assets decreased compared to the end of the previous fiscal year as a result of asset turnover centered on rental properties.

Investment and Operation Segment: Environment and energy-related business, principal investment, and loan servicing (asset recovery)

	Three-month period ended June 30, 2013	Three-month period ended June 30, 2014	Change
			Amount	Percent (%)
Segment Profits (millions of yen)	10,699	9,835	(864)	(8)

	As of March 31, 2014	As of June 30, 2014	Change
			Amount	Percent (%)
Segment Assets (millions of yen)	565,740	568,353	2,613	0

In the environment and energy-related business in Japan, there has been ongoing, active investment in the power generation business, such as mega-solar projects. In addition, investment targets are expanding beyond solar power generation projects to include wind and geothermal power generation projects. In the capital markets, the fiscal year ended March 31, 2014 marked the fourth consecutive year of increase in the number of initial public offerings and we are seeing a continuation of the favorable environment into this fiscal year. In addition, M&A activities are increasing on the back of recovery in corporate profitability.

Segment profits decreased compared to the same period of the previous fiscal year due to a decrease in installment loan revenues in the loan servicing business despite solid profit contributions from the investees in the principal investment business and the environment and energy-related business.

Segment assets were approximately at the same level as the end of the previous fiscal year due to an increase in assets in the environment and energy-related business, despite decreases in installment loans in the loan servicing business and DAIKYO’s inventories.

Retail Segment: Life insurance, banking and the card loan business

	Three-month period ended June 30, 2013	Three-month period ended June 30, 2014	Change
			Amount	Percent (%)
Segment Profits (millions of yen)	17,223	28,954	11,731	68

	As of March 31, 2014	As of June 30, 2014	Change
			Amount	Percent (%)
Segment Assets (millions of yen)	2,166,986	2,131,107	(35,879)	(2)

Although the life insurance business is being affected by macro factors such as a decline in the population, demand for medical insurance is increasing. In the consumer finance sector, we are seeing an increase in loan demand which may be attributed to an improvement in consumer confidence in line with Japan’s economic recovery.

Segment profits increased significantly compared to the same period of the previous fiscal year due to an increase in installment loan revenues in the banking business, an increase in insurance premium income as a result of an increase in the number of policies in force in the life insurance business and recognition of gain on sale of shares of Monex Group Inc.

Segment assets decreased compared to the end of the previous fiscal year due to a significant drop in investment in securities and installment loans that were held for investment purposes in the life insurance business, as well as the sale of Monex Group shares, despite a steady increase in assets in the banking business.

Overseas Business Segment: Leasing, lending, investment in bonds, investment banking, asset management and ship- and aircraft-related operations

	Three-month period ended June 30, 2013	Three-month period ended June 30, 2014	Change
			Amount	Percent (%)
Segment Profits (millions of yen)	15,509	39,653	24,144	156

	As of March 31, 2014	As of June 30, 2014	Change
			Amount	Percent (%)
Segment Assets (millions of yen)	1,972,138	1,934,534	(37,604)	(2)

In the United States, quantitative easing (QE3) is on a tapering trend but continues to maintain stable growth with recovery in the employment market, increasing housing demand, and an increase in consumer spending. The European economy continues to be on the path of steady recovery against the backdrop of fiscal policies including monetary easing, even though it still carries downside risks such as decelerating growth. In Asia, while China is in the process of shifting the emphasis of its economic policy away from high growth and toward stable growth, other emerging economies are expected to maintain high growth due in part to economic resurgence among developed countries.

Fee revenues in the United States increased in addition to an increase in asset management revenues as a result of the acquisition of Robeco on July 1, 2013. Furthermore, we recognized a gain on sale of partial shares of STX Energy, which prior to the sale of partial shares was our consolidated subsidiary. Segment profits increased significantly compared to the same period of the previous fiscal year despite an increase in selling, general, and administrative expenses due to an increase in revenues.

Segment assets decreased compared to the end of the previous fiscal year. Installment loans and investment in securities increased in the United States while other operating assets decreased due to the sale of partial shares of STX Energy, which as a result of the sale became an equity method affiliate from a consolidated subsidiary of the company.

(2) Financial Condition

	As of March 31, 2014		As of June 30, 2014		Change
					Amount		Percent (%)
	(Millions of yen except ratios, per share and percentages)
Total Assets	9,069,392		8,980,708		(88,684)		(1)
(Segment assets)	7,281,355		7,181,990		(99,365)		(1)
Total Liabilities	6,921,037		6,821,149		(99,888)		(1)
(Long- and short-term debt)	4,168,465		4,119,537		(48,928)		(1)
(Deposits)	1,206,413		1,195,330		(11,083)		(1)
ORIX Corporation Shareholders’ Equity	1,918,740		1,943,506		24,766		1
ORIX Corporation Shareholders’ Equity per share*	1,465.31		1,483.25		17.94		1
ORIX Corporation Shareholders’ Equity ratio*	21.2%		21.6%		0.4%		—
Adjusted ORIX Corporation Shareholders’ equity ratio*	21.8%		22.2%		0.4%		—
D/E ratio (Debt-to-equity ratio) (Long- and short-term debt (excluding deposits) / ORIX Corporation Shareholders’ equity)	2.2	x	2.1	x	(0.1	)x	—
Adjusted D/E ratio*	2.0	x	2.0	x	0.0	x	—

*	ORIX Corporation Shareholders’ equity per share is calculated using total ORIX Corporation Shareholders’ Equity.
*	ORIX Corporation Shareholders’ equity ratio is the ratio as of the period end of ORIX Corporation Shareholder’s equity to total assets.
*	Adjusted ORIX Corporation Shareholders’ equity ratio and Adjusted D/E ratio are non-GAAP financial measures presented on an adjusted basis which excludes the effect of consolidating certain variable interest entities (VIEs) on our assets or liabilities and reverses the cumulative effect on our retained earnings of such consolidation, which resulted from applying the accounting standards for the consolidation of VIEs under ASU 2009-16 and ASU 2009-17, effective April 1, 2010. For a discussion of these and other non-GAAP financial measures, including a quantitative reconciliation to the most directly comparable GAAP financial measures, please see “5. Non-GAAP Financial Measures.”

Total assets decreased 1% to ¥8,980,708 million compared to ¥9,069,392 million at the end of the previous fiscal year. Installment loans increased primarily due to an increase in new transactions in the United States. Meanwhile, investment in operating leases decreased due to the sales of rental properties and aircraft, investment in securities decreased due to sales and redemption of government bond and shares of Monex Group Inc., and inventories decreased due to delivery of condominiums. In addition, other operating assets and other assets decreased as a result of STX Energy, changing from a consolidated subsidiary to an equity-method affiliate. Segment assets decreased 1% compared to the end of the previous fiscal year to ¥7,181,990 million.

The balance of interest bearing liabilities is managed at an appropriate level taking into account the projection or condition of assets and liquidity on-hand as well as the domestic and overseas financial environment. As a result, long-term debt and deposits decreased compared to the end of the previous fiscal year.

ORIX Corporation Shareholders’ Equity increased 1% to ¥1,943,506 million compared to the end of the previous fiscal year primarily due to an increase in retained earnings.

(3) Liquidity and Capital Resources

We require capital resources for working capital and investment and lending in our businesses. We accordingly prioritize funding stability, maintaining adequate liquidity, and reducing capital costs. We formulate and execute on funding policies that are resilient to sudden deterioration in financial markets, and then conduct funding activities in accordance with actual transitions in our assets and changes in financial markets. In preparing our management plan, we project funding activities to maintain a balanced capital structure in light of projected cash flows, asset liquidity and our own liquidity situation. In implementation, we adjust our funding plan based on changes in the external funding environment and our funding needs in light of our business activities, and endeavor to maintain flexibility in our funding activities.

We have endeavored to diversify our funding sources, promote longer liability maturities, stagger interest and principal repayment dates, and otherwise maintain sufficient liquidity and reinforce our funding stability.

Our funding was comprised of borrowings from financial institutions, direct fund procurement from capital markets, and deposits. ORIX Group’s total funding including that from short- and long-term debt and deposits on a consolidated basis was ¥5,314,867 million as of June 30, 2014.

Borrowings were procured from a diverse range of financial institutions including major banks, regional banks, foreign banks and life and casualty insurance companies. The number of financial institutions from which we procured borrowings exceeded 200 as of June 30, 2014. Procurement from the capital markets was composed of bonds, medium-term notes, commercial paper, and payables under securitized leases, loan receivables and other assets. ORIX Group accepts deposits for funding purposes, with the majority of deposits attributable to ORIX Bank Corporation.

In an effort to promote longer liability maturities, during the three months ended June 30, 2014, we issued ten-year domestic straight bonds to institutional investors and seven-year domestic straight bonds to retail investors. We intend to continue to strengthen our financial condition, while maintaining an appropriate funding mix.

Short-term and long-term debt and deposits

(a) Short-term debt

	Millions of yen
	March 31, 2014	June 30, 2014
Borrowings from financial institutions	¥208,598	¥172,531
Commercial paper	100,993	161,993

Total short-term debt	¥309,591	¥334,524

Short-term debt as of June 30, 2014 was ¥334,524 million, which accounted for 8% of the total amount of short and long-term debt (excluding deposits) as compared to 7% as of March 31, 2014.

While the amount of short-term debt as of June 30, 2014 was ¥334,524 million, the sum of cash and cash equivalents and the unused amount of the committed credit facilities as of June 30, 2014 was ¥1,240,032 million.

(b) Long-term debt

	Millions of yen
	March 31, 2014	June 30, 2014
Borrowings from financial institutions	¥2,430,225	¥2,412,007
Bonds	1,128,788	1,101,767
Medium-term notes	46,034	45,810
Payables under securitized leases and loan receivables and other assets	253,827	225,429

Total long-term debt	¥3,858,874	¥3,785,013

The balance of long-term debt as of June 30, 2014 was ¥3,785,013 million, which accounted for 92% of the total amount of short and long-term debt (excluding deposits) as compared to 93% as of March 31, 2014. On an adjusted basis, our ratio of long-term debt to total debt (excluding deposits) was 91% as of June 30, 2014 as compared to 92% as of March 31, 2014. This ratio is a non-GAAP financial measure presented on an adjusted basis that excludes payables under securitized leases, loan receivables and other assets. For a discussion of this and other non-GAAP financial measures including reconciliations to the most directly comparable financial measures presented in accordance with GAAP, see “5. Non-GAAP Financial Measures.”

(c) Deposits

	Millions of yen
	March 31, 2014	June 30, 2014
Deposits	¥1,206,413	¥1,195,330

Apart from the short-term and long-term debt noted above, ORIX Bank Corporation and ORIX Asia Limited accept deposits. These deposit taking subsidiaries are regulated institutions, and loans from these subsidiaries to ORIX Group are subject to maximum regulatory limits.

(4) Summary of Cash Flows

Cash and cash equivalents as of June 30, 2014 increased by ¥753 million to ¥828,052 million compared to March 31, 2014.

Cash flows provided by operating activities were ¥27,247 million in the three months ended June 30, 2014, down from ¥28,919 million during the same period of the previous fiscal year, primarily resulting from an increase in net income, a larger decrease in inventories because of a delivery of the property which was completed, a smaller decrease in restricted cash, a larger decrease in trade notes, accounts payable and other liabilities, in addition to adjustments made for non-cash revenue and expense items such as depreciation and amortization and provision for doubtful receivables and probable loan losses, and for gains on sales of subsidiaries and affiliates and liquidation losses, net compared to the same period of the previous fiscal year.

Cash flows used in investing activities were ¥26,556 million in the three months ended June 30, 2014, while having provided ¥69,853 million during the same period of the previous fiscal year. This change was primarily due to a decrease in principal collected on installment loans, a decrease in proceeds from sales of available-for-sale securities, and an increase in installment loans made to customers mainly in the United States, but partially offset by a decrease in investment in affiliates, net, an increase in proceeds from redemption of available-for-sale securities due to a redemption in investment in securities held for investment purposes in the life insurance business, an increase in sales of subsidiaries, net of cash disposed due to the sale of partial shares of STX Energy.

Cash flows provided by financing activities were ¥2,355 million in the three months ended June 30, 2014, while having used ¥195,799 million during the same period of the previous fiscal year. This change was primarily due to net increase in debt with maturities of three months or less because of new debt compared to net decrease during the same period of the previous fiscal year, a decrease in repayment of debt with maturities longer than three months, and net decrease in deposits due to customers compared to net increase during the same period of the previous fiscal year.

(5) Challenges to be addressed

There were no significant changes for the three months ended June 30, 2014.

(6) Research and Development Activity

There were no significant changes in research and development activity for the three months ended June 30, 2014.

(7) Major facilities

There were no significant changes in major facilities for the three months ended June 30, 2014.

5.	Non-GAAP Financial Measures

The sections 4 “Analysis of Financial Results and Condition” contains certain financial measures presented on a basis not in accordance with U.S. GAAP (commonly referred to as non-GAAP financial measures), including long-term debt, ORIX Corporation shareholders’ equity and total assets, as well as other measures or ratios calculated based on those measures, presented on an adjusted basis, which excludes payables under securitized leases, loan receivables and other assets and reverses the cumulative effect on retained earnings of applying the accounting standards for the consolidation of VIEs under ASU 2009-16 and ASU 2009-17, effective April 1, 2010.

Our management believes these non-GAAP financial measures provide investors with additional meaningful comparisons between our financial condition as of June 30, 2014, as compared to prior periods. Effective April 1, 2010, we adopted ASU 2009-16 and ASU 2009-17, which changed the circumstances under which we are required to consolidate certain VIEs. Our adoption of these accounting standards caused a significant increase in our consolidated assets and liabilities and a decrease in our retained earnings without affecting the net cash flow and economic effects of our investments in such consolidated VIEs. Accordingly, our management believes that providing certain financial measures that exclude the impact of consolidating certain VIEs on our assets and liabilities as a supplement to financial information calculated in accordance with U.S. GAAP enhances understanding of the overall picture of our current financial position and enables investors to evaluate our historical financial and business trends without the large balance sheet fluctuation caused by our adoption of these accounting standards.

We provide these non-GAAP financial measures as supplemental information to our consolidated financial statements prepared in accordance with U.S. GAAP, and they should not be considered in isolation or as substitutes for the most directly comparable U.S. GAAP measures.

The tables set forth below provide reconciliations of these non-GAAP financial measures to the most directly comparable financial measures presented in accordance with U.S. GAAP as reflected in our consolidated financial statements for the periods provided.

		2014
		As of March 31,		As of June 30,
		(Millions of yen, except percentage data)
Total assets	(a)	¥9,069,392		¥8,980,708
Deduct: Payables under securitized leases, loan receivables and other assets*		253,827		225,429
Adjusted total assets	(b)	8,815,565		8,755,279

Short-term debt	(c)	309,591		334,524
Long-term debt	(d)	3,858,874		3,785,013
Deduct: Payables under securitized leases, loan receivables and other assets*		253,827		225,429
Adjusted long-term debt	(e)	3,605,047		3,559,584
Long- and short-term debt (excluding deposits)	(f)=(c)+(d)	4,168,465		4,119,537
Adjusted short- and long-term debt (excluding deposits)	(g)=(c)+(e)	3,914,638		3,894,108
ORIX Corporation Shareholders’ equity	(h)	1,918,740		1,943,506
Deduct: The cumulative effect on retained earnings of applying the accounting standards for the consolidation of VIEs under ASU 2009-16 and ASU 2009-17, effective April 1, 2010		(5,195)		(3,402)
Adjusted ORIX Corporation Shareholders’ equity	(i)	1,923,935		1,946,908
ORIX Corporation Shareholders’ Equity Ratio	(h)/(a)	21.2%		21.6%
Adjusted ORIX Corporation Shareholders’ Equity Ratio	(i)/(b)	21.8%		22.2%
D/E ratio	(f)/(h)	2.2	x	2.1	x
Adjusted D/E ratio	(g)/(i)	2.0	x	2.0	x
Long-term debt ratio	(d)/(f)	93%		92%
Adjusted long-term debt ratio	(e)/(g)	92%		91%

*	These deductions represent amounts recorded as liabilities and included in long-term debt on the consolidated balance sheet.

6.	Company Stock Information

(The following disclosure is provided for ORIX Corporation on a stand-alone basis and has been prepared based on Japanese GAAP.)

(1) Issued Shares, Common Stock and Additional Paid-in Capital

The number of issued shares, the amount of common stock and additional paid-in capital for the three months ended June 30, 2014 is as follows:

In thousands		Millions of yen
Number of issued shares		Common stock		Additional paid-in capital
Increase, net	June 30, 2014	Increase, net	June 30, 2014	Increase, net	June 30, 2014
862	1,323,639	¥505	¥220,051	¥505	¥247,230

Notes:	Common stock and additional paid-in capital have increased due to the exercise of stock acquisition rights.

(2) List of Major Shareholders

Not applicable (this item is not subject to disclosure in quarterly reports for the three-month periods ended June 30 or December 31).

7.	Directors and Executive Officers

Between the filing date of Form 20-F for the fiscal year ended March 31, 2014 and June 30, 2014, there were no changes of directors and executive officers.

8.	Financial Information

(1) Condensed Consolidated Balance Sheets (Unaudited)

	Millions of yen
Assets	March 31, 2014	June 30, 2014
Cash and Cash Equivalents	¥827,299	¥828,052
Restricted Cash	86,690	81,269
Time Deposits	7,510	22,925
Investment in Direct Financing Leases	1,094,073	1,090,648
Installment Loans	2,315,555	2,344,001

(The amounts of ¥12,631 million of installment loans as of March 31, 2014 and ¥7,809 million of installment loans as of June 30, 2014 are measured at fair value by electing the fair value option under ASC 825.)

Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(84,796)	(81,294)
Investment in Operating Leases	1,375,686	1,339,161
Investment in Securities	1,214,576	1,204,114

(The amounts of ¥11,433 million of investment in securities as of March 31, 2014 and ¥15,978 million of investment in securities as of June 30, 2014 are measured at fair value by electing the fair value option under ASC 825.)

Other Operating Assets	312,774	255,496
Investment in Affiliates	314,300	313,271
Other Receivables	239,958	254,704
Inventories	136,105	127,234
Prepaid Expenses	61,909	72,713
Office Facilities	126,397	128,063
Other Assets	1,041,356	1,000,351

Total Assets	¥9,069,392	¥8,980,708

Note:	The assets of consolidated VIEs that can be used only to settle obligations of those VIEs are below:

	Millions of yen
Assets	March 31, 2014	June 30, 2014
Cash and Cash Equivalents	¥5,223	¥5,739
Investment in Direct Financing Leases (Net of Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses)	109,642	94,970
Installment Loans (Net of Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses)	154,901	142,371
Investment in Operating Leases	227,062	191,711
Investment in Affiliates	11,034	11,034
Others	97,445	101,596

	¥605,307	¥547,421

	Millions of yen
Liabilities and Equity	March 31, 2014	June 30, 2014
Liabilities:
Short-Term Debt	¥309,591	¥334,524
Deposits	1,206,413	1,195,330
Trade Notes, Accounts Payable and Other Liabilities	443,333	388,160
Accrued Expenses	190,414	166,279
Policy Liabilities	454,436	461,560
Current and Deferred Income Taxes	299,509	330,811
Security Deposits	158,467	159,472
Long-Term Debt	3,858,874	3,785,013

Total Liabilities	6,921,037	6,821,149

Redeemable Noncontrolling Interests	53,177	52,857

Commitments and Contingent Liabilities
Equity:
Common stock	219,546	220,051
Additional paid-in capital	255,449	256,051
Retained earnings	1,467,602	1,505,807
Accumulated other comprehensive income (loss)	2	(14,543)
Treasury stock, at cost	(23,859)	(23,860)

ORIX Corporation Shareholders’ Equity	1,918,740	1,943,506

Noncontrolling interests	176,438	163,196

Total Equity	2,095,178	2,106,702

Total Liabilities and Equity	¥9,069,392	¥8,980,708

Note:	The liabilities of consolidated VIEs for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and subsidiaries are below:

	Millions of yen
Liabilities	March 31, 2014	June 30, 2014
Short-Term Debt	¥2,180	¥1,842
Trade Notes, Accounts Payable and Other Liabilities	3,574	5,448
Security Deposits	4,764	4,172
Long-Term Debt	394,736	350,630
Others	3,555	2,979

	¥408,809	¥365,071

(2) Condensed Consolidated Statements of Income (Unaudited)

	Millions of yen
	Three months ended June 30, 2013	Three months ended June 30, 2014
Revenues:
Direct financing leases	14,242	15,234
Operating leases	80,304	84,373
Interest on loans and investment securities	37,286	29,922
Brokerage commissions and net gains on investment securities	7,550	23,909
Life insurance premiums and related investment income	37,518	40,428
Real estate sales	1,728	32,112
Gains on sales of real estate under operating leases	64	6,272
Revenues from asset management and servicing	4,888	44,219
Other operating revenues	92,492	161,274

Total revenues	276,072	437,743

Expenses:
Interest expense	22,844	18,739
Costs of operating leases	52,189	57,108
Life insurance costs	23,964	27,286
Costs of real estate sales	5,093	30,073
Expenses from asset management and servicing	173	12,309
Other operating expenses	50,697	111,263
Selling, general and administrative expenses	59,956	90,930
Provision for doubtful receivables and probable loan losses	2,348	251
Write-downs of long-lived assets	2,771	2,738
Write-downs of securities	688	100
Foreign currency transaction loss, net	319	544

Total expenses	221,042	351,341

Operating Income	55,030	86,402

Equity in Net Income of Affiliates	3,932	5,066
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, Net	2,966	19,848

Income before Income Taxes and Discontinued Operations	61,928	111,316
Provision for Income Taxes	20,954	38,916

Income from Continuing Operations	40,974	72,400

Discontinued Operations:
Income from discontinued operations, net	8,245	101
Provision for income taxes	(3,189)	(36)

Discontinued operations, net of applicable tax effect	5,056	65

Net Income	46,030	72,465

Net Income Attributable to the Noncontrolling Interests	354	2,873

Net Income Attributable to the Redeemable Noncontrolling Interests	669	987

Net Income Attributable to ORIX Corporation Shareholders	¥45,007	¥68,605

Note	1:	Pursuant to ASC 205-20 (“Presentation of Financial Statements-Discontinued Operations”), the results of operations which meet the criteria for discontinued operations are reported as a separate component of income, and those related amounts that had been previously reported are reclassified.
	2:	Pursuant to Accounting Standards Update 2014-08 (“Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”—ASC 205 (“Presentation of Financial Statements”) and ASC 360 (“Property, Plant, and Equipment”) which was early adopted on April 1, 2014, the results of operations for the three months ended June 30, 2014 have reflected the adoption of this Update. This Update does not apply to a component or a group of components, which was disposed or classified as held for sale before the adoption date. Therefore in accordance with previous ASC205-20, the results of these operation of subsidiaries and businesses, which were classified as held for sale as of March 31, 2014 are reported as discontinued operations for the three months ended June 30, 2014.

	Millions of yen
	Three months ended June 30, 2013	Three months ended June 30, 2014
Income attributable to ORIX Corporation shareholders:
Income from continuing operations	¥39,952	¥68,540
Discontinued operations	5,055	65
Net income attributable to ORIX Corporation shareholders	45,007	68,605

	Yen
	Three months ended June 30, 2013	Three months ended June 30, 2014
Amounts per Share of Common Stock for Income attributable to ORIX Corporation shareholders:
Basic:
Income from continuing operations	¥32.50	¥52.33
Discontinued operations	4.12	0.05
Net income attributable to ORIX Corporation shareholders	36.62	52.38

Diluted:
Income from continuing operations	¥30.89	¥52.26
Discontinued operations	3.90	0.05
Net income attributable to ORIX Corporation shareholders	34.79	52.31

(3) Condensed Consolidated Statements of Comprehensive Income (Unaudited)

	Millions of yen
	Three months ended June 30, 2013	Three months ended June 30, 2014
Net Income	¥46,030	¥72,465

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	315	(6,099)
Net change of defined benefit pension plans	(65)	(90)
Net change of foreign currency translation adjustments	9,579	(10,973)
Net change of unrealized gains (losses) on derivative instruments	550	(282)

Total other comprehensive income (loss)	10,379	(17,444)

Comprehensive Income	56,409	55,021

Comprehensive Income Attributable to the Noncontrolling Interests	1,769	779

Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	2,651	182

Comprehensive Income Attributable to ORIX Corporation Shareholders	¥51,989	¥54,060

(4) Condensed Consolidated Statements of Changes in Equity (Unaudited)

Three months ended June 30, 2013

	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Beginning Balance	¥194,039	¥229,600	¥1,305,044	¥(36,263)	¥(48,824)	¥1,643,596	¥43,977	¥1,687,573

Contribution to subsidiaries						0	261	261
Transaction with noncontrolling interests		6				6	(47)	(41)
Comprehensive income, net of tax:
Net income			45,007			45,007	354	45,361
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				(297)		(297)	612	315
Net change of defined benefit pension plans				(65)		(65)	0	(65)
Net change of foreign currency translation adjustments				6,809		6,809	788	7,597
Net change of unrealized gains on derivative instruments				535		535	15	550

Total other comprehensive income (loss)						6,982	1,415	8,397

Total comprehensive income						51,989	1,769	53,758

Cash dividends			(15,878)			(15,878)	(220)	(16,098)
Conversion of convertible bond	5,162	4,981				10,143	0	10,143
Exercise of stock options	200	197				397	0	397
Acquisition of treasury stock					(6)	(6)	0	(6)
Other, net		36	(118)		51	(31)	0	(31)

Ending Balance	¥199,401	¥234,820	¥1,334,055	¥(29,281)	¥(48,779)	¥1,690,216	¥45,740	¥1,735,956

Three months ended June 30, 2014

	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Beginning Balance	¥219,546	¥255,449	¥1,467,602	¥2	¥(23,859)	¥1,918,740	¥176,438	¥2,095,178

Contribution to subsidiaries						0	591	591
Transaction with noncontrolling interests		29				29	(13,338)	(13,309)
Comprehensive income, net of tax:
Net income			68,605			68,605	2,873	71,478
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				(6,311)		(6,311)	212	(6,099)
Net change of defined benefit pension plans				(85)		(85)	(5)	(90)
Net change of foreign currency translation adjustments				(7,893)		(7,893)	(2,275)	(10,168)
Net change of unrealized gains (losses) on derivative instruments				(256)		(256)	(26)	(282)

Total other comprehensive income (loss)						(14,545)	(2,094)	(16,639)

Total comprehensive income						54,060	779	54,839

Cash dividends			(30,117)			(30,117)	(1,274)	(31,391)
Exercise of stock options	505	491				996	0	996
Acquisition of treasury stock					(1)	(1)	0	(1)
Other, net		82	(283)			(201)	0	(201)

Ending Balance	¥220,051	¥256,051	¥1,505,807	¥(14,543)	¥(23,860)	¥1,943,506	¥163,196	¥2,106,702

Changes in the redeemable noncontrolling interests are not included in the table. For further information, see Note 10 “Redeemable Noncontrolling Interests.”

(5) Condensed Consolidated Statements of Cash Flows (Unaudited)

	Millions of yen
	Three months ended June 30, 2013	Three months ended June 30, 2014
Cash Flows from Operating Activities:
Net income	¥46,030	¥72,465
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	47,926	54,786
Provision for doubtful receivables and probable loan losses	2,348	251
Increase in policy liabilities	3,891	7,124
Equity in net income of affiliates (excluding interest on loans)	(3,915)	(5,018)
Gains on sales of subsidiaries and affiliates and liquidation losses, net	(2,966)	(19,848)
Gains on sales of available-for-sale securities	(7,100)	(16,921)
Gains on sales of real estate under operating leases	(64)	(6,272)
Gains on sales of operating lease assets other than real estate	(5,236)	(5,509)
Write-downs of long-lived assets	2,771	2,738
Write-downs of securities	688	100
Decrease in restricted cash	17,739	4,145
Increase in trading securities	(5,134)	(1,034)
Decrease in inventories	4,087	14,875
Increase in other receivables	(8,702)	(14,420)
Decrease in trade notes, accounts payable and other liabilities	(17,039)	(45,371)
Decrease in accrued expenses	(22,887)	(15,663)
Other, net	(23,518)	819

Net cash provided by operating activities	28,919	27,247

Cash Flows from Investing Activities:
Purchases of lease equipment	(200,122)	(180,224)
Principal payments received under direct financing leases	106,967	118,729
Installment loans made to customers	(229,001)	(288,348)
Principal collected on installment loans	364,871	241,852
Proceeds from sales of operating lease assets	70,742	76,151
Investment in affiliates, net	(47,785)	(1,333)
Proceeds from sales of investment in affiliates	9,635	7,044
Purchases of available-for-sale securities	(287,269)	(278,464)
Proceeds from sales of available-for-sale securities	144,926	122,872
Proceeds from redemption of available-for-sale securities	131,833	171,598
Purchases of held-to-maturity securities	(608)	(173)
Purchases of other securities	(5,536)	(13,359)
Proceeds from sales of other securities	3,987	6,804
Purchases of other operating assets	(5,291)	(16,982)
Acquisitions of subsidiaries, net of cash acquired	(1,157)	(15,461)
Sales of subsidiaries, net of cash disposed	0	43,555
Other, net	13,661	(20,817)

Net cash provided by (used in) investing activities	69,853	(26,556)

Cash Flows from Financing Activities:
Net increase (decrease) in debt with maturities of three months or less	(137,310)	28,248
Proceeds from debt with maturities longer than three months	292,337	285,771
Repayment of debt with maturities longer than three months	(355,315)	(275,194)
Net increase (decrease) in deposits due to customers	18,673	(11,080)
Cash dividends paid to ORIX Corporation shareholders	(15,878)	(30,117)
Net increase in call money	0	3,000
Other, net	1,694	1,727

Net cash provided by (used in) financing activities	(195,799)	2,355

Effect of Exchange Rate Changes on Cash and Cash Equivalents	2,479	(2,293)

Net increase (decrease) in Cash and Cash Equivalents	(94,548)	753

Cash and Cash Equivalents at Beginning of Period	826,296	827,299

Cash and Cash Equivalents at End of Period	¥731,748	¥828,052

Notes to Consolidated Financial Statements

1.	Overview of Accounting Principles Utilized

In preparing the accompanying consolidated financial statements, ORIX Corporation (“the Company”) and its subsidiaries have complied with accounting principles generally accepted in the United States of America (“U.S. GAAP”), modified for the accounting for stock splits (see Note 2 (n)).

These statements include all adjustments (consisting of normal recurring accruals) that we considered necessary to present a fair statement of our results of operations, financial position and cash flows. The results reported in these condensed consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. These condensed consolidated financial statements should be read in conjunction with the financial statements and notes thereto included in our March 31, 2014 consolidated financial statements on Form 20-F.

Since the Company listed on the New York Stock Exchange in September 1998, the Company has filed the annual report (Form 20-F) including the consolidated financial statements with the Securities and Exchange Commission.

Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are as follows:

(a) Initial direct costs

Under U.S. GAAP, certain initial direct costs to originate leases or loans are being deferred and amortized as yield adjustments over the life of related direct financing leases or loans by using interest method.

Under Japanese GAAP, those initial direct costs are recognized as expenses when they are incurred.

(b) Operating leases

Under U.S. GAAP, revenues from operating leases are recognized on a straight-line basis over the contract terms. Also operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis.

Japanese GAAP allows for operating lease assets to be depreciated using mainly either a declining-balance basis or a straight-line basis.

(c) Accounting for life insurance operations

Based on ASC 944 (“Financial Services—Insurance”), certain costs related directly to the successful acquisition of new (or renewal of) insurance contracts, or deferred policy acquisition costs, are being deferred and amortized over the respective policy periods in proportion to anticipated premium revenue.

Under Japanese GAAP, such costs are recorded as expenses currently in earnings in each accounting period.

In addition, under U.S. GAAP, although policy liabilities for future policy benefits are established using the net level premium method, based on actuarial estimates of the amount of future policyholder benefits, under Japanese GAAP, these are calculated by the methodology which relevant authorities accept.

(d) Accounting for goodwill and other intangible assets in business combination

Under U.S. GAAP, goodwill and intangible assets that have indefinite useful lives are not amortized, but assessed at least annually for impairment. Additionally, if events or changes in circumstances indicate that the asset might be impaired, the Company and its subsidiaries test for impairment when such events or changes occur.

Under Japanese GAAP, goodwill is amortized over an appropriate period up to 20 years.

(e) Accounting for pension plans

Under U.S. GAAP, the Company and its subsidiaries apply ASC 715 (“Compensation—Retirement Benefits”) and record pension costs based on the amounts determined using actuarial methods. The net actuarial gain (loss) is amortized using a corridor test.

Under Japanese GAAP, the net actuarial gain (loss) is fully amortized over a certain term within the average remaining service period of employees.

(f) Reporting on discontinued operations

Under U.S. GAAP, in accordance with ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”), the financial results of discontinued operations and disposal gain or loss, net of applicable income tax effects, are presented as a separate line item from continuing operations in the consolidated statements of income. Results of these discontinued operations from prior periods are reclassified as income from discontinued operations in each prior period presented in the accompanying consolidated statements of income and consolidated statements of cash flows.

Under Japanese GAAP, there are no rules on reporting discontinued operations and the amounts are not presented separately from continuing operations.

(g) Presentation of net income in the consolidated statements of income

Under U.S. GAAP, net income consists of net income attributable to the parent and net income attributable to the noncontrolling interests. Each of them is separately stated in the consolidated statements of income.

Under Japanese GAAP, net income attributable to the minority interests is not included in net income.

(h) Partial sale and additional acquisition of the parent’s ownership interest in subsidiaries

Under U.S. GAAP, a partial sale and an additional acquisition of the parent’s ownership interest in subsidiaries where the parent continues to retain control of that subsidiary are accounted for as equity transactions. On the other hand, in a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained.

Under Japanese GAAP, a partial sale of the parent’s ownership interest where the parent continues to retain control is accounted for as a profit-loss transaction and an additional acquisition of the parent’s ownership interest is accounted for as a business combination. In addition, in a transaction that results in the loss of control, only the realized gain or loss related to the portion of ownership interest sold is recognized in income and the gain or loss on the remeasurement to fair value of the interest retained is not recognized.

(i) Classification in consolidated statements of cash flows

Classification in the statements of cash flows under U.S. GAAP is based on ASC 230 (“Statement of Cash Flows”), which differs from Japanese GAAP. As significant differences, purchase of lease equipment and principal payments received under direct financing leases, proceeds from sales of operating lease assets, installment loans made to customers and principal collected on installment loans (excluding issues and collections of loans held for sale) are included in “Cash Flows from Investing Activities” under U.S. GAAP while they are classified as “Cash Flows from Operating Activities” under Japanese GAAP.

(j) Securitization of financial assets

Under U.S. GAAP, an enterprise is required to perform analysis to determine whether or not to consolidate special-purpose entities (“SPEs”) for securitization under the VIE’s consolidation rules. As a result of the analysis, if it is determined that the enterprise transferred financial assets in a securitization transaction to an SPE that needs to be consolidated, the transaction is not accounted for as a sale but accounted for as a secured borrowing.

Under Japanese GAAP, an SPE that meets certain conditions may be considered not to be a subsidiary of the transferor. Therefore, if an enterprise transfers financial assets to this type of SPE in a securitization transaction, the transferee SPE is not required to be consolidated, and the enterprise accounts for the transaction as a sale and recognizes a gain or loss on the sale into earnings when control over the transferred assets is surrendered.

2.	Significant Accounting and Reporting Policies

(a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Investments in affiliates, where the Company has the ability to exercise significant influence by way of 20%-50% ownership or other means, are accounted for by using the equity method. Where the Company holds majority voting interests but noncontrolling shareholders have substantive participating rights to decisions that occur as part of the ordinary course of their business, the equity method is applied pursuant to ASC 810-10-25-2 to 14 (“Consolidation—The Effect of Noncontrolling Rights on Consolidation”). In addition, the consolidated financial statements also include variable interest entities to which the Company and its subsidiaries are primary beneficiaries pursuant to ASC 810 (“Consolidation”).

A lag period of up to three months is used on a consistent basis for recognizing the results of certain subsidiaries and affiliates.

All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) Use of estimates

Preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has identified ten areas where it believes assumptions and estimates are particularly critical to the financial statements. These are the selection of valuation techniques and determination of assumptions used in fair value measurements (see Note 3), the determination and periodic reassessment of the unguaranteed residual value for direct financing leases and operating leases (see (d)), the determination and reassessment of insurance policy liabilities and deferred policy acquisition costs (see (e)), the determination of the allowance for doubtful receivables on direct financing leases and probable loan losses (see (f)), the determination of impairment of long-lived assets (see (g)), the determination of impairment of investment in securities (see (h)), the determination of valuation allowance for deferred tax assets and the evaluation of tax positions (see (i)), the assessment and measurement of effectiveness in hedging relationship using derivative financial instruments (see (k)), the determination of benefit obligation and net periodic pension cost (see (l)) and the determination of impairment of goodwill and intangible assets that have indefinite useful lives (see (w)).

(c) Foreign currencies translation

The Company and its subsidiaries maintain their accounting records in their functional currency. Transactions in foreign currencies are recorded in the entity’s functional currency based on the prevailing exchange rates on the transaction date.

The financial statements of overseas subsidiaries and affiliates are translated into Japanese yen by applying the exchange rates in effect at the end of each fiscal period to all assets and liabilities. Income and expenses are translated at the average rates of exchange prevailing during the fiscal period. The currencies in which the operations of the overseas subsidiaries and affiliates are conducted are regarded as the functional currencies of these companies. Foreign currency translation adjustments reflected in accumulated other comprehensive income (loss) arise from the translation of foreign currency financial statements into Japanese yen.

(d) Recognition of revenues

Revenues are recognized when persuasive evidence of an arrangement exists, the service has been rendered or the goods have been delivered to the customer, the transaction price is fixed or determinable and collectibility is reasonably assured.

In addition to the aforementioned general policy, the policies as specifically described hereinafter are applied for each of the major revenue items.

Leases—The Company and its subsidiaries lease various assets to customers under direct financing or operating lease arrangements. Classification of a lease arrangement into either a direct financing lease or an operating lease is dependent upon the specific conditions of the arrangement. Revenue recognition policies applied for direct financing leases and operating leases are specifically described in sections following this paragraph. In providing leasing services, the Company and its subsidiaries execute supplemental services, such as paying insurance and handling taxes on leased assets on behalf of lessees. In some cases, automobile maintenance services are also provided to lessees. Where under terms of the lease or related maintenance agreements the Company and its subsidiaries bear the favorable or unfavorable variability of cost, revenues and expenses are recorded on a gross basis. For those arrangements in which the Company and its subsidiaries do not have substantial risks and rewards of ownership, but instead serve as an agent in collecting from lessees and remitting payments to third parties, the Company and its subsidiaries record revenues net of third-party services costs. Revenues from automobile maintenance services are taken into income over the contract period in proportion to the estimated service costs to be incurred and are recorded in other operating revenues in the accompanying consolidated statements of income.

(1) Recognition of revenues for direct financing leases

Direct financing leases consist of full-payout leases for various equipment types, including office equipment, industrial machinery and transportation equipment. The excess of aggregate lease rentals plus the estimated unguaranteed residual value over the cost of the leased equipment constitutes the unearned lease income to be taken into income over the lease term by using the interest method. The estimated residual values represent estimated proceeds from the disposition of equipment at the time the lease is terminated. Estimates of unguaranteed residual values are based on market values of used equipment, estimates of when and how much equipment will become obsolete, and actual recovery being experienced for similar used equipment. Initial direct costs are being deferred and amortized as a yield adjustment over the life of the related lease by using interest method. The unamortized balance of initial direct costs is reflected as a component of investment in direct financing leases.

(2) Recognition of revenues for operating leases

Revenues from operating leases are recognized on a straight-line basis over the contract terms. Investment in operating leases is recorded at cost less accumulated depreciation, which was ¥449,435 million and ¥459,202 million as of March 31, 2014 and June 30, 2014, respectively. Operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis. Depreciation expenses are included in costs of operating leases. Gains or losses arising from dispositions of operating lease assets, except real estate under operating leases, are included in operating lease revenues. With respect to some sales of real estate under operating leases such as commercial buildings, the Company and its subsidiaries may retain an interest in some cash flows of the real estate in the form of management or operation of the real estate.

Estimates of residual values are based on market values of used equipment, estimates of when and how much equipment will become obsolete and actual recovery being experienced for similar used equipment.

Installment loans—Interest income on installment loans is recognized on an accrual basis. Certain direct loan origination costs, net of origination fees, are deferred and amortized over the contractual term of the loan as an adjustment of the related loan’s yield using the interest method.

Interest payments received on impaired loans other than purchased loans are recorded as interest income unless the collection of the remaining investment is doubtful at which time payments received are recorded as reductions of principal. For purchased loans, although the acquired assets may remain loans in legal form, collections on these loans often do not reflect the normal historical experience of collecting delinquent accounts, and the need to tailor individual collateral-realization strategies often makes it difficult to reliably estimate the amount, timing or nature of collections. Accordingly, the Company and its subsidiaries use the cost recovery method of income recognition for such purchased loans regardless of whether impairment is recognized or not.

Non-accrual policy—In common with all classes, past-due financing receivables are receivables for which principal or interest is past-due 30 days or more. Loans whose terms have been modified are not classified as past-due financing receivables if the principals and interests are not past-due 30 days or more in accordance with the modified terms. The Company and its subsidiaries suspend accruing revenues on past-due installment loans and direct financing leases when principal or interest is past-due 90 days or more, or earlier, if management determines that their collections are doubtful based on factors such as individual debtors’ creditworthiness, historical loss experience, current delinquencies and delinquency trends. Accrued but uncollected interest is reclassified to investment in direct financing leases or installment loans in the accompanying consolidated balance sheets and becomes subject to the allowance for doubtful receivables and probable loan loss process. Cash repayments received on non-accrual loans are applied first against past due interest and then any surpluses are applied to principal in view of the conditions of the contract and obligors. The Company and its subsidiaries return non-accrual loans and lease receivables to accrual status when it becomes probable that the Company and its subsidiaries will be able to collect all amounts due according to the contractual terms of these loans and receivables, as evidenced by continual payments from the debtors. The period of such continual payments before returning to accrual status varies depending on factors that we consider are relevant in assessing the debtor’s creditworthiness, such as the debtor’s business characteristics and financial conditions as well as relevant economic conditions and trends.

Brokerage commissions and net gains on investment securities—Brokerage commissions and net gains on investment securities are recorded on a trade date basis.

Real estate sales—Revenues from the sales of real estate are recognized when a contract is in place, a closing has taken place, the buyer’s initial and continuing investment is adequate to demonstrate a commitment to pay for the property and the Company and its subsidiaries do not have a substantial continuing involvement in the property.

Revenues from asset management and servicing—The Company and its subsidiaries provide to our customers investment management services for investments in financial assets, and asset management as well as maintenance and administrative services for investments in real estate properties. The Company and its subsidiaries also perform servicing duties on behalf of their customers. The Company and its subsidiaries receive fees for those services from Company’s customers.

Revenues from asset management and servicing are recognized in the consolidated statements of income when transactions occur or services are rendered and the amounts are fixed or determinable and collectability of which is reasonably assured. Certain subsidiaries recognize revenues from performance fees when earned based on the performance of the asset under management. Another subsidiary recognizes revenues from performance fees on an accrual basis over the period in which services are performed.

Revenues from asset management and servicing primarily include management fee income and performance fee income. Management fees are calculated based on the predetermined percentages of the market value of the assets under management or net assets of the investment funds in accordance with the contracts with customers. Performance fees are calculated based on the predetermined percentages of the performance of the assets under management in accordance with the contracts with customers.

(e) Insurance premiums and expenses

Premium income from life insurance policies is recognized as earned premiums when due.

Life insurance benefits are recorded as expenses when they are incurred. Policy liabilities for future policy benefits are established using the net level premium method, based on actuarial estimates of the amount of future policyholder benefits.

ASC 944 (“Financial Services—Insurance”) requires insurance companies to defer certain costs related directly to the successful acquisition of new or renewal insurance contracts, or deferred policy acquisition costs, and amortize them over the respective policy periods in proportion to anticipated premium revenue. These deferred policy acquisition costs consist primarily of first-year commissions in excess of recurring policy maintenance costs and certain variable costs and expenses for underwriting policies.

Amortization charged to income for the three months ended June 30, 2013 and 2014 amounted to ¥1,803 million and ¥2,718 million, respectively.

(f) Allowance for doubtful receivables on direct financing leases and probable loan losses

The allowance for doubtful receivables on direct financing leases and probable loan losses is maintained at a level which, in the judgment of management, is appropriate to provide for probable losses inherent in lease and loan portfolios. The allowance is increased by provision charged to income and is decreased by charge-offs, net of recoveries.

Developing the allowance for doubtful receivables on direct financing leases and probable loan losses is subject to numerous estimates and judgments. In evaluating the appropriateness of the allowance, management considers various factors, including the business characteristics and financial conditions of the obligors, current economic conditions and trends, prior charge-off experience, current delinquencies and delinquency trends, future cash flows expected to be received from the direct financing leases and loans and value of underlying collateral and guarantees. Impaired loans are individually evaluated for a valuation allowance based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. For non-impaired loans, including loans that are not individually evaluated for impairment, and direct financing leases, the Company and its subsidiaries evaluate prior charge-off experience segmented by the debtors’ industries and the purpose of the loans, and then develop the allowance for doubtful receivables on direct financing leases and probable loan losses considering the prior charge-off experience and current economic conditions.

The Company and its subsidiaries charge off doubtful receivables when the likelihood of any future collection is believed to be minimal considering debtors’ creditworthiness and the liquidation status of collateral.

(g) Impairment of long-lived assets

The Company and its subsidiaries have followed ASC 360 (“Property, Plant, and Equipment”). Under ASC 360, long-lived assets to be held and used in operations, including tangible assets and intangible assets being amortized, consisting primarily of office building, condominiums, golf courses and other operating assets, shall be tested for recoverability whenever events or changes in circumstances indicate that the assets might be impaired. When the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets, the net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount. The Company and its subsidiaries determine the fair value using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate.

(h) Investment in securities

Trading securities are reported at fair value with unrealized gains and losses included in income.

Available-for-sale securities are reported at fair value, and unrealized gains or losses are recorded in accumulated other comprehensive income (loss), net of applicable income taxes, except investments which are recorded at fair value with unrealized gains and losses included in income by electing the fair value option under ASC 825 (“Financial Instruments”).

Held-to-maturity securities are recorded at amortized cost.

Other securities are recorded at cost or carrying value that reflects equity income and loss based on the Company’s share, except investments which are recorded at fair value with unrealized gains and losses included in income by electing the fair value option under ASC 825.

For available-for-sale securities, the Company and its subsidiaries generally recognize losses related to equity securities for which the fair value has been significantly below the acquisition cost (or current carrying value if an adjustment has been made in the past) for more than six months. Also, the Company and its subsidiaries charge against income losses related to equity securities in situations where, even though the fair value has not remained significantly below the carrying value for six months, the decline in the fair value of an equity security is based on the issuer’s specific economic conditions and not just general declines in the related market and where it is considered unlikely that the fair value of the equity security will recover within six months.

For debt securities, where the fair value is less than the amortized cost, the Company and its subsidiaries consider whether those securities are other-than-temporarily impaired using all available information about their collectability. The Company and its subsidiaries do not consider a debt security to be other-than-temporarily impaired if (1) the Company and its subsidiaries do not intend to sell the debt security, (2) it is not more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis and (3) the present value of estimated cash flows will fully cover the amortized cost of the security. On the other hand, the Company and its subsidiaries consider a debt security to be other-than-temporarily impaired if any of the above mentioned three conditions are not met. When the Company and its subsidiaries deem a debt security to be other-than-temporarily impaired, the Company and its subsidiaries recognize the entire difference between the amortized cost and the fair value of the debt securities if the Company and its subsidiaries intend to sell the debt security or it is more likely than not that the Company and its subsidiary will be required to sell the debt security before recovery of its amortized cost basis less any current-period credit loss. However, if the Company and its subsidiaries do not intend to sell the debt security and it is not more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis less any current-period credit loss, the Company and its subsidiaries separate the difference between the amortized cost and the fair value of the debt securities into the credit loss component and the non-credit loss component. The credit loss component is recognized in earnings, and the non-credit loss component is recognized in other comprehensive income (loss), net of applicable income taxes.

For other securities, when the Company and its subsidiaries determine the decline in value is other than temporary the Company and its subsidiaries reduce the carrying value of the security to the fair value and charge against income losses related to these other securities in situations.

(i) Income taxes

The Company, in general, determines its provision for income taxes for quarterly periods by applying the current estimate of the effective tax rate for the full fiscal year to the actual year-to-date income before income taxes and discontinued operations. The estimated effective tax rate is determined by dividing the estimated provision for income taxes for the full fiscal year by the estimated income before income taxes and discontinued operations for the full fiscal year.

At the fiscal year end, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if, based on the weight of available evidence, it is “more likely than not” that some portion or all of the deferred tax asset will not be realized.

The effective income tax rates including discontinued operations for the three months ended June 30, 2013 and 2014 were 34.4% and 35.0%, respectively. For the three months ended June 30, 2013, the Company and its subsidiaries in Japan are subject to a National Corporate tax of approximately 28%, an Inhabitant tax of approximately 5% and a deductible Enterprise tax of approximately 8%, which in the aggregate result in a statutory income tax rate of approximately 38.3%. For the three months ended June 30, 2014, as a result of the tax reforms as discussed in the following paragraph, the National Corporation tax was reduced from approximately 28% to approximately 26% and accordingly, the statutory income tax rate was reduced to approximately 35.9%. The effective income tax rate is different from the statutory tax rate primarily because of certain non-deductible expenses for tax purposes, non-taxable income for tax purposes, the effect of lower income tax rates on foreign subsidiaries and a life insurance subsidiary in Japan, and a change in valuation allowance.

On March 20, 2014, the bill for reconstruction funding and the bill for local corporate tax were approved by the National Diet of Japan. For the fiscal year beginning on April 1, 2014, special corporate tax for reconstruction will not be charged, and as a result, the statutory income tax rate for the fiscal year beginning on April 1, 2014 was reduced from approximately 38.3% to approximately 35.9%. In addition, from fiscal years beginning on or after October 1, 2014, the statutory national income tax rate will increase from approximately 23.6% to approximately 24.6% and the statutory local income tax rate will decrease from approximately 12.3% to approximately 11.3%, while total statutory income tax rate will remain at 35.9%.

The Company and its subsidiaries have followed ASC 740 (“Income Taxes”). According to ASC 740, the Company and its subsidiaries recognize the financial statement effects of a tax position taken or expected to be taken in a tax return when it is more likely than not, based on the technical merits, that the position will be sustained upon tax examination, including resolution of any related appeals or litigation processes, and measure the tax position that meets the recognition threshold at the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with the taxing authority. The Company and its subsidiaries classify penalties and interest expense related to income taxes as part of provision for income taxes in the consolidated statements of income.

The Company and certain consolidated subsidiaries have elected to file a consolidated tax return for National Corporation tax purposes.

The Company and its subsidiaries adopted Accounting Standards Update 2013-11 (“Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists”—ASC 740 (“Income Taxes”)) on April 1, 2014.

(j) Securitized assets

The Company and its subsidiaries have securitized and sold to investors various financial assets such as lease receivables and loan receivables. In the securitization process, the assets to be securitized (“the assets”) are sold to trusts or SPEs that issue asset-backed beneficial interests and securities to the investors.

In accordance with ASC 860 (“Transfers and Servicing”) and ASC 810 (“Consolidation”), trusts or SPEs used in securitization transactions are consolidated if the Company and its subsidiaries are the primary beneficiary of the trusts or SPEs, and the transfers of the financial assets to those consolidated trusts and SPEs are not accounted for as sales. Assets held by consolidated trusts or consolidated SPEs continue to be accounted for as lease receivables and loan receivable, as they were before the transfer, and asset-backed beneficial interests and securities issued to the investors are accounted for as debt. When the Company and its subsidiaries have transferred financial assets to a transferee that is not subject to consolidation, the Company and its subsidiaries account for the transfer as a sale if control over the transferred assets is surrendered.

A certain subsidiary originates and sells loans into the secondary market, while retaining the obligation to service those loans. In addition, it undertakes obligations to service loans originated by others. The subsidiary recognizes servicing assets if it expects the benefit of servicing to more than adequately compensate it for performing the servicing or recognizes servicing liabilities if it expects the benefit of servicing to less than adequately compensate it. These servicing assets and liabilities are initially recognized at fair value and subsequently accounted for using the amortization method whereby the assets and liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss. On a quarterly basis, servicing assets and liabilities are evaluated for impairment or increased obligations. The fair value of servicing assets and liabilities is estimated using an internal valuation model, or by obtaining an opinion of value from an independent third-party vendor. Both methods are based on calculating the present value of estimated future net servicing cash flows, taking into consideration discount rates, prepayments and servicing costs. The internal valuation model is validated at least semiannually through third-party valuations.

(k) Derivative financial instruments

The Company and its subsidiaries apply ASC 815 (“Derivatives and Hedging”), and all derivatives held by the Company and its subsidiaries are recognized on the consolidated balance sheets at fair value. The accounting treatment of subsequent changes in the fair value depends on their use, and whether they qualify as effective “hedges” for accounting purposes. Derivatives that are not hedges must be adjusted to fair value through the consolidated statements of income. If a derivative is a hedge, then depending on its nature, changes in its fair value will be either offset against change in the fair value of hedged assets or liabilities through the consolidated statements of income, or recorded in other comprehensive income (loss).

If a derivative is held as a hedge of the variability of fair value related to a recognized asset or liability or an unrecognized firm commitment (“fair value” hedge), changes in the fair value of the derivative are recorded in earnings along with the changes in the fair value of the hedged item.

If a derivative is held as a hedge of the variability of cash flows related to a forecasted transaction or a recognized asset or liability (“cash flow” hedge), changes in the fair value of the derivative are recorded in other comprehensive income (loss) to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item.

If a derivative is held as a hedge of a foreign-currency fair-value or cash-flow hedge (“foreign currency” hedge), changes in the fair value of the derivative are recorded in either earnings or other comprehensive income (loss), depending on whether the hedged transaction is a fair-value hedge or a cash-flow hedge. However, if a derivative is used as a hedge of a net investment in a foreign operation, changes in its fair value, to the extent effective as a hedge, are recorded in the foreign currency translation adjustments account within other comprehensive income (loss).

Changes in the fair value of a derivative that are not held as a hedge, such as those held for trading use, or the ineffective portion of the change in fair value of derivatives that qualify as a hedge, are recorded in earnings.

For all hedging relationships, at inception the Company and its subsidiaries formally document the details of the hedging relationship and the hedged activity. The Company and its subsidiaries also formally assess, both at the hedge’s inception and on an ongoing basis, the effectiveness of the hedge relationship. The Company and its subsidiaries cease hedge accounting prospectively when the derivative no longer qualifies for hedge accounting.

(l) Pension plans

The Company and certain subsidiaries have contributory and non-contributory pension plans covering substantially all of their employees. The Company and its subsidiaries apply ASC 715 (“Compensation—Retirement Benefits”), and the costs of pension plans are accrued based on amounts determined using actuarial methods, with assumptions of discount rate, rate of increase in compensation level, expected long-term rate of return on plan assets and others.

The Company and its subsidiaries also recognize the funded status of pension plans, measured as the difference between the fair value of plan assets and the benefit obligation, on the consolidated balance sheets. Changes in that funded status are recognized in the year in which the changes occur through other comprehensive income (loss), net of applicable income taxes.

(m) Stock-based compensation

The Company and its subsidiaries apply ASC 718 (“Compensation—Stock Compensation”). ASC 718 requires, with limited exception, that the cost of employee services received in exchange for an award of equity instruments be measured based on the grant-date fair value. The costs are recognized over the requisite employee service period.

(n) Stock splits

Stock splits implemented prior to October 1, 2001 had been accounted for by transferring an amount equivalent to the par value of the shares from additional paid-in capital to common stock as required by the Japanese Commercial Code (the “Code”) before amendment. However, no such reclassification was made for stock splits when common stock already included a portion of the proceeds from shares issued at a price in excess of par value. This method of accounting was in conformity with accounting principles generally accepted in Japan.

As a result of a revision to the Code before amendment effective on October 1, 2001 and the Companies Act implemented on May 1, 2006, the above-mentioned method of accounting required by the Code has become unnecessary.

In the United States, stock splits in comparable circumstances are considered to be stock dividends and are accounted for by transferring from retained earnings to common stock and additional paid-in capital amounts equal to the fair market value of the shares issued. Common stock is increased by the par value of the shares and additional paid-in capital is increased by the excess of the market value over par value of the shares issued. Had such stock splits made prior to October 1, 2001 been accounted for in this manner, additional paid-in capital as of June 30, 2014 would have increased by approximately ¥24,674 million, with a corresponding decrease in retained earnings. Total ORIX Corporation shareholders’ equity would remain unchanged. A stock split on May 19, 2000 and April 1, 2013 was excluded from the above amounts because the stock split was not considered to be a stock dividend under U.S. GAAP.

(o) Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits placed with banks and short-term highly liquid investments with original maturities of three months or less.

(p) Restricted cash

Restricted cash consists of trust accounts under securitization programs and real estate, deposits related to servicing agreements, deposits collected on the underlying assets and applied to non-recourse loans and others.

(q) Installment loans

Certain loans, for which the Company and its subsidiaries have the intent and ability to sell to outside parties in the foreseeable future, are considered held for sale and are carried at the lower of cost or market value determined on an individual basis, except loans held for sale for which the fair value option under ASC 825 (“Financial Instruments”) was elected. A subsidiary elected the fair value option under ASC 825 on its loans held for sale originated on or after October 1, 2011. The subsidiary enters into forward sale agreements to offset the change in the fair value of loans held for sale, and the election of the fair value option allows the subsidiary to recognize both the change in the fair value of the loans and the change in the fair value of the forward sale agreements due to changes in interest rates in the same accounting period.

Loans held for sale are included in installment loans and the outstanding balances of these loans as of March 31, 2014 and June 30, 2014 were ¥14,267 million and ¥10,230 million, respectively. There were ¥12,631 million and ¥7,809 million of loans held for sale as of March 31, 2014 and June 30, 2014, respectively, measured at fair value by electing the fair value option.

(r) Other operating assets

Other operating assets consist primarily of operating facilities (including golf courses, hotels, training facilities and senior housing), which are stated at cost less accumulated depreciation, and depreciation is calculated mainly on a straight-line basis over the estimated useful lives of the assets. Accumulated depreciation were ¥62,182 million and ¥61,847 million as of March 31, 2014 and June 30, 2014, respectively.

(s) Other receivables

Other receivables primarily include payments made on behalf of lessees for property tax, maintenance fees and insurance premiums in relation to direct financing lease contracts, accounts receivables in relation to sales of assets to be leased, residential condominiums and other assets, accrued revenue in relation to business operations and derivative assets.

(t) Inventories

Inventories primarily consist of advance and/or progress payments for development of residential condominiums for sale and completed residential condominiums (including completed residential condominiums waiting to be delivered to buyers under the contracts for sale). Advance and/or progress payments for development of residential condominiums for sale are carried at cost less any impairment losses and finished goods (including completed residential condominiums) are stated at the lower of cost or market. As of March 31, 2014, and June 30, 2014, advance and/or progress payments were ¥111,813 million and ¥84,889 million, respectively, and finished goods were ¥24,291 million and ¥42,345 million, respectively.

For the three months ended June 30, 2013, a certain subsidiary recorded ¥3,257 million of write-downs principally for advance and/or progress payments for development of residential condominiums for sale, resulting from an increase in development costs and/or a decrease in expected sales price. For the three months ended June 30, 2014, no write-downs were recorded. These write-downs were recorded in costs of real estate sales and included in the Real Estate segment.

(u) Office facilities

Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis or straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥39,747 million and ¥40,088 million as of March 31, 2014 and June 30, 2014, respectively.

(v) Other assets

Other assets consist primarily of the excess of purchase prices over the net assets acquired in acquisitions (goodwill) and other intangible assets (see (w)), deferred insurance policy acquisition costs which are amortized over the contract periods, leasehold deposits, advance payments made in relation to purchases of assets to be leased and construction of real estate for operating lease, and deferred tax assets.

(w) Goodwill and other intangible assets

The Company and its subsidiaries have followed ASC 805 (“Business Combinations”) and ASC 350 (“Intangibles”). ASC 805 requires that all business combinations be accounted for using the acquisition method. It also requires that intangible assets acquired in a business combination be recognized apart from goodwill if the intangible assets meet one of two criteria—either the contractual-legal criterion or the separability criterion. In a business combination achieved in stages, the Company and its subsidiaries remeasure their previously held equity interest at their acquisition-date fair value and recognize the resulting gain or loss, if any, in earnings.

ASC 350 establishes how intangible assets (other than those acquired in a business combination) should be accounted for upon acquisition. It also addresses how goodwill and other intangible assets should be accounted for subsequent to their acquisition. Goodwill and intangible assets that have indefinite useful lives are not amortized but tested at least annually for impairment. Additionally, if events or changes in circumstances indicate that the asset might be impaired, we test for impairment when such events or changes occur. Under ASC 350, the Company and its subsidiaries may perform a qualitative assessment to determine whether to calculate the fair value of a reporting unit under the first step of the two-step goodwill impairment test. If, after assessing the totality of events or circumstances, it is determined that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then the Company and/or subsidiaries do not perform the two-step impairment test. However, if the Company and/or subsidiaries conclude otherwise, the Company and/or subsidiaries perform the first step of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. If the fair value of the reporting unit falls below its carrying amount, then the Company and/or subsidiaries perform the second step of the goodwill impairment test by comparing the fair value of goodwill with its carrying amount. If the carrying amount of goodwill exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The Company and its subsidiaries test the goodwill either at the operating segment level or one level below the operating segments. The Company and its subsidiaries perform the qualitative assessment for some goodwill but bypass the qualitative assessment and proceed directly to the first step of the two-step impairment test for other goodwill.

According to ASC 350, the Company and its subsidiaries may perform a qualitative assessment to determine whether it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, the Company and/or subsidiaries conclude that it is not more likely than not that the indefinite-lived asset is impaired, then the Company and/or subsidiaries do not perform the quantitative impairment test. However, if the Company and/or subsidiaries conclude otherwise, the Company and/or subsidiaries calculate the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test. If the carrying amount of the indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The Company and its subsidiaries perform the qualitative assessment for some indefinite-lived intangible assets but bypass the qualitative assessment and perform the quantitative assessment for other indefinite-lived intangible assets.

Intangible assets with finite lives are amortized over their useful lives and tested for impairment in accordance with ASC 360 (“Property, Plant, and Equipment”).

The amount of goodwill is ¥366,375 million and ¥305,599 million as of March 31, 2014 and June 30, 2014, respectively.

The amount of other intangible assets is ¥323,225 million and ¥378,418 million as of March 31, 2014 and June 30, 2014, respectively.

(x) Trade notes, accounts payable and other liabilities

Trade notes, accounts payable and other liabilities include accounts payables, guarantee liabilities, and derivative liabilities.

(y) Capitalization of interest costs

The Company and its subsidiaries capitalized interest costs related to specific long-term development projects.

(z) Advertising

The costs of advertising are expensed as incurred.

(aa) Discontinued operations

In April 2014, Accounting Standards Update 2014-08 (“Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”—ASC 205 (“Presentation of Financial Statements”) and ASC 360 (“Property, Plant, and Equipment”)) was issued. This Update requires an entity to report a disposal or a classification as held for sale of a component of an entity or a group of components of an entity in discontinued operations if it represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. The Company and its subsidiaries early adopted this Update on April 1, 2014. In accordance with this Update, the Company and its subsidiaries report a disposal of a component or a group of components of the Company and its subsidiaries in discontinued operations if the disposal represents a strategic shift which has (or will have) a major effect on the company and its subsidiaries’ operations and financial results when the component or group of components is disposed by sale or classified as held for sale on or after April 1, 2014.

During the three months ended June 30, 2013, the Company and its subsidiaries have followed ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”) prior to the early adoption of the amendments. Under ASC 205-20 prior to the early adoption of the amendments, the scope of discontinued operations includes the operating results of any component of an entitiy with its own identifiable operations and cash flow and in which operations the Company and its subsidiaries will not have significant continuing involvement. Included in reported discontinued operations are the operating results of operations for the subsidiaries, the business units and certain properties sold or to be disposed of by sale without significant continuing involvements, which results of operations for prior periods presented have also been reclassified as discontinued operations in the accompanying consolidated statements of income and consolidated statements of cash flows. During the three months ended June 30, 2014, where the Company and its subsidiaries have significant continuing involvement in the operations from the real estate under operating leases which have been disposed of, the gains or losses arising from such disposition are separately disclosed as gains on sales of real estate under operating leases, whereas if the Company and its subsidiaries have no significant continuing involvement in the operations from such disposed real estate, the gains or losses are reported as income from discontinued operations, net.

Accounting Standards Update 2014-08 do not apply to a disposal or a classification as held for sale of a component or a group of components of the Company and its subsidiaries which have previously been reported in the financial statements. Accordingly, during the three months ended June 30, 2014, the Company and its subsidiaries continue to report gains on sales and the results of operations of subsidiaries, business units, and certain rental properties, which was classified as held for sale at March 31, 2014, as income from discontinued operations in the accompanying consolidated statements of income in accordance with ASC 205-20 prior to the early adoption of the amendments.

(ab) Earnings per share

Basic earnings per share is computed by dividing the income attributable to ORIX Corporation shareholders from continuing operations and net income attributable to ORIX Corporation shareholders by the weighted average number of shares of outstanding common stock in each period and diluted earnings per share, which reflects the potential dilution that could occur if securities or other contracts issuing common stock were exercised or converted into common stock. Earnings per share is adjusted for any stock splits and stock dividends retrospectively.

(ac) Partial sale and additional acquisition of the parent’s ownership interest in subsidiaries

A partial sale and an additional acquisition of the parent’s ownership interest in subsidiaries where the parent continues to retain control of that subsidiary are accounted for as equity transactions. On the other hand, in a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained.

(ad) Redeemable noncontrolling interests

Noncontrolling interests in certain subsidiaries are redeemable preferred shares which are subject to call and put rights upon certain shareholder events. As redemption of the noncontrolling interest is not solely in the control of the subsidiary, it is recorded between Liabilities and Equity on the consolidated balance sheets at its estimated redemption value in accordance with provisions including EITF Topic No. D-98 (ASC 480-10-s99-3A) (“Classification and Measurement of Redeemable Securities”).

(ae) Issuance of stock by an affiliate

When an affiliate issues stock to unrelated third parties, the Company and its subsidiaries’ ownership interest in the affiliate decreases. In the event that the price per share is more or less than the Company and its subsidiaries’ average carrying amount per share, the Company and its subsidiaries adjust the carrying amount of its investment in the affiliate and recognize gain or loss in the consolidated statements of income in the year in which the change in ownership interest occurs.

(af) New accounting pronouncements

In February 2013, Accounting Standards Update 2013-04 (“Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date”—ASC 405 (“Liabilities”)) was issued. This Update requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The Company and its subsidiaries adopted this Update on April 1, 2014. The adoption had no effect on the Company and its subsidiaries’ results of operations or financial position.

In March 2013, Accounting Standards Update 2013-05 (“Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity”—ASC 830 (“Foreign Currency Matters”)) was issued. This Update requires that when a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity, the parent release any related cumulative translation adjustment into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. This Update continues to require an entity to release a pro rata portion of the cumulative translation adjustment into net income upon a partial sale of an equity method investment that is a foreign entity. This Update requires an acquirer to release any related cumulative translation adjustment into net income when the acquirer obtains a controlling financial interest in a foreign entity that was previously an equity method affiliate in a business combination achieved in stages. The Company and its subsidiaries adopted this Update on April 1, 2014. The adoption had no effect on the Company and its subsidiaries’ results of operations or financial position.

In April 2013, Accounting Standards Update 2013-07 (“Liquidation Basis of Accounting”—ASC 205 (“Presentation of Financial Statements”)) was issued. This Update requires an entity to prepare its financial statements using the liquidation basis of accounting when liquidation is imminent and provides principles for the recognition and measurement of assets and liabilities and requirements for financial statements prepared using the liquidation basis of accounting. The Company and its subsidiaries adopted this Update on April 1, 2014. The adoption had no effect on the Company and its subsidiaries’ results of operations or financial position.

In June 2013, Accounting Standards Update 2013-08 (“Amendments to the Scope, Measurement, and Disclosure Requirements”—ASC 946 (“Financial Services—Investment Companies”)) was issued. This Update changes the approach to the investment company assessment, clarifies the characteristics of an investment company, and provides comprehensive guidance for assessing whether an entity is an investment company. This Update requires an investment company to measure noncontrolling ownership interests in other investment companies at fair value rather than using the equity method of accounting. This Update requires an investment company to disclose the additional information about an entity’s status as an investment company and financial support provided or contractually required to be provided by an investment company to its investees. The Company and its subsidiaries adopted this Update on April 1, 2014. The adoption had no material effect on the Company and its subsidiaries’ results of operations or financial position.

In July 2013, Accounting Standards Update 2013-11 (“Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists”—ASC 740 (“Income Taxes”)) was issued. This Update requires an entity to present an unrecognized tax benefit as a reduction of a deferred tax asset for a net operating loss carryforward, or similar tax loss or tax credit carryforward, rather than as a liability, with certain exceptions. The Company and its subsidiaries adopted this Update on April 1, 2014. The adoption had no effect on the Company and its subsidiaries’ results of operations or financial position.

In January 2014, Accounting Standards Update 2014-04 (“Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure”—ASC 310-40 (“Receivables—Troubled Debt Restructurings by Creditors”)) was issued. This Update clarifies when a creditor is considered to have received physical possession resulting from an in substance repossession or foreclosure of residential real estate property collateralizing a consumer mortgage loan. Additionally, this Update requires an entity to disclose the amount of foreclosed residential real estate property and the recorded investment in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure. This Update is effective for fiscal years, and interim periods within those annual periods beginning after December 15, 2014. The amendments should be applied on either a prospective basis or a modified retrospective basis. Early adoption is permitted. The adoption is not expected to have a material effect on the Company and its subsidiaries’ results of operations or financial position.

In April 2014, Accounting Standards Update 2014-08 (“Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”—ASC 205 (“Presentation of Financial Statements”) and ASC 360 (“Property, Plant, and Equipment”)) was issued. This Update requires an entity to report a disposal (or a classification as held for sale) of a component of an entity or a group of components of an entity in discontinued operations if it represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. This Update requires an entity to present, for each comparative period, the assets and liabilities of discontinued operations separately in the asset and liability sections, respectively, of the statement of financial position. Furthermore, this Update requires additional disclosures about discontinued operations and a disposal of an individually significant component that does not qualify for discontinued operations. The Company and its subsidiaries early adopted this Update on April 1, 2014. The adoption had no material effect on the Company and its subsidiaries’ results of operations or financial position.

In May 2014, Accounting Standards Update 2014-09 (“Revenue from Contracts with Customers”—ASC 606 (“Revenue from Contracts with Customers”)) was issued. The core principle of this Update is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply a five-step model to determine when to recognize revenue, and in what amount. The five steps to apply the model are:

•	Identify the contract(s) with a customer

•	Identify the performance obligations in the contract

•	Determine the transaction price

•	Allocate the transaction price to the performance obligations in the contract

•	Recognize revenue when (or as) the entity satisfies a performance obligation

This Update requires an entity to disclose more information about contracts with customers than under the current disclosure requirements. The Update is effective for fiscal years, and interim periods within those years beginning after December 15, 2016. Early adoption is prohibited. An entity should apply the amendments in this Update using either a retrospective method or a cumulative-effect method. The entity using the retrospective method may elect some optional expedients to simplify a full retrospective basis. The entity using the cumulative-effect method would recognize the cumulative effect of initially applying this Update as an adjustment to the opening balance of retained earnings or net assets at the date of initial application. The Company and its subsidiaries are currently evaluating the effect that the adoption of this Update will have on the Company and its subsidiaries’ results of operations and financial position.

In June 2014, Accounting Standards Update 2014-11 (“Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures”—ASC 860 (“Transfers and Servicing”)) was issued. This Update requires an entity to account for repurchase-to-maturity transactions as secured borrowings. This Update eliminates the guidance on repurchase financing transactions in ASC 860-10-40-42 through 40-47 and requires the transferor and transferee to symmetrically account for the initial transfer of the financial asset as a sale (provided that derecognition conditions are met) and purchase, respectively. Additionally, this Update requires new disclosure requirements related to certain transfers of financial assets that are accounted for as sales and certain transfers accounted for as secured borrowings. This Update is effective for fiscal years, and interim periods within those annual periods beginning after December 15, 2014. Early adoption is prohibited. Generally, the effect of adopting this Update on the Company and its subsidiaries’ results of operations or financial position will depend on future transactions.

In June 2014, Accounting Standards Update 2014-12 (“Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period a consensus of the FASB Emerging Issues Task Force”—ASC 718 (“Compensation—Stock Compensation”)) was issued. This Update requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. This Update is effective for fiscal years, and interim periods within those annual periods beginning after December 15, 2015. The amendments in this Update should be applied on either a prospective basis or a modified retrospective basis. Early adoption is permitted. The adoption is not expected to have a material effect on the Company and its subsidiaries’ results of operations and financial position.

(ag) Reclassifications

Certain amounts in fiscal 2014 consolidated financial statements have been reclassified to conform to fiscal 2015 presentation.

3.	Fair Value Measurements

The Company and its subsidiaries adopted ASC 820 (“Fair Value Measurement”). This Codification Section defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

This Codification Section classifies and prioritizes inputs used in valuation techniques to measure fair value into the following three levels:

Level 1:	Inputs of quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly.
Level 3:	Unobservable inputs for the assets or liabilities.

This Codification Section differentiates between those assets and liabilities required to be carried at fair value at every reporting period (“recurring”) and those assets and liabilities that are only required to be adjusted to fair value under certain circumstances (“nonrecurring”). The Company and its subsidiaries mainly measure certain loans held for sale, trading securities, available-for-sale securities, certain investment funds, derivatives and certain contingent consideration at fair value on a recurring basis.

The following table presents recorded amounts of major financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2014 and June 30, 2014:

March 31, 2014

	Millions of yen
	Total carrying value in Consolidated Balance Sheets	Quoted prices in active markets for identical assets or liabilities (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets:
Loans held for sale*1	¥12,631	¥0	¥12,631	¥0
Trading securities	16,079	275	15,804	0
Available-for-sale securities	881,606	230,618	566,987	84,001
Japanese and foreign government bond securities	360,360	114,989	245,371	0
Japanese prefectural and foreign municipal bond securities	96,697	0	96,697	0
Corporate debt securities	201,386	0	200,725	661
Specified bonds issued by SPEs in Japan	6,772	0	0	6,772
CMBS and RMBS in the U.S.	17,833	0	0	17,833
Other asset-backed securities	47,798	0	613	47,185
Other debt securities	11,550	0	0	11,550
Equity securities*2	139,210	115,629	23,581	0
Other securities	6,317	0	0	6,317
Investment funds*3	6,317	0	0	6,317
Derivative assets	12,437	8	9,943	2,486
Interest rate swap agreements	2,528	0	2,528	0
Options written and other	5,486	0	3,000	2,486
Futures, foreign exchange contracts	860	8	852	0
Foreign currency swap agreements	3,534	0	3,534	0
Credit derivatives written	29	0	29	0

	¥929,070	¥230,901	¥605,365	¥92,804

Financial Liabilities:
Derivative liabilities	¥16,646	¥28	¥16,618	¥0
Interest rate swap agreements	634	0	634	0
Options written and other	3,605	0	3,605	0
Futures, foreign exchange contracts	4,966	28	4,938	0
Foreign currency swap agreements	7,176	0	7,176	0
Credit derivatives held	265	0	265	0
Accounts payable	2,833	0	0	2,833
Contingent consideration	2,833	0	0	2,833

	¥19,479	¥28	¥16,618	¥2,833

June 30, 2014

	Millions of yen
	Total carrying value in Consolidated Balance Sheets	Quoted prices in active markets for identical assets or liabilities (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets:
Loans held for sale*1	¥7,809	¥0	¥7,809	¥0
Trading securities	16,862	927	15,935	0
Available-for-sale securities	888,759	134,552	656,934	97,273
Japanese and foreign government bond securities	304,346	24,998	279,348	0
Japanese prefectural and foreign municipal bond securities	132,484	0	132,484	0
Corporate debt securities	221,408	0	221,244	164
Specified bonds issued by SPEs in Japan	7,282	0	0	7,282
CMBS and RMBS in the U.S.	28,502	0	0	28,502
Other asset-backed securities	50,664	0	603	50,061
Other debt securities	11,264	0	0	11,264
Equity securities*2	132,809	109,554	23,255	0
Other securities	10,768	0	0	10,768
Investment funds*3	10,768	0	0	10,768
Derivative assets	15,739	3	10,562	5,174
Interest rate swap agreements	2,104	0	2,104	0
Options written and other	6,515	0	1,341	5,174
Futures, foreign exchange contracts	3,200	3	3,197	0
Foreign currency swap agreements	3,920	0	3,920	0

	¥939,937	¥135,482	¥691,240	¥113,215

Financial Liabilities:
Derivative liabilities	¥17,712	¥29	¥17,683	¥0
Interest rate swap agreements	589	0	589	0
Options written and other	4,990	0	4,990	0
Futures, foreign exchange contracts	4,162	29	4,133	0
Foreign currency swap agreements	7,673	0	7,673	0
Credit derivatives held	298	0	298	0
Accounts payable	2,420	0	0	2,420
Contingent consideration	2,420	0	0	2,420

	¥20,132	¥29	¥17,683	¥2,420

*1	A subsidiary elected the fair value option under ASC 825 (“Financial Instrument”) on the loans held for sale originated on or after October 1, 2011. These loans are multi-family and seniors housing loans and are sold to Federal National Mortgage Association (“Fannie Mae”) or institutional investors. Included in other operating revenues in the consolidated statements of income are losses from the change in the fair value of the loans of ¥694 million and ¥1 million for the three months ended June 30, 2013 and 2014, respectively. No gains or losses were recognized in earnings during the three months ended June 30, 2013 and the three months ended June 30, 2014, attributable to changes in instrument-specific credit risk. The amounts of aggregate unpaid principal balance and aggregate fair value of the loans held for sale at March 31, 2014, are ¥12,024 million and ¥12,631 million, respectively, and the amount of the aggregate fair value exceeds the amount of aggregate unpaid principal balance by ¥607 million. The amounts of aggregate unpaid principal balance and aggregate fair value of the loans held for sale as of June 30, 2014, are ¥7,213 million and ¥7,809 million, respectively, and the amount of the aggregate fair value exceeds the amount of aggregate unpaid principal balance by ¥596 million. As of March 31, 2014 and June 30, 2014, there are no loans that are 90 days or more past due, in non-accrual status, or both.
*2	Certain subsidiary elected the fair value option under ASC 825 (“Financial Instruments”) for investments in equity securities included in available-for-sale securities. Included in brokerage commissions and net gains on investment securities in the consolidated statements of income were gains from the change in the fair value of those investments of ¥220 million for the three months ended June 30, 2014. The amounts of aggregate fair value elected the fair value option were ¥5,116 million and ¥5,210 million as of March 31, 2014 and June 30, 2014, respectively.
*3	Certain subsidiaries elected the fair value option under ASC 825 (“Financial Instruments”) for investments in some funds. Included in brokerage commissions and net gains on investment securities in the consolidated statements of income were gains from the change in the fair value of those investments of ¥188 million and ¥168 million for the three months ended June 30, 2013 and the three months ended June 30, 2014. The amounts of aggregate Investment funds and aggregate fair value are ¥6,317 million and ¥10,768 million as of March 31, 2014 and June 30, 2014, respectively.

Changes in economic conditions or valuation methodologies may require the transfer of assets and liabilities from one fair value level to another. In such instances, the Company and its subsidiaries recognize the transfer at the beginning of the quarter during which the transfers occur. For the three months ended June 30, 2013 and 2014, there were no transfers between Level 1 and Level 2.

The following table presents the reconciliation for financial assets and liabilities (net) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the three months ended June 30, 2013 and 2014:

Three months ended June 30, 2013

	Millions of yen
	Balance at April 1, 2013	Gains or losses (realized/unrealized)			Purchases	Sales	Settlements	Transfers in and/ or out of Level 3 (net)	Balance at June 30, 2013	Change in unrealized gains or losses included in earnings for assets and liabilities still held at June 30, 2013 *1
		Included in earnings *1	Included in other comprehensive income *2	Total
Available-for-sale securities	¥136,978	¥2,103	¥1,808	¥3,911	¥12,346	¥(9,622)	¥(51,078)	¥0	¥92,535	¥313
Corporate debt securities	6,524	275	(329)	(54)	0	(1,203)	(3)	0	5,264	10
Specified bonds issued by SPEs in Japan	63,244	65	24	89	0	0	(37,864)	0	25,469	25
CMBS and RMBS in the U.S.	24,338	1,717	1,014	2,731	441	(8,419)	(6,751)	0	12,340	210
Other asset-backed securities	34,561	46	360	406	11,905	0	(6,460)	0	40,412	68
Other debt securities	8,311	0	739	739	0	0	0	0	9,050	0
Other securities	5,800	191	285	476	970	(118)	0	0	7,128	190
Investment funds	5,800	191	285	476	970	(118)	0	0	7,128	190
Derivative assets and liabilities (net)	2,099	(3,459)	0	(3,459)	0	0	(1,615)	0	(2,975)	(3,459)
Options held/written and other	2,099	(3,459)	0	(3,459)	0	0	(1,615)	0	(2,975)	(3,459)

Three months ended June 30, 2014

	Millions of yen
	Balance at April 1, 2014	Gains or losses (realized/unrealized)			Purchases	Sales	Settlements	Transfers in and/ or out of Level 3 (net)	Balance at June 30, 2014	Change in unrealized gains or losses included in earnings for assets and liabilities still held at June 30, 2014 *1
		Included in earnings *1	Included in other comprehensive income *2	Total
Available-for-sale securities	¥84,001	¥27	¥245	¥272	¥22,539	¥(613)	¥(8,926)	¥0	¥97,273	¥20
Corporate debt securities	661	1	3	4	0	0	(501)	0	164	0
Specified bonds issued by SPEs in Japan	6,772	1	15	16	700	0	(206)	0	7,282	1
CMBS and RMBS in the U.S.	17,833	(8)	199	191	11,237	0	(759)	0	28,502	0
Other asset-backed securities	47,185	33	314	347	10,602	(613)	(7,460)	0	50,061	19
Other debt securities	11,550	0	(286)	(286)	0	0	0	0	11,264	0
Other securities	6,317	179	(154)	25	4,619	(193)	0	0	10,768	179
Investment funds	6,317	179	(154)	25	4,619	(193)	0	0	10,768	179
Derivative assets and liabilities (net)	2,486	1,735	0	1,735	1,814	0	(861)	0	5,174	1,735
Options written and other	2,486	1,735	0	1,735	1,814	0	(861)	0	5,174	1,735
Accounts payable	2,833	413	0	413	0	0	0	0	2,420	413
Contingent consideration	2,833	413	0	413	0	0	0	0	2,420	413

*1	Principally, gains and losses from available-for-sale securities are included in “brokerage commissions, net gains on investment securities, write-downs of securities or life insurance premiums and related investment income”; other securities are included in “brokerage commissions and net gains on investment securities” and derivative assets and liabilities (net) are included in “other operating revenues/expenses,” and gains from accounts payable are included in “other operating revenues.” Also, for available-for-sale securities, amortization of interest recognized in interest on loans and investment securities is included in these columns.
*2	Unrealized gains and losses from available-for-sale securities are included in “Net change of unrealized gains (losses) on investment in securities”.

There were no transfers in or out of Level 3 in the three months ended June 30, 2013 and 2014.

The following table presents recorded amounts of assets and liabilities measured at fair value on a nonrecurring basis as of March 31, 2014 and June 30, 2014. These assets are measured at fair value on a nonrecurring basis mainly to recognize impairment.

March 31, 2014

	Millions of yen
	Total carrying value in Consolidated Balance Sheets	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥39,866	¥0	¥0	¥39,866
Investment in operating leases and other operating assets	60,665	0	0	60,665
Land and buildings undeveloped or under construction	18,237	0	0	18,237

	¥118,768	¥0	¥0	¥118,768

June 30, 2014

	Millions of yen
	Total carrying value in Consolidated Balance Sheets	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥34,499	¥0	¥0	¥34,499
Investment in operating leases and other operating assets	11,140	0	0	11,140

	¥45,639	¥0	¥0	¥45,639

The following is a description of the valuation process and the main valuation methodologies used for assets and liabilities measured at fair value.

Valuation process

The Company and its subsidiaries determine fair value of Level 3 assets and liabilities by using valuation techniques, such as internally developed models, or using third-party pricing information. Internally developed models include the discounted cash flow methodologies and direct capitalization methodologies. To measure the fair value of the assets and liabilities, the Company and its subsidiaries select the valuation technique which best reflects the nature, characteristics and risks of each asset and liability. The appropriateness of valuation methods and unobservable inputs is verified when measuring fair values of the assets and liabilities by using internally developed models. The Company and its subsidiaries also use third-party pricing information to measure the fair value of certain assets and liabilities. In that case, the Company and its subsidiaries verify the appropriateness of the prices by monitoring available information about the assets and liabilities, such as current conditions of the assets or liabilities, as well as surrounding market information. When these prices are determined to be able to reflect the nature, characteristics and risks of assets and liabilities reasonably, the Company and its subsidiaries use these prices as fair value of the assets and liabilities.

Loans held for sale

Certain loans, which the Company and its subsidiaries have the intent and ability to sell to outside parties in the foreseeable future, are considered held-for-sale. The loans held for sale in the United States are classified as Level 2, because the Company and its subsidiaries measure their fair value based on a market approach using inputs other than quoted prices that are observable for the assets such as treasury rate, swap rate and market spread.

Real estate collateral-dependent loans

The valuation allowance for large balance non-homogeneous loans is individually evaluated based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. According to ASC 820 (“Fair Value Measurement”), measurement for impaired loans determined using a present value technique is not considered a fair value measurement. However, measurement for impaired loans determined using the loan’s observable market price or the fair value of the collateral securing the collateral-dependent loans are fair value measurements and are subject to the disclosure requirements for nonrecurring fair value measurements.

The Company and its subsidiaries determine the fair value of the real estate collateral of real estate collateral-dependent loans using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. The Company and its subsidiaries generally obtain a new appraisal once a fiscal year. In addition, the Company and its subsidiaries periodically monitor circumstances of the real estate collateral and then obtain a new appraisal in situations involving a significant change in economic and/or physical conditions, which may materially affect the fair value of the collateral. Real estate collateral-dependent loans whose fair values are estimated using appraisals of the underlying collateral based on these valuation techniques are classified as Level 3 because such appraisals involve unobservable inputs. These unobservable inputs contain discount rates and cap rates as well as future cash flows estimated to be generated from real estate collateral. An increase (decrease) in the discount rate or cap rate and a decrease (increase) in the estimated future cash flows would result in a decrease (increase) in the fair value of real estate collateral-dependent loans.

Investment in operating leases and other operating assets and Land and buildings undeveloped or under construction

Investment in operating leases measured at fair value is mostly real estate. The Company and its subsidiaries determine the fair value of Investment in operating leases and other operating assets and Land and buildings undeveloped or under construction using appraisals prepared by independent third party appraisers or the Company’s own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flow methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. The Company and its subsidiaries classified the assets as Level 3 because such appraisals involve unobservable inputs. These unobservable inputs contain discount rates as well as future cash flows estimated to be generated from the assets or projects. An increase (decrease) in the discount rate and a decrease (increase) in the estimated future cash flows would result in a decrease (increase) in the fair value of investment in operating leases and other operating assets and Land and buildings undeveloped or under construction.

Trading securities, Available-for-sale securities

If active market prices are available, fair value measurement is based on quoted active market prices and, accordingly, these securities are classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1, such as prices for similar assets and accordingly these securities are classified as Level 2. If market prices are not available and there are no observable inputs, then fair value is estimated by using valuation models including discounted cash flow methodologies, commonly used option-pricing models and broker quotes. Such securities are classified as Level 3, as the valuation models and broker quotes are based on inputs that are unobservable in the market. If fair value is based on broker quotes, the Company and its subsidiaries check the validity of received prices based on comparison to prices of other similar assets and market data such as relevant bench mark indices.

The Company and its subsidiaries classified CMBS and RMBS in the United States and other asset-backed securities as level 3 due to a certain market being inactive. In determining whether a market is active or inactive, the Company and its subsidiaries evaluate various factors such as the lack of recent transactions, price quotations that are not based on current information or vary substantially over time or among market makers, a significant increase in implied risk premium, a wide bid-ask spread, significant decline in new issuances, little or no public information (e.g. a principal-to-principal market) and other factors. With respect to the CMBS and RMBS in the United States and other asset-backed securities, the Company and its subsidiaries judged that there has been increased overall trading activity but due to the lack of observable trades for older vintage and below investment grade securities the Company and its subsidiaries continue to limit the reliance on independent pricing service vendors and brokers. As a result, the Company and its subsidiaries established internally developed pricing models (Level 3 inputs) using valuation techniques such as discounted cash flow methodologies in order to estimate fair value of these securities and classified them as Level 3. Under the models, the Company and its subsidiaries use anticipated cash flows of the security discounted at a risk-adjusted discount rate that incorporates our estimate of credit risk and liquidity risk that a market participant would consider. The cash flows are estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security. An increase (decrease) in the discount rate or default rate would result in a decrease (increase) in the fair value of CMBS and RMBS in the United States and other asset-backed securities.

The Company and its subsidiaries classified the specified bonds as Level 3 because the Company and its subsidiaries measure their fair value using unobservable inputs. Since the specified bonds do not trade in an open market, no relevant observable market data is available. Accordingly the Company and its subsidiaries use discounted cash flow methodologies that incorporates significant unobservable inputs to measure their fair value. When evaluating the specified bonds issued by SPEs in Japan, the Company and its subsidiaries estimate the fair value by discounting future cash flows using a discount rate based on market interest rates and a risk premium. The future cash flows for the specified bonds issued by the SPEs in Japan are estimated based on contractual principal and interest repayment schedules on each of the specified bonds issued by the SPEs in Japan. Since the discount rate is not observable for the specified bonds, the Company and its subsidiaries use an internally developed model to estimate a risk premium considering the value of the real estate collateral (which also involves unobservable inputs in many cases when using valuation techniques such as discounted cash flow methodologies) and the seniority of the bonds. Under the model, the Company and its subsidiaries consider the loan-to-value ratio and other relevant available information to reflect both the credit risk and the liquidity risk in our own estimate of the risk premium. Generally, the higher the loan-to-value ratio, the larger the risk premium the Company and its subsidiaries estimate under the model. The fair value of the specified bonds issued by SPEs in Japan rises when the fair value of the collateral real estate rises and the discount rate declines. The fair value of the specified bonds issued by SPEs in Japan declines when the fair value of the collateral real estate declines and the discount rate rises.

Investment funds

Certain subsidiaries elected the fair value option for investments in some funds. These investment funds for which the fair value option is elected are classified as Level 3, because the subsidiaries measure their fair value using discounting to net asset value based on inputs that are unobservable in the market.

Derivatives

For exchange-traded derivatives, fair value is based on quoted market prices, and accordingly, classified as Level 1. For non-exchange traded derivatives, fair value is based on commonly used models and discounted cash flow methodologies. If the inputs used for these measurements including yield curves and volatilities, are observable, the Company and its subsidiaries classify it as Level 2. If the inputs are not observable, the Company and its subsidiaries classify it as Level 3. These unobservable inputs contain discount rates. An increase (decrease) in the discount rate would result in a decrease (increase) in the fair value of derivatives.

Contingent consideration

The Company will be required to pay certain contingent consideration described in Note 4 (Acquisitions) depending on the future performance of a certain asset management business of the acquired subsidiary, and the Company recognizes a liability for the contingent consideration at its estimated fair value. The fair value of the contingent consideration is classified as Level 3 because the Company measures its fair value using a Monte Carlo model based on inputs that are unobservable in the market.

Information about Level 3 Fair Value Measurements

The following tables provide information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets and liabilities measured at fair value on a recurring basis as of March 31, 2014 and June 30, 2014.

	March 31, 2014
	Millions of yen
	Fair value	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
Financial Assets:
Available-for-sale securities Corporate debt securities	¥661	Appraisals/Broker quotes	—	—

Specified bonds issued by SPEs in Japan	3,627	Discounted cash flows	Discount rate	1.0% - 11.1%
				(4.5%)
	3,145	Appraisals/Broker quotes	—	—

CMBS and RMBS in the U.S.	17,833	Discounted cash flows	Discount rate	10.8% - 38.0%
				(19.2%)
			Probability of default	0.0% - 18.1%
				(0.4%)

Other asset-backed securities	5,158	Discounted cash flows	Discount rate	4.1% - 28.1%
				(10.4%)
			Probability of default	0.9% - 1.5%
				(1.4%)
	42,027	Appraisals/Broker quotes	—	—

Other debt securities	11,550	Discounted cash flows	Discount rate	12.0%
				(12.0%)

Other securities
Investment funds	6,317	Internal cash flows	Discount rate	15.0% - 32.0%
				(20.1%)
Derivative assets
Options written and other	2,486	Discounted cash flows	Discount rate	10.0% - 15.0%
				(11.5%)

Total Assets	¥92,804

Financial Liabilities:
Accounts payable Contingent consideration	¥2,833	Monte Carlo simulation	Discount rate	16.0%
				(16.0%)

Total Liabilities	¥2,833

	June 30, 2014
	Millions of yen
	Fair value	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
Financial Assets:
Available-for-sale securities Corporate debt securities	¥164	Appraisals/Broker quotes	—	—

Specified bonds issued by SPEs in Japan	3,442	Discounted cash flows	Discount rate	1.0% - 11.0%
				(4.7%)
	3,840	Appraisals/Broker quotes	—	—

CMBS and RMBS in the U.S.	28,502	Discounted cash flows	Discount rate	6.4% - 32.4%
				(17.0%)
			Probability of default	0.0% - 18.9%
				(0.4%)

Other asset-backed securities	5,037	Discounted cash flows	Discount rate	4.1% - 28.1%
				(10.4%)
			Probability of default	0.9% - 1.4%
				(1.3%)
	45,024	Appraisals/Broker quotes	—	—

Other debt securities	11,264	Discounted cash flows	Discount rate	11.8%
				(11.8%)

Other securities
Investment funds	10,768	Internal cash flows	Discount rate	15.0% - 32.0%
				(19.1%)

Derivative asset
Options written and other	5,174	Discounted cash flows	Discount rate	10.0% - 15.0%
				(12.0%)

Total Assets	¥113,215

Financial Liabilities:
Accounts payable Contingent consideration	2,420	Monte Carlo simulation	Discount rate	16.0%
				(16.0%)

Total Liabilities	¥2,420

The following tables provide information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets measured at fair value on a nonrecurring basis as of March 31, 2014 and June 30, 2014.

	March 31, 2014
	Millions of yen
	Fair value	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥39,866	Discounted cash flows	Discount rate	5.3% - 19.0%
				(10.2%)
		Direct capitalization	Capitalization rate	5.6% - 19.0%
				(10.3%)
Investment in operating leases and other operating assets	60,665	Discounted cash flows	Discount rate	5.2% - 11.0%
				(5.6%)
Land and buildings undeveloped or under construction	18,237	Discounted cash flows	Discount rate	3.9% - 9.9%
				(7.1%)

	¥118,768

	June 30, 2014
	Millions of yen
	Fair value	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥34,499	Discounted cash flows	Discount rate	5.3% - 13.5%
				(10.3%)
		Direct capitalization	Capitalization rate	5.6% - 19.0%
				(11.2%)
Investment in operating leases and other operating assets	11,140	Discounted cash flows	Discount rate	4.7% - 4.9%
				(4.7%)

	¥45,639

The Company and its subsidiaries generally use discounted cash flow methodologies or similar internally developed models to determine the fair value of Level 3 assets and liabilities. Use of these techniques requires determination of relevant inputs and assumptions, some of which represent significant unobservable inputs as indicated in the preceding table. Accordingly, changes in these unobservable inputs may have a significant impact on the fair value.

Certain of these unobservable inputs will (in isolation) have a directionally consistent impact on the fair value of the asset or liability for a given change in that input. Alternatively, the fair value of the asset or liability may move in an opposite direction for a given change in another input. Where multiple inputs are used within the valuation technique of an asset or liability, a change in one input in a certain direction may be offset by an opposite change in another input having a potentially muted impact to the overall fair value of that particular asset or liability. Additionally, a change in one unobservable input may result in a change to another unobservable input (that is, changes in certain inputs are interrelated to one another), which may counteract or magnify the fair value impact.

For more analysis of the sensitivity of each input, see the description of the valuation process and the main valuation methodologies used for assets and liabilities measured at fair value.

4.	Acquisitions

(1) Robeco Groep N.V. acquisition

On July 1, 2013, the Company acquired approximately 90.01% of the total voting equity interests of Robeco Groep N.V. (Head office: Rotterdam, the Netherlands, hereinafter, “Robeco”) from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Head office: Utrecht, the Netherlands, hereinafter, “Rabobank”). As a result, Robeco has become a consolidated subsidiary of the Company. Robeco, a mid-size global asset manager, offers a mix of investment solutions in a broad range of strategies to institutional and private investors worldwide.

The total amount of the acquisition consideration was ¥255,163 million. The initial consideration of ¥249,987 million was paid by ¥230,579 million in cash and 13,902,900 shares issued out of treasury, valued at ¥19,408 million. The 13,902,900 shares issued to Rabobank as part of the total consideration was determined based on the closing price of ¥1,396 of the Company’s common share on the Tokyo Stock Exchange on July 1, 2013 in accordance with the share purchase agreement executed between the Company and Rabobank as of February 19, 2013. In addition, the Company will be required to pay contingent consideration depending on the future performance of a certain section of asset management business for each of Robeco’s fiscal years until the fiscal year ending in December 2015. The estimated fair value of such contingent consideration was ¥5,176 million, which is included in the total consideration transferred. The estimated fair value of the contingent consideration was ¥2,833 million and ¥2,420 million as of March 31, 2014 and June 30, 2014, respectively. The change of its fair value during the three months ended June 30, 2014 was ¥413 million, being included as part of other operating revenues in the Company’s consolidated statement of income. The Company believes that the change in such consideration is not expected to be significant.

Transaction costs of ¥2,039 million are included in selling, general and administrative expenses in the Company’s consolidated statement of income for prior periods.

Through this acquisition, the Company aims to expand its global asset management business as one of the measures to pursue new business models by combining finance with related services. The rationales for the Company’s acquisition of Robeco include the strength of Robeco’s global brand, the diversity of its businesses across asset classes and regions, the breadth of its global distribution network and the experience of its investment teams. As a well-managed and relatively autonomous group of businesses with a good performance record, Robeco is the ideal vehicle for the Company to pursue its ambitions in global asset management. Growth opportunities also exist in the pension and asset management markets in Asia and the Middle East, where the Company has an established network.

The Company allocated the acquisition consideration to Robeco’s respective assets acquired and liabilities assumed, and records the identified assets, liabilities and noncontrolling interest based on their fair values at the acquisition date by the acquisition method of accounting in accordance with ASC 805 (“Business Combinations”). The fair value of noncontrolling interest is estimated based on the acquisition consideration taking into account an appraised value using a market approach (business enterprise value multiples).

The Company has finalized the purchase price allocation during the three months ended June 30, 2014. As a result, the following table provides fair value amounts allocated to assets acquired and liabilities assumed of Robeco.

Millions of yen
Fair value amounts of assets, liabilities and noncontrolling interest
Cash and Cash Equivalents	¥43,737
Investment in Securities	3,325
Investment in Affiliates	931
Other Receivables	17,938
Prepaid Expenses	1,908
Office Facilities	1,839
Other Assets	372,107
Total Assets	441,785

Trade Notes, Accounts Payable and Other Liabilities	6,529
Accrued Expenses	50,222
Current and Deferred Income Taxes	71,087
Long-Term Debt	31,016
Total Liabilities	158,854

Noncontrolling interests	27,768

Net	¥255,163

Goodwill with a value of ¥130,961 million, and other intangible assets of ¥205,730 million that were identified in connection with the acquisition are included in other assets in the above table and the Company’s consolidated balance sheet as of June 30, 2014. The goodwill is calculated as the excess of consideration transferred and the fair value of noncontrolling interest over the net assets recognized at fair value. The Company calculated the amount of goodwill based on estimates of fair value of assets acquired, liabilities assumed and noncontrolling interest. The goodwill represents the future growth of the ORIX Group from new revenue streams arising from the consolidation of Robeco and synergies with the Company’s existing assets and businesses. The goodwill is not deductible for tax purposes. The goodwill and other intangible assets recorded in connection with this acquisition are included in the Overseas Business segment.

Other intangible assets recognized in this acquisition consist of the following:

	Millions of yen	Years
	Acquired intangibles recorded at fair value	Weighted-average amortization period
Intangible assets not subject to amortization:
Asset management contracts	¥152,680	—
Trade names	18,115	—

Subtotal	170,795

Intangibles subject to amortization:
Customer relationships	32,994	7
Software	1,941	7

Subtotal	34,935

Total	¥205,730

The following unaudited supplemental pro forma financial information presents the combined results of operations of the Company and its subsidiaries as though the acquisition had occurred as of April 1, 2012, the beginning of the fiscal year ended March 31, 2013:

Millions of yen
Three months ended June 30, 2013
Total revenues	¥309,116
Income from Continuing Operations	43,674

The unaudited supplemental pro forma financial information is based on estimates and assumptions, that the Company believes are reasonable and should not be taken as indicative of what the Company’s consolidated financial results would have been had the acquisition been completed on that date. The unaudited supplemental pro forma financial information does not include nonrecurring costs directly attributable to the acquisition, such as certain professional fees, that would not have been incurred had the acquisition not occurred.

(2) DAIKYO INCORPORATED acquisition

In March, 2005, the Company entered into a capital alliance with DAIKYO INCORPORATED (Head office: Shibuya-ku, Tokyo, Japan, hereinafter, “DAIKYO”), which operates condominium development and management businesses. In connection with the capital alliance, the Company acquired 133,720,000 shares of DAIKYO’s common stock, 10,000,000 shares of type-1 preferred stock, 15,000,000 shares of type-2 preferred stock and 25,000,000 shares of type-4 preferred stock. In June 2008, DAIKYO redeemed certain of type-2 preferred stock and type-4 preferred stock held by the Company. Furthermore, in March 2009, the Company subscribed 25,000,000 shares of type-7 preferred stock and acquired 23,598,144 shares of type-8 preferred stock of DAIKYO. Since entering into the capital alliance, DAIKYO has shifted its business model from one focusing on “Flow business”, such as development and sale of condominiums, to one that achieves a balance between “Flow business” and “Stock business”, such as asset management and brokerage of condominiums. As a result of the shift, DAIKYO has developed business platforms that generate more stable financial performance.

On February 27, 2014, to increase earnings from its investment, the Company exercised its conversion rights attached to all type-2 preferred stock, type-4 preferred stock, type-7 preferred stock and type-8 preferred stock of DAIKYO held by the Company. As a result, the Company acquired an additional 398,204,999 shares of common stock of DAIKYO. Following the conversion, its voting rights in DAIKYO increased from 31.7% to 64.1% and DAIKYO became a consolidated subsidiary of the Company from an equity-method affiliate. There was no additional capital investment in DAIKYO in conjunction with the exercise of the acquisition rights.

Transaction costs of ¥23 million are included in selling, general and administrative expenses in the Company’s consolidated statement of income during the three months ended March 31, 2014.

Prior to the exercise of the acquisition rights in February 2014, the Company’s interest in DAIKYO was accounted for under the equity-method of accounting. As a result of this step acquisition, the Company remeasured its previously held equity interest at its fair value of ¥124,606 million, which was calculated based primarily on the market price of the common shares on an as-if converted basis adjusted for any control premium, and the Company recognized a gain of ¥58,435 million included in gains on sales of subsidiaries and affiliates and liquidation losses, net in the consolidated statement of income during the three months ended March 31, 2014.

The Company allocates the acquisition consideration in the amount of ¥124,606 million to DAIKYO’s respective assets acquired and liabilities assumed and records the identified assets, liabilities and noncontrolling interest based on their fair values at the acquisition date using the acquisition method of accounting in accordance with ASC 805 (“Business Combinations”). The fair value of noncontrolling interest is measured based on the market price of the common shares held by noncontrolling shareholders as of the acquisition date.

The following table provides preliminary fair value amounts allocated to assets acquired and liabilities assumed from DAIKYO. The acquisition occurred during the three months ended March 31, 2014, and purchase price allocation has not yet been finalized as of August 13, 2014. Because the fair value measurements of these assets and liabilities require estimates based on various assumptions, the provisional amounts are subject to change as more information about facts and circumstances that existed at the acquisition date becomes available.

Millions of yen
Provisional fair value amounts of assets, liabilities and noncontrolling interest
Cash and Cash Equivalents	¥105,137
Investment in Operating Leases	3,975
Investment in Securities	1,313
Investment in Affiliates	32,596
Other Receivables	16,635
Inventories	95,245
Prepaid Expenses	935
Office Facilities	10,975
Other Assets	95,195
Total Assets	362,006

Short-Term Debt	1,387
Trade Notes, Accounts Payable and Other Liabilities	58,924
Accrued Expenses	18,420
Current and Deferred Income Taxes	17,972
Security Deposits	6,334
Long-Term Debt	65,710
Total Liabilities	168,747

Noncontrolling interests	68,653

Net	¥124,606

Goodwill and other intangible assets, with a total preliminary value amounting to ¥73,222 million, identified in connection with the acquisition are included in other assets in the above table and the Company’s consolidated balance sheet as of June 30, 2014. The goodwill is calculated as the excess of consideration transferred and the fair value of noncontrolling interest over the net assets recognized at fair value. The Company calculated the amount of goodwill based on preliminary estimates of fair value of assets acquired, liabilities assumed and noncontrolling interest. The completion of the purchase price allocation could result in an adjustment to the amount of goodwill and other intangible assets. However, such an adjustment, if any, is not expected to have a significant effect on the Company’s consolidated statement of income. The goodwill represents the future growth of the ORIX Group from new revenue streams arising from the consolidation of DAIKYO and synergies with the existing Company’s assets and businesses. The goodwill is not deductible for tax purposes. The goodwill and other intangible assets recorded in connection with this acquisition are included in the Investment and Operation segment.

The following unaudited supplemental pro forma financial information presents the combined results of operations of the Company and its subsidiaries as though the acquisition had occurred as of April 1, 2012, the beginning of the fiscal year ended March 31, 2013:

Millions of yen
Three months ended June 30, 2013
Total revenues	¥347,495
Income from Continuing Operations	45,512

Total revenues and income from continuing operations of DAIKYO included in the Company’s consolidated statement of income for the three months ended June 30, 2014 are as follows.

Millions of yen
Three months ended June 30, 2014
Total revenues	¥56,828
Income from Continuing Operations	2,022

The unaudited supplemental pro forma financial information is based on estimates and assumptions, that the Company believes are reasonable and should not be taken as indicative of what the Company’s consolidated financial results would have been had the acquisition been completed on that date.

The Company has not completed substantially all of the acquisition accounting as of August 13, 2014.

5.	Credit Quality of Financing Receivables and the Allowance for Credit Losses

The Company and its subsidiaries apply ASC 310 (“Receivables”), which requires an entity to provide the following information disaggregated by portfolio segment and class of financing receivable.

Allowance for credit losses—by portfolio segment

Credit quality of financing receivables—by class

•	Impaired loans

•	Credit quality indicators

•	Non-accrual and past-due financing receivables

Information about troubled debt restructurings—by class

A portfolio segment is defined as the level at which an entity develops and documents a systematic methodology to determine its allowance for credit losses. The Company and its subsidiaries classify portfolio segments by instruments of loans and direct financing leases. Classes of financing receivables are determined based on the initial measurement attribute, risk characteristics of the financing receivables and the method for monitoring and assessing obligors’ credit risk, and are defined as the level of detail necessary for a financial statement user to understand the risks inherent in the financing receivables. Classes of financing receivables generally are a disaggregation of a portfolio segment, and the Company and its subsidiaries disaggregate portfolio segments into classes by regions, instruments or industries of debtors.

The following table provides information about the allowance for credit losses as of March 31, 2014, for the three months ended June 30, 2013 and 2014:

	Three months ended June 30, 2013
	Millions of yen
	Loans				Direct financing leases	Total
	Consumer	Corporate		Purchased loans *1
		Non-recourse loans	Other
Allowance for credit losses:
Beginning balance	¥14,526	¥16,717	¥41,875	¥15,316	¥15,830	¥104,264
Provision (reversal)	1,472	(127)	224	151	628	2,348
Charge-offs	(875)	(1,831)	(1,864)	(851)	(917)	(6,338)
Recoveries	70	0	91	90	26	277
Other *2	0	(4,178)	341	58	152	(3,627)

Ending balance	¥15,193	¥10,581	¥40,667	¥14,764	¥15,719	¥96,924

Individually evaluated for impairment	3,401	9,026	33,305	12,601	0	58,333
Not individually evaluated for impairment	11,792	1,555	7,362	2,163	15,719	38,591

Financing receivables:
Ending balance	¥1,187,445	¥388,198	¥808,517	¥65,683	¥1,010,140	¥3,459,983

Individually evaluated for impairment	11,332	42,567	107,508	27,099	0	188,506
Not individually evaluated for impairment	1,176,113	345,631	701,009	38,584	1,010,140	3,271,477

	As of March 31, 2014
	Millions of yen
	Loans
		Corporate		Purchased loans *1	Direct financing leases	Total
	Consumer	Non-recourse loans	Other
Allowance for credit losses:
Ending balance	¥13,473	¥9,047	¥32,744	¥14,148	¥15,384	¥84,796

Individually evaluated for impairment	3,279	8,534	25,054	12,288	0	49,155
Not individually evaluated for impairment	10,194	513	7,690	1,860	15,384	35,641

Financing receivables:
Ending balance	¥1,236,414	¥174,204	¥837,329	¥53,341	¥1,094,073	¥3,395,361

Individually evaluated for impairment	11,796	24,902	76,051	23,075	0	135,824
Not individually evaluated for impairment	1,224,618	149,302	761,278	30,266	1,094,073	3,259,537

	Three months ended June 30, 2014
	Millions of yen
	Loans
		Corporate		Purchased loans *1	Direct financing leases	Total
	Consumer	Non-recourse loans	Other
Allowance for credit losses:
Beginning balance	¥13,473	¥9,047	¥32,744	¥14,148	¥15,384	¥84,796
Provision (reversal)	1,504	(257)	(1,077)	(299)	380	251
Charge-offs	(1,407)	(50)	(798)	(1,093)	(529)	(3,877)
Recoveries	39	0	86	196	11	332
Other *3	6	(117)	(62)	10	(45)	(208)

Ending balance	¥13,615	¥8,623	¥30,893	¥12,962	¥15,201	¥81,294

Individually evaluated for impairment	3,172	8,118	22,742	11,013	0	45,045
Not individually evaluated for impairment	10,443	505	8,151	1,949	15,201	36,249

Financing receivables:
Ending balance	¥1,251,891	¥151,843	¥880,161	¥49,876	¥1,090,648	¥3,424,419

Individually evaluated for impairment	11,653	22,317	68,762	20,817	0	123,549
Not individually evaluated for impairment	1,240,238	129,526	811,399	29,059	1,090,648	3,300,870

*1	Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely in accordance with ASC 310-30 (“Receivables—Loans and Debt Securities Acquired with Deteriorated Credit Quality”).
*2	Other mainly includes foreign currency translation adjustments. Additionally, Other in Non-recourse loans includes a decrease of ¥4,872 million due to the sale of controlling class interests of certain VIE, which was formerly consolidated, to a third party and resulting in deconsolidation of the VIE.
*3	Other mainly includes foreign currency translation adjustments.

In developing the allowance for credit losses, the Company and its subsidiaries consider, among other things, the following factors:

•	business characteristics and financial conditions of obligors;

•	current economic conditions and trends;

•	prior charge-off experience;

•	current delinquencies and delinquency trends; and

•	value of underlying collateral and guarantees.

The Company and its subsidiaries individually develop the allowance for credit losses for impaired loans. For non-impaired loans, including loans that are not individually evaluated for impairment, and direct financing leases, the Company and its subsidiaries evaluate prior charge-off experience as segmented by debtor’s industry and the purpose of the loans and develop the allowance for credit losses based on such prior charge-off experience as well as current economic conditions.

In common with all portfolio segments, a deterioration of debtors’ condition may increase the risk of delay in payments of principal and interest. For loans to consumer borrowers, the amount of the allowance for credit losses is changed by the variation of individual debtors’ creditworthiness and value of underlying collateral and guarantees, and the prior charge-off experience. For loans to corporate other borrowers and direct financing leases, the amount of the allowance for credit losses is changed by current economic conditions and trends, the value of underlying collateral and guarantees, and the prior charge-off experience in addition to the debtors’ creditworthiness.

The decline of the value of underlying collateral and guarantees may increase the risk of inability to collect from the loans and direct financing leases. Particularly for non-recourse loans for which cash flow from real estate is the source of repayment, their collection depends on the real estate collateral value, which may decline as a result of decrease in liquidity of the real estate market, rise in vacancy rate of rental properties, fall in rents and other factors. These risks may change the amount of the allowance for credit losses. For purchased loans, their collection may decrease due to a decline in the real estate collateral value and debtors’ creditworthiness. Thus, these risks may change the amount of the allowance for credit losses.

In common with all portfolio segments, the Company and its subsidiaries charge off doubtful receivables when the likelihood of any future collection is believed to be minimal, mainly based upon an evaluation of the relevant debtors’ creditworthiness and the liquidation status of collateral.

The following table provides information about the impaired loans as of March 31, 2014 and June 30, 2014:

	March 31, 2014
		Millions of yen
Portfolio segment	Class	Loans Individually Evaluated for Impairment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded *1:		¥25,049	¥25,025	¥0
Consumer borrowers		725	711	0
	Housing loans	725	711	0
	Card loans	0	0	0
	Other	0	0	0
Corporate borrowers		24,324	24,314	0
Non-recourse loans	Japan	6,505	6,505	0
	U.S.	2,259	2,259	0
Other	Real estate companies	3,770	3,767	0
	Entertainment companies	2,614	2,613	0
	Other	9,176	9,170	0
Purchased loans		0	0	0
With an allowance recorded *2:		110,775	110,064	49,155
Consumer borrowers		11,071	11,010	3,279
	Housing loans	6,592	6,543	2,432
	Card loans	2,950	2,942	629
	Other	1,529	1,525	218
Corporate borrowers		76,629	75,979	33,588
Non-recourse loans	Japan	1,363	1,299	1,020
	U.S.	14,775	14,746	7,514
Other	Real estate companies	25,099	25,046	8,911
	Entertainment companies	5,213	5,172	1,801
	Other	30,179	29,716	14,342
Purchased loans		23,075	23,075	12,288

Total:		¥135,824	¥135,089	¥49,155

Consumer borrowers		11,796	11,721	3,279

	Housing loans	7,317	7,254	2,432

	Card loans	2,950	2,942	629

	Other	1,529	1,525	218

Corporate borrowers		100,953	100,293	33,588

Non-recourse loans	Japan	7,868	7,804	1,020

	U.S.	17,034	17,005	7,514

Other	Real estate companies	28,869	28,813	8,911

	Entertainment companies	7,827	7,785	1,801

	Other	39,355	38,886	14,342

Purchased loans		23,075	23,075	12,288

	June 30, 2014
		Millions of yen
Portfolio segment	Class	Loans individually evaluated for impairment	Unpaid principal balance	Related allowance
With no related allowance recorded *1:		¥21,056	¥21,034	¥0
Consumer borrowers		586	572	0
	Housing loans	586	572	0
	Card loans	0	0	0
	Other	0	0	0
Corporate borrowers		20,470	20,462	0
Non-recourse loans	Japan	5,196	5,196	0
	U.S.	960	960	0
Other	Real estate companies	2,955	2,953	0
	Entertainment companies	2,496	2,496	0
	Other	8,863	8,857	0
Purchased loans		0	0	0
With an allowance recorded *2:		102,493	101,808	45,045
Consumer borrowers		11,067	11,002	3,172
	Housing loans	6,135	6,083	2,264
	Card loans	3,144	3,136	646
	Other	1,788	1,783	262
Corporate borrowers		70,609	69,989	30,860
Non-recourse loans	Japan	1,364	1,300	1,020
	U.S.	14,797	14,783	7,098
Other	Real estate companies	21,101	21,048	7,242
	Entertainment companies	4,775	4,735	1,747
	Other	28,572	28,123	13,753
Purchased loans		20,817	20,817	11,013

Total:		¥123,549	¥122,842	¥45,045

Consumer borrowers		11,653	11,574	3,172

	Housing loans	6,721	6,655	2,264

	Card loans	3,144	3,136	646

	Other	1,788	1,783	262

Corporate borrowers		91,079	90,451	30,860

Non-recourse loans	Japan	6,560	6,496	1,020

	U.S.	15,757	15,743	7,098

Other	Real estate companies	24,056	24,001	7,242

	Entertainment companies	7,271	7,231	1,747

	Other	37,435	36,980	13,753

Purchased loans		20,817	20,817	11,013

*1	“With no related allowance recorded” represents impaired loans with no allowance for credit losses as all amounts are considered to be collectible.
*2	“With an allowance recorded” represents impaired loans with the allowance for credit losses as all or a part of the amounts are not considered to be collectible.

The Company and its subsidiaries recognize installment loans other than purchased loans and loans to consumer borrowers as impaired loans when principal or interest is past-due 90 days or more, or it is probable that the Company and its subsidiaries will be unable to collect all amounts due according to the contractual terms of the loan agreements due to various debtor conditions, including insolvency filings, suspension of bank transactions, dishonored bills and deterioration of businesses. For non-recourse loans, in addition to these conditions, the Company and its subsidiaries perform an impairment review using financial covenants, acceleration clauses, loan-to-value ratios, and other relevant available information.

For purchased loans, the Company and its subsidiaries recognize them as impaired loans when it is probable that the Company and its subsidiaries will be unable to collect book values of the remaining investment due to factors such as a decline in the real estate collateral value and debtors’ creditworthiness since the acquisition of these loans.

The Company and its subsidiaries consider that loans to consumer borrowers, including housing loans, card loans and other, are impaired when terms of these loans are modified as troubled debt restructurings.

Interest payments received on impaired loans other than purchased loans are recorded as interest income unless the collection of the remaining investment is doubtful at which time payments received are recorded as reductions of principal. For purchased loans, although the acquired assets may remain loans in legal form, collections on these loans often do not reflect the normal historical experience of collecting delinquent accounts, and the need to tailor individual collateral-realization strategies often makes it difficult to reliably estimate the amount, timing, or nature of collections. Accordingly, the Company and its subsidiaries use the cost recovery method of income recognition for such purchased loans regardless of whether impairment is recognized or not.

In common with all classes, impaired loans are individually evaluated for a valuation allowance based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. For non-recourse loans, in principle, the estimated collectible amount is determined based on the fair value of the collateral securing the loans as they are collateral-dependent. Further for certain non-recourse loans, the estimated collectible amount is determined based on the present value of expected future cash flows. The fair value of the real estate collateral securing the loans is determined using appraisals prepared by independent third-party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. We generally obtain a new appraisal once a fiscal year. In addition, we periodically monitor circumstances of the real estate collateral and then obtain a new appraisal in situations involving a significant change in economic and/or physical conditions which may materially affect its fair value. For impaired purchased loans, the Company and its subsidiaries develop the allowance for credit losses based on the difference between the book value and the estimated collectible amount of such loans.

The following table provides information about the average recorded investments in impaired loans and interest income on impaired loans for the three months ended June 30, 2013 and 2014:

	Three months ended June 30, 2013
		Millions of yen
Portfolio segment	Class	Average recorded investments in impaired loans*	Interest income on impaired loans	Interest on impaired loans collected in cash
Consumer borrowers		¥11,097	¥57	¥45
	Housing loans	8,445	43	37
	Card loans	2,042	10	6
	Other	610	4	2
Corporate borrowers		161,425	1,149	1,112
Non-recourse loans	Japan	22,720	119	119
	U.S.	29,089	303	303
Other	Real estate companies	45,518	223	214
	Entertainment companies	11,749	183	169
	Other	52,349	321	307
Purchased loans		28,103	0	0

Total		¥200,625	¥1,206	¥1,157

	Three months ended June 30, 2014
		Millions of yen
Portfolio segment	Class	Average recorded investments in impaired loans*	Interest income on impaired loans	Interest on impaired loans collected in cash
Consumer borrowers		¥11,725	¥66	¥45
	Housing loans	7,019	39	28
	Card loans	3,047	16	10
	Other	1,659	11	7
Corporate borrowers		96,017	819	586
Non-recourse loans	Japan	7,214	0	0
	U.S.	16,396	159	159
Other	Real estate companies	26,463	222	162
	Entertainment companies	7,549	106	53
	Other	38,395	332	212
Purchased loans		21,946	0	0

Total		¥129,688	¥885	¥631

*	Average balances are calculated on the basis of fiscal beginning and quarter-end balances.

The following table provides information about the credit quality indicators as of March 31, 2014 and June 30, 2014:

	March 31, 2014
		Millions of yen
			Non-performing
Portfolio segment	Class	Performing	Loans individually evaluated for impairment	90+ days past-due loans not individually evaluated for impairment	Subtotal	Total
Consumer borrowers		¥1,218,469	¥11,796	¥6,149	¥17,945	¥1,236,414
	Housing loans	968,269	7,317	4,211	11,528	979,797
	Card loans	225,198	2,950	720	3,670	228,868
	Other	25,002	1,529	1,218	2,747	27,749
Corporate borrowers		910,580	100,953	0	100,953	1,011,533
Non-recourse loans	Japan	64,757	7,868	0	7,868	72,625
	U.S.	84,545	17,034	0	17,034	101,579
Other	Real estate companies	217,096	28,869	0	28,869	245,965
	Entertainment companies	99,057	7,827	0	7,827	106,884
	Other	445,125	39,355	0	39,355	484,480
Purchased loans		30,266	23,075	0	23,075	53,341
Direct financing leases		1,080,186	0	13,887	13,887	1,094,073
	Japan	751,877	0	9,560	9,560	761,437
	Overseas	328,309	0	4,327	4,327	332,636

Total		¥3,239,501	¥135,824	¥20,036	¥155,860	¥3,395,361

	June 30, 2014
		Millions of yen
			Non-performing
Portfolio segment	Class	Performing	Loans individually evaluated for impairment	90+ days past-due loans not individually evaluated for impairment	Subtotal	Total
Consumer borrowers		¥1,234,377	¥11,653	¥5,861	¥17,514	¥1,251,891
	Housing loans	981,773	6,721	3,774	10,495	992,268
	Card loans	229,273	3,144	715	3,859	233,132
	Other	23,331	1,788	1,372	3,160	26,491
Corporate borrowers		940,925	91,079	0	91,079	1,032,004
Non-recourse loans	Japan	49,991	6,560	0	6,560	56,551
	U.S.	79,535	15,757	0	15,757	95,292
Other	Real estate companies	220,625	24,056	0	24,056	244,681
	Entertainment companies	89,903	7,271	0	7,271	97,174
	Other	500,871	37,435	0	37,435	538,306
Purchased loans		29,059	20,817	0	20,817	49,876
Direct financing leases		1,075,698	0	14,950	14,950	1,090,648
	Japan	746,009	0	10,438	10,438	756,447
	Overseas	329,689	0	4,512	4,512	334,201

Total		¥3,280,059	¥123,549	¥20,811	¥144,360	¥3,424,419

Note:	Loans held for sale are not included in the tables above.

In common with all classes, the Company and its subsidiaries monitor the credit quality indicators as performing and non-performing assets. The category of non-performing assets includes financing receivables for debtors who have filed for insolvency proceedings, whose bank transactions are suspended, whose bills are dishonored, whose repayment is past-due 90 days or more, financing receivables modified as troubled debt restructurings, and performing assets include all other financing receivables. Regarding purchased loans, they are classified as non-performing assets when considered impaired, while all the other loans are included in the category of performing assets.

Out of non-performing assets, the Company and its subsidiaries consider smaller balance homogeneous loans, including housing loans and card loans and other, which are not restructured and direct financing leases, as 90 days or more past-due financing receivables not individually evaluated for impairment, and consider the others as loans individually evaluated for impairment. After the Company and its subsidiaries have set aside provision for those non-performing assets, the Company and its subsidiaries continue to monitor at least on a quarterly basis the quality of any underlying collateral, the status of management of the debtors and other important factors in order to report to management and develop additional provision as necessary.

The following table provides information about the non-accrual and past-due financing receivables as of March 31, 2014 and June 30, 2014:

	March 31, 2014
		Millions of yen
		Past-due financing receivables
Portfolio segment	Class	30-89 days past-due	90 days or more past-due	Total past-due	Total financing receivables	Non-accrual
Consumer borrowers		¥4,477	¥10,542	¥15,019	¥1,236,414	¥10,542
	Housing loans	3,157	8,009	11,166	979,797	8,009
	Card loans	731	1,204	1,935	228,868	1,204
	Other	589	1,329	1,918	27,749	1,329
Corporate borrowers		20,977	45,372	66,349	1,011,533	58,298
Non-recourse loans	Japan	1,364	5,418	6,782	72,625	5,418
	U.S.	17,470	3,687	21,157	101,579	14,432
Other	Real estate companies	149	13,005	13,154	245,965	13,005
	Entertainment companies	1,195	1,297	2,492	106,884	1,297
	Other	799	21,965	22,764	484,480	24,146
Direct financing leases		6,365	13,887	20,252	1,094,073	13,887
	Japan	1,563	9,560	11,123	761,437	9,560
	Overseas	4,802	4,327	9,129	332,636	4,327

Total		¥31,819	¥69,801	¥101,620	¥3,342,020	¥82,727

	June 30, 2014
		Millions of yen
		Past-due financing receivables
Portfolio segment	Class	30-89 days past-due	90 days or more past-due	Total past-due	Total financing receivables	Non-accrual
Consumer borrowers		¥3,983	¥10,035	¥14,018	¥1,251,891	¥10,035
	Housing loans	2,538	7,344	9,882	992,268	7,344
	Card loans	805	1,176	1,981	233,132	1,176
	Other	640	1,515	2,155	26,491	1,515
Corporate borrowers		14,039	50,136	64,175	1,032,004	58,087
Non-recourse loans	Japan	0	6,560	6,560	56,551	6,560
	U.S.	12,938	9,182	22,120	95,292	12,995
Other	Real estate companies	7	12,126	12,133	244,681	14,500
	Entertainment companies	165	1,266	1,431	97,174	1,266
	Other	929	21,002	21,931	538,306	22,766
Direct financing leases		5,243	14,950	20,193	1,090,648	14,950
	Japan	1,402	10,438	11,840	756,447	10,438
	Overseas	3,841	4,512	8,353	334,201	4,512

Total		¥23,265	¥75,121	¥98,386	¥3,374,543	¥83,072

Note:	Loans held for sale and purchased loans are not included in the tables above.

In common with all classes, the Company and its subsidiaries consider financing receivables as past-due financing receivables when principal or interest is past-due 30 days or more. Loans whose terms have been modified are not classified as past-due financing receivables if the principals and interests are not past-due 30 days or more in accordance with the modified terms.

The Company and its subsidiaries suspend accruing revenues on past-due installment loans and direct financing leases when principal or interest is past-due 90 days or more, or earlier, if management determines that their collections are doubtful based on factors such as individual debtors’ creditworthiness, historical loss experience, current delinquencies and delinquency trends. Cash repayments received on non-accrual loans are applied first against past due interest and then any surpluses are applied to principal in view of the conditions of the contract and obligors. The Company and its subsidiaries return non-accrual loans and lease receivables to accrual status when it becomes probable that the Company and its subsidiaries will be able to collect all amounts due according to the contractual terms of these loans and lease receivables, as evidenced by continual payments from the debtors. The period of such continual payments before returning to accrual status varies depending on factors that we consider are relevant in assessing the debtor’s creditworthiness, such as the debtor’s business characteristics and financial conditions as well as relevant economic conditions and trends.

The following table provides information about troubled debt restructurings of financing receivables that occurred during the three months ended June 30, 2013 and 2014:

	Three months ended June 30, 2013
		Millions of yen
Portfolio segment	Class	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment
Consumer borrowers		¥835	¥532
	Housing loans	134	60
	Card loans	468	321
	Others	233	151
Corporate borrowers		1,017	989
Non-recourse loans	U.S.	902	902
Other	Real estate companies	66	46
	Other	49	41

Total		¥1,852	¥1,521

	Three months ended June 30, 2014
		Millions of yen
Portfolio segment	Class	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment
Consumer borrowers		¥1,214	¥883
	Housing loans	142	80
	Card loans	597	442
	Others	475	361
Corporate borrowers		216	205
Non-recourse loans	U.S.	145	145
Other	Other	71	60

Total		¥1,430	¥1,088

A troubled debt restructuring is defined as a restructuring of a financing receivable in which the creditor grants a concession to the debtor for economic or other reasons related to the debtor’s financial difficulties.

The Company and its subsidiaries offer various types of concessions to debtors to protect as much of the investment as possible in troubled debt restructurings. For the debtors of non-recourse loans, the Company and its subsidiaries offer concessions including an extension of the maturity date at an interest rate lower than the current market rate for a debt with similar risk characteristics. For the debtors of all financing receivables other than non-recourse loans, the Company and its subsidiaries offer concessions such as a reduction of the loan principal, a temporary reduction in the interest payments, or an extension of the maturity date at an interest rate lower than the current market rate for a debt with similar risk characteristics. In addition, the Company and its subsidiaries may acquire collateral assets from the debtors in troubled debt restructurings to satisfy fully or partially the loan principal or past due interest.

In common with all portfolio segments, financing receivables modified as troubled debt restructurings are recognized as impaired and are individually evaluated for a valuation allowance. In most cases, these financing receivables have already been considered impaired and individually evaluated for allowance for credit losses prior to the restructurings. However, as a result of the restructuring, the Company and its subsidiaries may recognize additional provision for the restructured receivables.

The following table provides information about financing receivables modified as troubled debt restructurings within the previous 12 months from June 30, 2013 for which there was a payment default during the three months ended June 30, 2013:

	Three months ended June 30, 2013
		Millions of yen
Portfolio segment	Class	Recorded investment
Consumer borrowers		¥42
	Housing loans	11
	Card loans	9
	Other	22
Corporate borrowers		49
Other	Other	49

Total		¥91

The following table provides information about financing receivables modified as troubled debt restructurings within the previous 12 months from June 30, 2014 for which there was a payment default during the three months ended June 30, 2014:

	Three months ended June 30, 2014
	Class	Millions of yen
Portfolio segment		Recorded investment
Consumer borrowers		¥57
	Housing loans	16
	Card loans	27
	Other	14
Corporate borrowers		166
Other	Other	166

Total		¥223

The Company and its subsidiaries consider financing receivables whose terms have been modified in a restructuring as defaulted receivables when principal or interest is past-due 90 days or more in accordance with the modified terms.

In common with all portfolio segments, the Company and its subsidiaries suspend accruing revenues and may recognize additional provision as necessary for the defaulted financing receivables.

6.	Investment in Securities

Investment in securities at March 31, 2014 and June 30, 2014 consists of the following:

	Millions of yen
	March 31, 2014	June 30, 2014
Trading securities	¥16,079	¥16,862
Available-for-sale securities	881,606	888,759
Held-to-maturity securities	96,731	95,988
Other securities	220,160	202,505

Total	¥1,214,576	¥1,204,114

Other securities consist mainly of non-marketable equity securities, preferred capital shares carried at cost and investment funds carried at an amount that reflects equity income and loss based on the investor’s share. The aggregate carrying amount of other securities accounted for under the cost method totaled ¥80,953 million and ¥73,195 million at March 31, 2014 and June 30, 2014, respectively. Investments with an aggregate cost of ¥72,089 million and ¥73,086 million, respectively, were not evaluated for impairment because the Company and its subsidiaries did not identify any events or changes in circumstances that might have had a significant adverse effect on the fair value of those investments and it was not practicable to estimate the fair value of the investments.

A subsidiary elected the fair value option under ASC 825 (“Financial Instruments”) for certain investments in equity securities included in available-for-sale securities, which as of March 31, 2014 and June 30, 2014, were fair valued at ¥5,116 million and ¥5,210 million.

Two subsidiaries elected the fair value option under ASC 825 (“Financial Instruments”) for certain investments in a trust and investment funds included in other securities whose net asset values do not represent the fair value of investments due to the illiquid nature of these investments. The subsidiaries manage these investments on a fair value basis and the election of the fair value option enables the subsidiaries to reflect more appropriate assumptions to measure the fair value of these investments. As of March 31, 2014 and June 30, 2014, the fair values of these investments were at ¥6,317 million and ¥10,768 million, respectively.

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale securities and held-to-maturity securities in each major security type at March 31, 2014 and June 30, 2014 are as follows:

March 31, 2014

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	¥359,148	¥1,230	¥(18)	¥360,360
Japanese prefectural and foreign municipal bond securities	93,927	2,913	(143)	96,697
Corporate debt securities	199,340	2,601	(555)	201,386
Specified bonds issued by SPEs in Japan	6,850	70	(148)	6,772
CMBS and RMBS in the United States	17,445	614	(226)	17,833
Other asset-backed securities	47,344	1,269	(815)	47,798
Other debt securities	9,508	2,042	0	11,550
Equity securities	87,988	51,783	(561)	139,210

	821,550	62,522	(2,466)	881,606

Held-to-maturity:
Japanese government bond securities and other	96,731	7,305	0	104,036

	¥918,281	¥69,827	¥(2,466)	¥985,642

June 30, 2014

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	¥302,228	¥2,119	¥(1)	¥304,346
Japanese prefectural and foreign municipal bond securities	128,251	4,284	(51)	132,484
Corporate debt securities	218,635	2,987	(214)	221,408
Specified bonds issued by SPEs in Japan	7,345	61	(124)	7,282
CMBS and RMBS in the United States	27,571	1,291	(360)	28,502
Other asset-backed securities	50,213	1,271	(820)	50,664
Other debt securities	9,260	2,004	0	11,264
Equity securities	96,360	40,081	(3,632)	132,809

	839,863	54,098	(5,202)	888,759

Held-to-maturity:
Japanese government bond securities and other	95,988	8,874	0	104,862

	¥935,851	¥62,972	¥(5,202)	¥993,621

The following tables provide information about available-for-sale securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss portion as of March 31, 2014 and June 30, 2014.

March 31, 2014

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale:
Japanese and foreign government bond securities	¥140,133	¥(10)	¥14,977	¥(8)	¥155,110	¥(18)
Japanese prefectural and foreign municipal bond securities	31,407	(143)	0	0	31,407	(143)
Corporate debt securities	27,496	(31)	10,968	(524)	38,464	(555)
Specified bonds issued by SPEs in Japan	0	0	2,138	(148)	2,138	(148)
CMBS and RMBS in the United States	5,186	(55)	884	(171)	6,070	(226)
Other asset-backed securities	10,705	(36)	1,656	(779)	12,361	(815)
Equity securities	15,957	(541)	99	(20)	16,056	(561)

	¥230,884	¥(816)	¥30,722	¥(1,650)	¥261,606	¥(2,466)

June 30, 2014

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale:
Japanese and foreign government bond securities	¥34,998	¥(1)	¥0	¥(0)	¥34,998	¥(1)
Japanese prefectural and foreign municipal bond securities	18,401	(40)	144	(11)	18,545	(51)
Corporate debt securities	19,737	(4)	10,259	(210)	29,996	(214)
Specified bonds issued by SPEs in Japan	0	0	2,162	(124)	2,162	(124)
CMBS and RMBS in the United States	3,078	(128)	611	(232)	3,689	(360)
Other asset-backed securities	8,116	(108)	2,052	(712)	10,168	(820)
Equity securities	25,218	(3,613)	1,361	(19)	26,579	(3,632)

	¥109,548	¥(3,894)	¥16,589	¥(1,308)	¥126,137	¥(5,202)

The number of investment securities that were in an unrealized loss position as of March 31, 2014 and June 30, 2014 were 184 and 134, respectively. The gross unrealized losses on these securities are attributable to a number of factors including changes in interest rates, credit spreads and market trends.

For debt securities, in the case of the fair value being below the amortized cost, the Company and its subsidiaries consider whether those securities are other-than-temporarily impaired using all available information about their collectability. The Company and its subsidiaries do not consider a debt security to be other-than-temporarily impaired if (1) the Company and its subsidiaries do not intend to sell the debt security, (2) it is not more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis and (3) the present value of estimated cash flows will fully cover the amortized cost of the security. On the other hand, the Company and its subsidiaries consider a debt security to be other-than-temporarily impaired if any of the above mentioned three conditions are not met.

Debt securities with unrealized loss position mainly include corporate debt securities in Japan, specified bonds issued by special purpose entities in Japan, CMBS and RMBS in the United States, other asset-backed securities.

The unrealized loss associated with corporate debt securities is primarily due to changes in the market interest rate and risk premium. Considering all available information to assess the collectability of those investments (such as the financial condition of and business prospects for the issuers), the Company and its subsidiaries believe that the Company and its subsidiaries are able to recover the entire amortized cost basis of those investments. Because the Company and its subsidiaries do not intend to sell the investments and it is not more likely than not that the Company and its subsidiaries will be required to sell the investments before recovery of their amortized cost basis, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired at June 30, 2014.

The unrealized loss associated with specified bonds is primarily due to changes in the market interest rate and risk premium because of deterioration in the real estate market in Japan and the credit crunch in the capital and financial markets. Considering all available information to assess the collectability of those investments (such as performance and value of the underlying real estate, and seniority of the bonds), the Company and its subsidiaries believe that the Company and its subsidiaries are able to recover the entire amortized cost basis of those investments. Because the Company and its subsidiaries do not intend to sell the investments and it is not more likely than not that the Company and its subsidiaries will be required to sell the investments before recovery of their amortized cost basis, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired at June 30, 2014.

The unrealized loss associated with CMBS and RMBS in the United States and other asset-backed securities is primarily caused by changes in credit spreads and interest rates. In order to determine whether a credit loss exists, the Company and its subsidiaries estimate the present value of anticipated cash flows, discounted at the current yield to accrete the security. The cash flows are estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security. Then, a credit loss is assessed by comparing the present value of the expected cash flows to the security’s amortized cost basis. Based on that assessment, the Company and its subsidiaries expect to recover the entire amortized cost basis and no credit impairment was identified. Because the Company and its subsidiaries do not intend to sell the investments and it is not more likely than not that the Company and its subsidiaries will be required to sell the investments before recovery of their amortized cost basis, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired at June 30, 2014.

For equity securities with unrealized losses, the Company and its subsidiaries consider various factors to determine whether the decline is other-than-temporary, including the length of time and the extent to which the fair value has been less than the carrying value and the issuer’s specific economic conditions as well as the ability and intent to hold these securities for a period of time sufficient to recover the securities’ carrying amounts. Based on our ongoing monitoring process, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired at June 30, 2014.

The total other-than-temporary impairment with an offset for the amount of the total other-than-temporary impairment recognized in other comprehensive income (loss) for three months ended June 30, 2013 and 2014 are as follows:

	Millions of yen
	Three months ended June 30, 2013	Three months ended June 30, 2014
Total other-than-temporary impairment losses	¥688	¥100
Portion of loss recognized in other comprehensive income (before taxes)	0	0

Net impairment losses recognized in earnings	¥688	¥100

Total other-than-temporary impairment losses for three months ended June 30, 2013 relate to equity securities and other securities. Total other-than-temporary impairment losses for three months ended June 30, 2014 relate to other securities.

Roll-forwards of the amount related to credit losses on other-than-temporarily impaired debt securities recognized in earnings for three months ended June 30, 2013 and 2014 are as follows:

	Millions of yen
	Three months ended June 30, 2013	Three months ended June 30, 2014
Beginning	¥7,809	¥1,991
Reduction during the period:
Due to change in intent to sell or requirement to sell	(1,351)	0

Ending	¥6,458	¥1,991

At March 31, 2014, other-than-temporary impairment related to the non-credit losses arising from debt securities for which other-than-temporary impairment related to the credit loss had been recognized in earnings according to ASC 320-10-35-34 (“Investments—Debt and Equity Securities—Recognition of Other-Than-Temporary Impairments”) was included in unrealized gains/losses (before taxes) of CMBS and RMBS in the United States, with gross unrealized gains of ¥59 million and unrealized losses of ¥102 million, and was included in unrealized gains/losses (after taxes) of accumulated other comprehensive income, with gross unrealized gains of ¥38 million and unrealized losses of ¥65 million. At June 30, 2014, other-than-temporary impairment related to the non-credit losses arising from debt securities for which other-than-temporary impairment related to the credit loss had been recognized in earnings was included in unrealized gains/losses (before taxes) of CMBS and RMBS in the United States, with gross unrealized gains of ¥102 million and unrealized losses of ¥71 million, and was included in unrealized gains/losses (after taxes) of accumulated other comprehensive income, with gross unrealized gains of ¥65 million and unrealized losses of ¥45 million. The unrealized gains/losses include unrealized gains/losses on impaired securities relating to changes in the value of such securities subsequent to the impairment measurement date.

Included in interest on loans and investment securities in the consolidated statements of income is interest income on investment securities of ¥3,240 million and ¥2,568 million, for the three months ended June 30, 2013 and 2014, respectively.

7.	Securitization Transactions

The Company and its subsidiaries have securitized various financial assets such as lease receivables and installment loans (commercial mortgage loans, housing loans and other).

In the securitization process, these financial assets are transferred to SPEs, such as trusts and special-purpose companies that issue beneficial interests of the securitization trusts and securities backed by the financial assets to investors. The cash flows collected from these assets transferred to the SPEs are then used to repay these asset-backed beneficial interests and securities. As the transferred assets are isolated from the Company and its subsidiaries, the investors and the SPEs have no recourse to other assets of the Company and its subsidiaries in cases where the debtors or the issuers of the transferred financial assets fail to perform under the original terms of those financial assets.

The Company and its subsidiaries often retain interests in the SPEs in the form of the beneficial interest of the securitization trusts. Those interests that continue to be held include interests in the transferred assets and are often subordinate to other tranche(s) of the securitization. Those beneficial interests that continue to be held by the Company and its subsidiaries are subject to credit risk, interest rate risk and prepayment risk on the securitized financial assets. With regards to these subordinated interests that the Company and its subsidiaries retain, they are subordinated to the senior investments and are exposed to different credit and prepayment risks, since they first absorb the risk of the decline in the cash flows from the financial assets transferred to the SPEs for defaults and prepayment of the transferred assets. If there is any excess cash remaining in the SPEs after payment to investors in the securitization of the contractual rate of returns, most of such excess cash is distributed to the Company and its subsidiaries for payments of the subordinated interests.

In accordance with ASC 860 (“Transfers and Servicing”) and ASC 810 (“Consolidation”), trusts or SPEs used in securitization transactions have been consolidated if the Company and its subsidiaries are the primary beneficiary of the trusts or SPEs.

During the three months ended June 30, 2013 and 2014, there was no securitization transaction accounted for as a sale.

Quantitative information about delinquencies, impaired loans and components of financial assets sold on securitization and other assets managed together as of March 31, 2014 and June 30, 2014, and quantitative information about net credit loss for the three months ended June 30, 2013 and 2014 are as follows:

	Millions of yen
	Total principal amount of receivables		Principal amount of receivables that are 90 days or more past-due and impaired loans
	March 31, 2014	June 30, 2014	March 31, 2014	June 30, 2014
Direct financing lease	¥1,094,073	¥1,090,648	¥13,887	¥14,950
Installment loans	2,315,555	2,344,001	141,973	129,410

Assets recorded on the balance sheet	3,409,628	3,434,649	155,860	144,360
Direct financing lease sold on securitization	1,156	1,091	0	0

Total assets managed together or sold on securitization	¥3,410,784	¥3,435,740	¥155,860	¥144,360

	Millions of yen
	Credit loss
	Three months ended June 30, 2013	Three months ended June 30, 2014
Direct financing lease	¥891	¥518
Installment loans	5,170	3,027

Assets recorded on the balance sheet	6,061	3,545
Direct financing lease sold on securitization	0	0

Total assets managed together or sold on securitization	¥6,061	¥3,545

A certain subsidiary originates and sells loans into the secondary market while retaining the obligation to service those loans. In addition, it undertakes obligations to service loans originated by others. The servicing assets related to those servicing activities are included in other operating assets and the balances of these servicing assets as of March 31, 2014 and June 30, 2014 were ¥16,911 million and ¥16,365 million, respectively. During the three months ended June 30, 2013 and 2014, the servicing assets were increased by ¥1,249 million and ¥722 million, respectively, mainly from loans sold with servicing retained and decreased by ¥933 million and ¥1,014 million, respectively, mainly from amortization and increased by ¥705 million and decreased by ¥254 million from the effects of changes in foreign exchange rates. The fair value of the servicing assets as of March 31, 2014 and June 30, 2014 were ¥23,604 million and ¥23,272 million, respectively.

8.	Variable Interest Entities

The Company and its subsidiaries use special purpose companies, partnerships and trusts (hereinafter referred to as SPEs) in the ordinary course of business.

These SPEs are not always controlled by voting rights, and there are cases where voting rights do not exist for those SPEs. ASC 810 (“Consolidation”) addresses consolidation by business enterprises of SPEs within the scope of ASC 810. Generally these SPEs are entities where (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including the equity holders or (b) as a group, the holders of the equity investment at risk do not have (1) the ability to make decisions about an entity’s activities that most significantly impact the entity’s economic performance through voting rights or similar rights, (2) the obligation to absorb the expected losses of the entity or (3) the right to receive the expected residual returns of the entity. Entities within the scope of ASC 810 are called VIEs.

According to ASC 810, the Company and its subsidiaries are required to perform a qualitative analysis to identify the primary beneficiary of VIEs. An enterprise that has both of the following characteristics is considered to be the primary beneficiary and therefore shall consolidate a VIE:

•	The power to direct the activities of a VIE that most significantly impact the entity’s economic performance

•	The obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE

All facts and circumstances are taken into consideration when determining whether the Company and its subsidiaries have variable interests that would deem it the primary beneficiary and therefore require consolidation of the VIE. The Company and its subsidiaries make ongoing reassessment of whether they are the primary beneficiaries of a VIE.

The following are the items that the Company and its subsidiaries are considering in a qualitative assessment:

•	Which activities most significantly impact the economic performance of the VIE and who has the power to direct such activities

•	Characteristics of the Company and its subsidiaries’ variable interest or interests and other involvements (including involvement of related parties and de facto agents)

•	Involvement of other variable interest holders

•	The entity’s purpose and design, including the risks that the entity was designed to create and pass through to its variable interest holders

The Company and its subsidiaries generally consider the following types of involvement to be significant when determining the primary beneficiary:

•	Designing the structuring of a transaction

•	Providing an equity investment and debt financing

•	Being the investment manager, asset manager or servicer and receiving variable fees

•	Providing liquidity and other financial support

The Company and its subsidiaries do not have the power to direct activities of the VIEs that most significantly impact the VIEs’ economic performance if that power is shared among multiple unrelated parties, and accordingly do not consolidate such VIEs.

Information about VIEs (consolidated and non-consolidated) for the Company and its subsidiaries are as follows:

1.	Consolidated VIEs

March 31, 2014

	Millions of yen
Types of VIEs	Total assets *1	Total liabilities *1	Assets which are pledged as collateral *2	Commitments *3
(a) VIEs for liquidating customer assets	¥0	¥0	¥0	¥0
(b) VIEs for acquisition of real estate and real estate development projects for customers	4,800	986	0	0
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	288,392	96,591	201,427	0
(d) VIEs for corporate rehabilitation support business	6,925	309	0	0
(e) VIEs for investment in securities	23,449	9,405	13,767	0
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	303,154	188,463	239,072	0
(g) VIEs for securitization of commercial mortgage loans originated by third parties	64,026	67,251	64,026	0
(h) VIEs for solar power generation projects	20,824	2,723	8,382	29,756
(i) Other VIEs	101,670	63,219	78,633	0

Total	¥813,240	¥428,947	¥605,307	¥29,756

June 30, 2014

	Millions of yen
Types of VIEs	Total assets *1	Total liabilities *1	Assets which are pledged as collateral *2	Commitments *3
(a) VIEs for liquidating customer assets	¥0	¥0	¥0	¥0
(b) VIEs for acquisition of real estate and real estate development projects for customers	832	101	0	0
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	264,278	83,693	175,737	5,600
(d) VIEs for corporate rehabilitation support business	5,290	62	0	0
(e) VIEs for investment in securities	22,186	9,808	13,068	0
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	271,835	167,496	218,490	0
(g) VIEs for securitization of commercial mortgage loans originated by third parties	58,296	59,425	58,296	0
(h) VIEs for solar power generation projects	35,581	3,565	6,212	44,071
(i) Other VIEs	92,172	60,370	75,618	0

Total	¥750,470	¥384,520	¥547,421	¥49,671

*1	The assets of most VIEs are used only to repay the liabilities of the VIEs, and the creditors of the liabilities of the VIEs have no recourse to other assets of the Company and its subsidiaries.
*2	The assets are pledged as collateral by VIE for financing of the VIE.
*3	This item represents remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

2.	Non-consolidated VIEs

March 31, 2014

	Millions of yen
		Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries
Types of VIEs	Total assets	Specified bonds and non-recourse loans	Investments	Maximum exposure to loss *
(a) VIEs for liquidating customer assets	¥37,672	¥799	¥2,971	¥3,770
(b) VIEs for acquisition of real estate and real estate development projects for customers	664,557	26,835	45,212	111,732
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	2,136,226	0	24,814	41,981
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	0	0	0	0
(g) VIEs for securitization of commercial mortgage loans originated by third parties	1,517,734	0	8,989	9,310
(h) VIEs for solar power generation projects	0	0	0	0
(i) Other VIEs	32,245	246	4,624	4,870

Total	¥4,388,434	¥27,880	¥86,610	¥171,663

June 30, 2014

	Millions of yen
		Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries
Types of VIEs	Total assets	Specified bonds and non-recourse loans	Investments	Maximum exposure to loss *
(a) VIEs for liquidating customer assets	¥33,451	¥533	¥2,945	¥3,478
(b) VIEs for acquisition of real estate and real estate development projects for customers	620,063	18,104	42,776	100,229
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	2,235,697	0	26,137	45,019
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	0	0	0	0
(g) VIEs for securitization of commercial mortgage loans originated by third parties	1,347,677	0	8,424	8,745
(h) VIEs for solar power generation projects	0	0	0	0
(i) Other VIEs	26,888	97	4,021	4,118

Total	¥4,263,776	¥18,734	¥84,303	¥161,589

*	Maximum exposure to loss includes remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

(a) VIEs for liquidating customer assets

The Company and its subsidiaries may use VIEs in structuring financing for customers to liquidate specific customer assets. The VIEs are typically used to provide a structure that is bankruptcy remote with respect to the customer and the use of VIE structure is requested by such customer. Such VIEs typically acquire assets to be liquidated from the customer, borrow non-recourse loans from financial institutions and have an equity investment made by the customer. By using cash flows from the liquidated assets, these VIEs repay the loan and pay dividends to equity investors if sufficient funds exist.

With respect to the variable interests of non-consolidated VIEs, non-recourse loans are included in installment loans, and investments are mainly included in other assets in the Company’s consolidated balance sheets.

(b) VIEs for acquisition of real estate and real estate development projects for customers

Customers and the Company and its subsidiaries are involved with VIEs formed to acquire real estate and/or develop real estate projects. In each case, a customer establishes and makes an equity investment in a VIE that is designed to be bankruptcy remote from the customer. The VIEs acquire real estate and/or develop real estate projects.

The Company and its subsidiaries provide non-recourse loans to such VIEs and hold specified bonds issued by them and/or make investments in them. The Company and its subsidiaries have consolidated certain VIEs because the Company or its subsidiary effectively controls the VIEs by acting as the asset manager of the VIEs.

The Company and its subsidiaries contributed additional funding to certain non-consolidated VIEs to support their repayment obligations, since those VIEs had difficulty repaying debt and accounts payable. There was no additional funding or acquisition of subordinated interests during the three months ended June 30, 2013 and 2014.

In the Company’s consolidated balance sheets, assets of consolidated VIEs are mainly included in investment in affiliates and liabilities of those consolidated VIEs are mainly included in short-term debt.

With respect to the variable interests of non-consolidated VIEs, specified bonds are included in investment in securities, non-recourse loans are included in installment loans, and investments are mainly included in investment in securities, investment in affiliates and other assets in the Company’s consolidated balance sheets. The Company and its subsidiaries have commitment agreements by which the Company and its subsidiaries may be required to provide additional investment in certain non-consolidated VIEs as long as the agreed-upon terms are met. Under these agreements, the Company and its subsidiaries are committed to invest in these VIEs with the other investors based on their respective ownership percentages. The Company and its subsidiaries concluded that the VIEs are not consolidated because the power to direct these VIEs is held by unrelated parties. In some cases, the Company and its subsidiaries concluded that the VIEs are not consolidated because the power to direct these VIEs is shared among multiple unrelated parties.

(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business

The Company and its subsidiaries establish VIEs and acquire real estate to borrow non-recourse loans from financial institutions and simplify the administration activities necessary for the real estate. The Company and its subsidiaries consolidate such VIEs even though the Company and its subsidiaries may not have voting rights if substantially all of such VIEs’ subordinated interests are issued to the Company and its subsidiaries, and therefore the VIEs are controlled by and for the benefit of the Company and its subsidiaries.

The Company and its subsidiaries contributed additional funding to certain consolidated VIEs, since those VIEs had difficulty repaying debt and accounts payable. The amount of the additional funding during the three months ended June 30, 2014 was ¥2,620 million. There was no additional funding or acquisition of subordinated interests during the three months ended June 30, 2013.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in operating leases, office facilities, cash and cash equivalents and other assets, and liabilities of those consolidated VIEs are mainly included in long-term debt. The Company and its subsidiaries have a commitment agreement by which the Company may be required to make additional investment in certain such consolidated VIEs.

(d) VIEs for corporate rehabilitation support business

Financial institutions, the Company and its subsidiary are involved with VIEs established for the corporate rehabilitation support business. VIEs receive the funds from investors including the financial institutions, the Company and the subsidiary, and purchase loan receivables due from borrowers which have financial problems, but are deemed to have the potential to recover in the future. The servicing operations for the VIEs are conducted by the subsidiary.

The Company and its subsidiary consolidated such VIEs since the Company and the subsidiary have the majority of the investment share of such VIEs, and have the power to direct the activities of the VIEs that most significantly impact the entities’ economic performance through the servicing operations.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in installment loans, and liabilities of those consolidated VIEs are mainly included in trade notes, accounts payable and other liabilities, and accrued expenses.

(e) VIEs for investment in securities

The Company and its subsidiaries have interests in VIEs that are investment funds and mainly invest in equity and debt securities. Such VIEs are managed by a subsidiary or fund management companies that are independent of the Company and its subsidiaries.

The Company consolidated certain such VIEs since the Company has the majority of the investment share of them, and has the power to direct the activities of those VIEs that most significantly impact the entities’ economic performance through involvement with the design of the VIEs or other means.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in affiliates, investment in securities, installment loans, cash and cash equivalents, and liabilities of those consolidated VIEs are mainly included in short-term debt and long-term debt.

Variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, are included in investment in securities. The Company and its subsidiaries have a commitment agreement by which the Company may be required to make additional investment in certain such non-consolidated VIEs.

(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable

The Company and its subsidiaries use VIEs to securitize financial assets such as direct financing leases receivables and loans receivables. In the securitization process, these financial assets are transferred to SPEs, and the SPEs issue beneficial interests or securities backed by the transferred financial assets to investors. After the securitization, the Company and its subsidiaries continue to hold a subordinated part of the securities and act as a servicer.

The Company and its subsidiaries consolidated such VIEs since the Company and its subsidiaries have the power to direct the activities that most significantly impact the entity’s economic performance by designing the securitization scheme and conducting servicing activities, and have a responsibility to absorb losses of the VIEs that could potentially be significant to the entities by retaining the subordinated part of the securities.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in direct financing leases, installment loans and restricted cash, and liabilities of those consolidated VIEs are mainly included in long-term debt.

(g) VIEs for securitization of commercial mortgage loans originated by third parties

The Company and its subsidiaries invest in CMBS and RMBS originated by third parties. In some cases of such securitization, the Company’s subsidiaries hold the subordinated portion and the subsidiaries act as a special-servicer of the securitization transaction. As the special servicer, the Company’s subsidiaries have rights to dispose of real estate collateral related to the securitized commercial mortgage loans.

The subsidiaries consolidate certain of these VIEs when the subsidiaries have the power to direct the activities of the VIEs that most significantly impact the entities’ economic performance through its role as special-servicer, including the right to dispose of the collateral, and have a responsibility to absorb losses of the VIEs that could potentially be significant to the entities by holding the subordinated part of the securities.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in installment loans, and liabilities of those consolidated VIEs are mainly included in long-term debt.

Variable interests of non-consolidated VIEs are included in investment in securities. The Company and its subsidiaries have a commitment agreement by which the Company may be required to make additional investment in certain such non-consolidated VIEs.

(h) VIEs for solar power generation projects

The Company and its subsidiaries may use VIEs in solar power generation projects. VIEs receive the funds from the Company and the subsidiaries, install solar panels by acquiring or leasing lands, and sell the generated power to electric power companies. The Company and its subsidiaries have consolidated certain VIEs because the Company or its subsidiaries make investments in such VIEs and effectively control the VIEs by acting as the asset manager of the VIEs.

Assets of the consolidated SPEs are mainly included in other assets, other operating assets, and cash and cash equivalents, and liabilities are mainly included in long-term debt in the Company’s consolidated balance sheets.

(i) Other VIEs

The Company and its subsidiaries are involved with other types of VIEs for various purposes. Consolidated and non-consolidated VIEs of this category are mainly kumiai structures. In addition, a subsidiary has consolidated a VIE that is not included in the categories (a) through (h) above, because the subsidiary holds the subordinated portion of the VIE and the VIE is effectively controlled by the subsidiary.

In Japan, certain subsidiaries provide investment products to their customers that employ a contractual mechanism known as a kumiai, which in part result in the subsidiaries forming a type of SPE. As a means to finance the purchase of aircraft or other large-ticket items to be leased to third parties, the Company and its subsidiaries arrange and market kumiai products to investors, who invest a portion of the funds necessary into the kumiai structure. The remainder of the purchase funds is borrowed by the kumiai structure in the form of a non-recourse loan from one or more financial institutions. The kumiai investors (and any lenders to the kumiai structure) retain all of the economic risks and rewards in connection with purchasing and leasing activities of the kumiai structure, and all related gains or losses are recorded on the financial statements of the investors in the kumiai. The Company and its subsidiaries are responsible for the arrangement and marketing of these products and may act as servicer or administrator in kumiai transactions. The fee income for the arrangement and administration of these transactions is recognized in the Company’s consolidated statements of income. In some cases, the Company and its subsidiaries make investments in the kumiai or its related SPE, and these VIEs are consolidated because the Company and its subsidiaries have a responsibility to absorb any significant potential loss through the investments and have the power to direct the activities that most significantly impact their economic performance. In other cases, the Company and its subsidiaries are not considered to be the primary beneficiary of the VIEs or kumiais because the Company and its subsidiaries did not make significant investments or guarantee or otherwise undertake any significant financial commitments or exposure with respect to the kumiai or its related SPE.

Assets of the consolidated SPEs are mainly included in investment in operating leases, installment loans and investment in securities, and liabilities are mainly included in short-term debt and long-term debt in the Company’s consolidated balance sheets.

9.	Investment in Affiliates

Investment in affiliates at March 31 and June 30, 2014 consists of the following:

	Millions of yen
	March 31, 2014	June 30, 2014
Shares	¥305,420	¥305,853
Loans	8,880	7,418

Total	¥314,300	¥313,271

Combined and condensed information relating to the affiliates for the three months ended June 30, 2013 and 2014, as of March 31, and June 30, 2014 are as follows (results of operation of the affiliates reflect only the period since the Company and its subsidiaries made the investment and on a lag basis):

	Millions of yen
	Three months ended June 30, 2013	Three months ended June 30, 2014
Operations:
Total revenues	¥213,357	¥326,417
Income before income taxes	37,780	31,197
Net income	24,748	23,149

	Millions of yen
	March 31, 2014	June 30, 2014
Financial position:
Total assets	¥5,710,165	¥5,798,330
Total liabilities	4,560,504	4,607,571
Shareholders’ equity	1,149,661	1,190,759

The Company sold 71.9% of the common shares of a consolidated subsidiary, STX Energy Co., Ltd. (presently GS E&R Corp., hereinafter, “STX Energy”) to a third-party. The Company retains a 25% interest in STX Energy, which became an affiliate accounted for by the equity method during the three months ended June 30, 2014. The sale of the controlling interest resulted in a gain of ¥14,883 million and the remeasurement of the retained interest to its fair value resulted in a gain of ¥1,329 million, both of which are included in earnings as gains on sales of subsidiaries and affiliates and liquidation losses, net for the three months ended June 30, 2014. The fair value of the retained interest was remeasured based on the sale proceed adjusted for a control premium.

10.	Redeemable Noncontrolling Interests

Changes in redeemable noncontrolling interests for the three months ended June 30, 2013 and 2014 are as follows:

	Millions of yen
	Three months ended June 30, 2013	Three months ended June 30, 2014
Beginning balance	¥41,621	¥53,177
Adjustment of redeemable noncontrolling interests to redemption value	102	283
Transaction with noncontrolling interests	667	791
Comprehensive income
Net income	669	987
Other comprehensive income (loss)
Net change of foreign currency translation adjustments	1,982	(805)
Total other comprehensive income (loss)	1,982	(805)
Comprehensive income	2,651	182
Cash dividends	(1,056)	(1,576)

Ending balance	¥43,985	¥52,857

11.	Accumulated Other Comprehensive Income (Loss)

Changes in each component of accumulated other comprehensive income (loss) attributable to ORIX Corporation Shareholders for the three months ended June 30, 2013 and 2014, are as follows:

	Millions of yen
	Net unrealized gains (losses) on investment in securities	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2013	¥28,974	¥(9,587)	¥(53,759)	¥(1,891)	¥(36,263)

Net unrealized gains on investment in securities, net of tax of ¥(2,872) million	4,685				4,685
Reclassification adjustment included in net income, net of tax of ¥2,239 million	(4,370)				(4,370)
Defined benefit pension plans, net of tax of ¥60 million		(25)			(25)
Reclassification adjustment included in net income, net of tax of ¥22 million		(40)			(40)
Foreign currency translation adjustments, net of tax of ¥(912) million			8,120		8,120
Reclassification adjustment included in net income, net of tax of ¥(61) million			1,459		1,459
Net unrealized losses on derivative instruments, net of tax of ¥(145) million				491	491
Reclassification adjustment included in net income, net of tax of ¥(15) million				59	59

Total other comprehensive income(loss)	315	(65)	9,579	550	10,379

Other Comprehensive Income Attributable to the Noncontrolling Interest	612	0	788	15	1,415

Other Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	0	0	1,982	0	1,982

Balance at June 30, 2013	¥28,677	¥(9,652)	¥(46,950)	¥(1,356)	¥(29,281)

	Millions of yen
	Net unrealized gains (losses) on investment in securities	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2014	¥38,651	¥(6,228)	¥(31,987)	¥(434)	¥2

Net unrealized gains on investment in securities, net of tax of ¥(2,524) million	4,769				4,769
Reclassification adjustment included in net income, net of tax of ¥5,960 million	(10,868)				(10,868)
Defined benefit pension plans, net of tax of ¥12 million		(35)			(35)
Reclassification adjustment included in net income, net of tax of ¥30 million		(55)			(55)
Foreign currency translation adjustments, net of tax of ¥580 million			(10,973)		(10,973)
Reclassification adjustment included in net income, net of tax of ¥0 million			0		0
Net unrealized losses on derivative instruments, net of tax of ¥261 million				(1,061)	(1,061)
Reclassification adjustment included in net income, net of tax of ¥(197) million				779	779

Total other comprehensive income(loss)	(6,099)	(90)	(10,973)	(282)	(17,444)

Other Comprehensive Income Attributable to the Noncontrolling Interest	212	(5)	(2,275)	(26)	(2,094)

Other Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	0	0	(805)	0	(805)

Balance at June 30, 2014	¥32,340	¥(6,313)	¥(39,880)	¥(690)	¥(14,543)

Amounts reclassified to net income from accumulated other comprehensive income (loss) for the three months ended June 30, 2013 and 2014 are as follows:

	Three months ended June 30, 2013
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income	Condensed consolidated statements of income caption
	Millions of yen
Net unrealized gains (losses) on investment in securities
Sales of investment securities	¥4,273	Brokerage commissions and net gains on investment securities
Sales of investment securities	2,836	Life insurance premiums and related investment income
Amortization of investment securities	378	Interest on loans and investment securities
Amortization of investment securities	(115)	Life insurance premiums and related investment income
Others	(763)	Write-downs of securities and other

	6,609	Total before tax
	(2,239)	Tax expenses or benefit

	¥4,370	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥284	See Note 14 “Pension Plans”
Amortization of net actuarial loss	(208)	See Note 14 “Pension Plans”
Amortization of transition obligation	(14)	See Note 14 “Pension Plans”

	62	Total before tax
	(22)	Tax expenses or benefit

	¥40	Net of tax

Foreign currency translation adjustments
Sales or liquidation	¥(1,520)	Gains on sales of subsidiaries and affiliates and liquidation losses, net

	(1,520)	Total before tax
	61	Tax expenses or benefit

	¥(1,459)	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥10	Interest on loans and investment securities/Interest expense
Foreign exchange contracts	36	Foreign currency transaction loss
Foreign currency swap agreements	(120)	Interest on loans and investment securities/Interest expense/Foreign currency transaction loss

	(74)	Total before tax
	15	Tax expenses or benefit

	¥(59)	Net of tax

	Three months ended June 30, 2014
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income	Condensed consolidated statements of income caption
	Millions of yen
Net unrealized gains (losses) on investment in securities
Sales of investment securities	¥16,487	Brokerage commissions and net gains on investment securities
Sales of investment securities	493	Life insurance premiums and related investment income
Amortization of investment securities	24	Interest on loans and investment securities
Amortization of investment securities	(175)	Life insurance premiums and related investment income
Others	(1)	Write-downs of securities and other

	16,828	Total before tax
	(5,960)	Tax expenses or benefit

	¥10,868	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥239	See Note 14 “Pension Plans”
Amortization of net actuarial loss	(140)	See Note 14 “Pension Plans”
Amortization of transition obligation	(14)	See Note 14 “Pension Plans”

	85	Total before tax
	(30)	Tax expenses or benefit

	¥55	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥7	Interest on loans and investment securities/Interest expense
Foreign exchange contracts	19	Foreign currency transaction loss
Foreign currency swap agreements	(1,002)	Interest on loans and investment securities/Interest expense/Foreign currency transaction loss

	(976)	Total before tax
	197	Tax expenses or benefit

	¥(779)	Net of tax

Comprehensive income (loss) and its components attributable to ORIX Corporation and noncontrolling interests have been reported, net of tax, in the condensed consolidated statements of changes in equity, and information about comprehensive income (loss) and its components attributable to redeemable noncontrolling interests is provided in Note 10 (“Redeemable Noncontrolling Interests”). Total comprehensive income (loss) and its components have been reported, net of tax, in the condensed consolidated statements of comprehensive income.

12.	ORIX Corporation Shareholders’ Equity

Information about ORIX Corporation Shareholders’ Equity for the three months ended June 30, 2013 and 2014 are as follows:

(1)	Dividend payments

	Three months ended June 30, 2013	Three months ended June 30, 2014
Resolution	The board of directors on May 23, 2013	The board of directors on May 22, 2014
Type of shares	Common stock	Common stock
Total dividends paid	¥15,878 million	¥30,117 million
Dividend per share	¥130.00	¥23.00
Date of record for dividend	March 31, 2013	March 31, 2014
Effective date for dividend	June 4, 2013	June 3, 2014
Dividend resource	Retained earnings	Retained earnings

On April 1, 2013, the Company implemented a 10-for-1 stock split of common stock held by shareholders registered on the Company’s register of shareholders as of March 31, 2013. Regarding the three months ended June 30, 2013, the actual amount of dividend per share prior to the stock split is shown.

(2)	There are no applicable dividends for which the date of record is in the three months ended June 30, 2013, and for which the effective date is after June 30, 2013.

There are no applicable dividends for which the date of record is in the three months ended June 30, 2014, and for which the effective date is after June 30, 2014.

13.	Selling, General and Administrative Expenses

Selling, general and administrative expenses for the three months ended June 30, 2013 and 2014 are as follows:

	Millions of yen
	Three months ended June 30, 2013	Three months ended June 30, 2014
Personnel expenses	¥36,736	¥56,966
Selling expenses	7,736	12,679
Administrative expenses	14,688	20,348
Depreciation of office facilities	796	937

Total	¥59,956	¥90,930

The amounts that were previously reported for the three months ended June 30, 2013 related to discontinued operations are reclassified as part of income from discontinued operations, net.

14.	Pension Plans

The Company and certain subsidiaries have contributory and non-contributory pension plans covering substantially all of their employees. Those contributory funded pension plans include defined benefit pension plans and defined contribution pension plans. Under the plans, employees are entitled to lump-sum payments at the time of termination of their employment or pension payments. Defined benefit pension plans consist of a plan of which the amounts of such payments are determined on the basis of length of service and remuneration at the time of termination and a cash balance plan.

The Company and its subsidiaries’ funding policy is to contribute annually the amounts actuarially determined. Assets of the plans are invested primarily in interest-bearing securities and marketable equity securities.

Net pension cost of the plans for the three months ended June 30, 2013 and 2014 consists of the following:

	Millions of yen
	Three months ended June 30, 2013	Three months ended June 30, 2014
Japanese plans:
Service cost	¥819	¥940
Interest cost	285	275
Expected return on plan assets	(509)	(561)
Amortization of transition obligation	13	13
Amortization of net actuarial loss	193	125
Amortization of prior service credit	(284)	(231)

Net periodic pension cost	¥517	¥561

	Millions of yen
	Three months ended June 30, 2013	Three months ended June 30, 2014
Overseas plans:
Service cost	¥13	¥554
Interest cost	60	574
Expected return on plan assets	(72)	(931)
Amortization of transition obligation	1	1
Amortization of net actuarial loss	15	15
Amortization of prior service credit	0	(8)

Net periodic pension cost	¥17	¥205

15.	Write-Downs of Long-Lived Assets

In accordance with ASC 360 (“Property, Plant, and Equipment”), the Company and its subsidiaries perform tests for recoverability on assets for which events or changes in circumstances indicated that the assets might be impaired. The Company and its subsidiaries consider an asset’s carrying amount as not recoverable when such carrying amount exceeds the undiscounted future cash flows estimated to result from the use and eventual disposition of the asset. The net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount. The Company and its subsidiaries determine the fair value using appraisals prepared by independent third party appraisers or its own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate.

For the three months ended June 30, 2013 and 2014, the Company and certain subsidiaries recognized impairment losses for the difference between carrying amounts and fair values in the amount of ¥3,443 million and ¥2,738 million, respectively, which are reflected as write-downs of long-lived assets and income from discontinued operations. Of these amounts, ¥2,771 million and ¥2,738 million are reflected as write-downs of long-lived assets in the accompanying consolidated statements of income for the three months ended June 30, 2013 and 2014, respectively.

Losses of ¥3,062 million in the Real Estate segment were recorded for the three months ended June 30, 2013. Losses of ¥2,416 million in the Real Estate segment and losses of ¥322 million in the Overseas Business segment were recorded for the three months ended June 30, 2014.

The details of significant write-downs are as follows.

Office Buildings—For the three months ended June 30, 2013, write-downs of ¥15 million were recorded for an office building held for sale, and write-downs of ¥2,334 million were recorded in relation to an office building due to a decline in estimated cash flows of each unit. For the three months ended June 30, 2014, write-downs of ¥1,795 million were recorded in relation to an office building due to a decline in estimated cash flows of each unit.

Commercial Facilities other than Offices—There was no impairment for commercial facilities for the three months ended June 30, 2013 and 2014.

Condominiums—There was no impairment for condominiums for the three months ended June 30, 2013. For the three months ended June 30, 2014, write-downs of ¥621 million were recorded for a condominium due to a change in use.

Land undeveloped or under construction—For the three months ended June 30, 2013, write-downs of ¥713 million were recorded for land undeveloped or under construction held for sale. There was no impairment for the three months ended June 30, 2014.

Others—For the three months ended June 30, 2013 and 2014, write-downs of ¥381 million and ¥322 million were recorded, respectively, for long-lived assets other than the above, mainly because the carrying amounts exceeded the estimated undiscounted future cash flows, which decreased due to deterioration in operating performance.

16.	Discontinued Operations

In April 2014, Accounting Standards Update 2014-08 (“Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”—ASC 205 (“Presentation of Financial Statements”) and ASC 360 (“Property, Plant, and Equipment”)) was issued. This Update requires an entity to report a disposal or a classification as held for sale of a component of an entity or a group of components of an entity in discontinued operations if it represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. The Company and its subsidiaries early adopted this Update on April 1, 2014. In accordance with this Update, the Company and its subsidiaries report a disposal of a component or a group of components of the Company and its subsidiaries in discontinued operations if the disposal represents a strategic shift which has (or will have) a major effect on the company and its subsidiaries’ operations and financial results when the component or group of components is disposed by sale or classified as held for sale on or after April 1, 2014.

During the three months ended June 30, 2014, there was no disposal or classification as held for sale of a component or a group of components which represents a strategic shift which has (or will have) a major effect on the company and its subsidiaries’ operations and financial results.

Prior to these amendments, ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”) required that the Company and its subsidiaries reclassify the operations sold or disposed of, or to be disposed of by sale without significant continuing involvement in the operations to discontinued operations. During the three months ended June 30, 2013, the Company and its subsidiaries report gains on sales and the results of operations of subsidiaries, business units, and certain rental properties, which have been sold or are to be disposed of by sale, as income from discontinued operations in the accompanying consolidated statements of income in accordance with ASC 205-20 prior to the amendments.

Accounting Standards Update 2014-08 does not apply to a disposal or a classification as held for sale of a component or a group of components of the Company and its subsidiaries which have previously been reported in the financial statements. Accordingly, during the three months ended June 30, 2014, the Company and its subsidiaries continue to report gains on sales and the results of operations of subsidiaries, business units, and certain rental properties, which was classified as held for sale at March 31, 2014, as income from discontinued operations in the accompanying consolidated statements of income in accordance with ASC 205-20 prior to the early adoption of the amendments.

The Company has determined to wind up a subsidiary that operated operates corporate finance business overseas during the three months ended June 30, 2013. As a result, a loss of ¥1,608 million was recognized during the three months ended June 30, 2013 because the subsidiary was in a state of substantially complete liquidation. During fiscal 2014, the Company has determined to sell the food business unit of a subsidiary, which is composed of the food service business unit and the food business unit. During the three months ended June 30, 2013 and 2014, the operating income from the food business unit were ¥50 million and ¥100 million, respectively. With respect to the food business unit of the subsidiary held for sale as of March 31, 2014 and June 30 2014, included in the accompanying consolidated balance sheets are mainly other operating assets of ¥1,561 million and ¥1,398 million, other receivables of ¥2,069 million and ¥1,289 million, other assets of ¥1,500 million and ¥976 million and trade notes, accounts payable and other liabilities of ¥1,822 million and ¥1,248 million, and long-term debts of ¥1,336 million as of March 31, 2014 and there are no amounts of long-term debts as of June 30 2014.

The Company and its subsidiaries own various real estate properties, including commercial and office buildings, for rental operations. During the three months ended June 30, 2013, the Company and its subsidiaries recognized ¥10,076 million of aggregated gains on sales of such real estate properties. In addition, the Company and its subsidiaries determined to dispose by sale of rental properties of ¥42,266 million and ¥16,122 million included in investment in operating leases, ¥2,428 million and ¥2,538 million included in other operating assets at March 31, 2014 and June 30, 2014, respectively. The Company and its subsidiaries determined to dispose by sale of rental properties of ¥2,496 million included in office facilities, at June 30, 2014.

Discontinued operations for the three months ended June 30, 2013 and 2014 consist of the following:

	Millions of yen
	Three months ended June 30, 2013	Three months ended June 30, 2014
Revenues	¥12,497	¥2,214

Income from discontinued operations, net*	8,245	101
Provision for income taxes	(3,189)	(36)

Discontinued operations, net of applicable tax effect	¥5,056	¥65

*	Income from discontinued operations, net includes aggregate gains on sales and liquidation of subsidiaries, business units, and rental properties in the amount of ¥8,468 million for the three months ended June 30, 2013.

17.	Per Share Data

Reconciliation of the differences between basic and diluted earnings per share (EPS) in the three months ended June 30, 2013 and 2014 is as follows:

During the three months ended June 30, 2013, the diluted EPS calculation excludes stock options for 6,937 thousand shares, as they were antidilutive. During the three months ended June 30, 2014, the diluted EPS calculation excludes stock options for 6,628 thousand shares, as they were antidilutive.

	Millions of yen
	Three months ended June 30, 2013	Three months ended June 30, 2014
Income attributable to ORIX Corporation shareholders from continuing operations	¥39,952	¥68,540
Effect of dilutive securities
Expense related to convertible bond	109	0

Income from continuing operations for diluted EPS computation	¥40,061	¥68,540

	Thousands of Shares
	Three months ended June 30, 2013	Three months ended June 30, 2014
Weighted-average shares	1,229,189	1,309,826
Effect of dilutive securities
Conversion of convertible bond	65,956	0
Exercise of stock options	1,635	1,805

Weighted-average shares for diluted EPS computation	1,296,780	1,311,631

	Yen
	Three months ended June 30, 2013	Three months ended June 30, 2014
Earnings per share for income attributable to ORIX Corporation shareholders from continuing operations:
Basic	¥32.50	¥52.33
Diluted	30.89	52.26

18.	Derivative Financial Instruments and Hedging

Risk management policy

The Company and its subsidiaries manage interest rate risk through asset and liability management systems. The Company and its subsidiaries use derivative financial instruments to hedge interest rate risk and avoid changes in interest rates that could have a significant adverse effect on the Company’s results of operations. As a result of interest rate changes, the fair value and/or cash flow of interest sensitive assets and liabilities will fluctuate. However, such fluctuation will generally be offset by using derivative financial instruments as hedging instruments. Derivative financial instruments that the Company and its subsidiaries use as part of the interest risk management include interest rate swaps.

The Company and its subsidiaries utilize foreign currency borrowings, foreign exchange contracts and foreign currency swap agreements to hedge exchange rate risk that are associated with certain transactions and investments denominated in foreign currencies. Similarly, overseas subsidiaries generally structure their liabilities to match the currency-denomination of assets in each region.

By using derivative instruments, the Company and its subsidiaries are exposed to credit risk in the event of nonperformance by counterparties. The Company and its subsidiaries attempt to manage the credit risk by carefully evaluating the content of transactions and the quality of counterparties in advance and regularly monitoring the amount of notional principal, fair value, type of transaction and other factors pertaining to each counterparty.

(a) Cash flow hedges

The Company and its subsidiaries designate interest rate swap agreements, foreign currency swap agreements and foreign exchange contracts as cash flow hedges for variability of cash flows originating from floating rate borrowings and forecasted transactions and for exchange fluctuations.

(b) Fair value hedges

The Company and its subsidiaries use financial instruments designated as fair value hedges to hedge their exposure to interest rate risk and foreign currency exchange risk. The Company and its subsidiaries designate foreign currency swap agreements and foreign exchange contracts to minimize foreign currency exposures on lease receivables, loan receivables and borrowings, denominated in foreign currency. The Company and its subsidiaries designate interest rate swap to hedge interest rate exposure of the fair values of loan receivables. The Company and certain overseas subsidiaries, which issued medium-term notes or bonds with fixed interest rates, use interest rate swap contracts to hedge interest rate exposure of the fair values of these medium-term notes or bonds. In cases where the medium-term notes were denominated in other than the subsidiaries’ local currencies, foreign currency swap agreements are used to hedge foreign exchange rate exposure. A certain overseas subsidiary uses foreign currency long-term-debt to hedge foreign exchange rate exposure from unrecognized firm commitment.

(c) Hedges of net investment in foreign operations

The Company uses foreign exchange contracts and borrowings and bonds denominated in the subsidiaries’ local currencies to hedge the foreign currency exposure of the net investment in overseas subsidiaries.

(d) Trading derivatives or derivatives not designated as hedging instruments

The Company and the subsidiaries engage in trading activities involving various future contracts. Therefore the Company and the subsidiaries are at various risks such as share price fluctuation risk, interest rate risk and foreign currency exchange risk. The Company and the subsidiaries check that these risks are below a certain level by using internal indicators and determine whether such contracts should be continued or not. The Company and the subsidiaries entered into interest rate swap agreements, foreign currency swap agreements and foreign exchange contracts for risk management purposes which are not qualified for hedge accounting under ASC 815 (“Derivatives and Hedging”).

ASC 815-10-50 (“Derivatives and Hedging—Disclosures) requires companies to disclose the fair value of derivative instruments and their gains (losses) in tabular format, as well as information about credit-risk-related contingent features in derivative agreements.

The effect of derivative instruments on the consolidated statement of income, pre-tax, for the three months ended June 30, 2013 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥435	Interest on loans and investment securities / Interest expense	¥10	—	¥0

Foreign exchange contracts	(220)	Foreign currency transaction loss	36	—	0

Foreign currency swap agreements	421	Interest on loans and investment securities/Interest expense/ Foreign currency transaction loss	(120)	Foreign currency transaction loss	(122)

(2) Fair value hedges

	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥(466)	Interest on loans and investment securities / Interest expense	¥458	Interest on loans and investment securities / Interest expense

Foreign exchange contracts	1,698	Foreign currency transaction loss	(1,698)	Foreign currency transaction loss

Foreign currency swap agreements	(301)	Foreign currency transaction loss	298	Foreign currency transaction loss

Foreign currency long-term debt	(1,647)	Foreign currency transaction loss	1,647	Foreign currency transaction loss

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥(2,721)	Gains on sales of subsidiaries and affiliates and liquidation losses, net	¥(171)	—	¥0
Borrowings and bonds in local currency	(6,135)	—	0	—	0

(4) Trading derivatives or derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥5	Other operating revenues / expenses

Futures	62	Brokerage commissions and net gains on investment securities

Foreign exchange contracts	22	Brokerage commissions and net gains on investment securities

Credit derivatives held/written	(63)	Other operating revenues / expenses

Options held/written and other	483	Other operating revenues / expenses

The effect of derivative instruments on the consolidated statement of income, pre-tax, for the three months ended June 30, 2014 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥(62)	Interest on loans and investment securities / Interest expense	¥7	—	¥0

Foreign exchange contracts	279	Foreign currency transaction loss	19	—	0

Foreign currency swap agreements	(1,539)	Interest on loans and investment securities / Interest expense / Foreign currency transaction loss	(1,002)	Foreign currency transaction loss	(11)

(2) Fair value hedges

	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥(324)	Interest on loans and investment securities / Interest expense	¥344	Interest on loans and investment securities / Interest expense

Foreign exchange contracts	1,059	Foreign currency transaction loss	(1,059)	Foreign currency transaction loss

Foreign currency swap agreements	(1,091)	Foreign currency transaction loss	1,091	Foreign currency transaction loss

Foreign currency long-term debt	196	Foreign currency transaction loss	(196)	Foreign currency transaction loss

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥2,534	—	¥0	—	¥0
Borrowings and bonds in local currency	4,931	—	0	—	0

(4) Trading derivatives or derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥0	Other operating revenues / expenses

Futures	(5)	Brokerage commissions and net gains on investment securities

Foreign exchange contracts	3	Brokerage commissions and net gains on investment securities

Credit derivatives held/written	(62)	Other operating revenues / expenses

Options written and other	(356)	Other operating revenues / expenses

Notional amounts of derivative instruments and other, fair values of derivative instruments and other before offsetting at March 31, 2014 and June 30, 2014 are as follows.

March 31, 2014

		Asset derivatives		Liability derivatives
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives and other designated as hedging instruments:

Interest rate swap agreements	¥206,605	¥2,528	Other receivables	¥634	Trade notes, accounts payable and other liabilities

Futures, foreign exchange contracts	370,243	1,018	Other receivables	4,708	Trade notes, accounts payable and other liabilities

Foreign currency swap agreements	93,276	3,534	Other receivables	7,176	Trade notes, accounts payable and other liabilities

Foreign currency long-term debt	261,483	0	—	0	—

Trading derivatives or derivatives not designated as hedging instruments:

Options written and other	¥173,637	¥5,486	Other receivables	¥3,605	Trade notes, accounts payable and other liabilities

Futures, foreign exchange contracts	65,094	56	Other receivables	472	Trade notes, accounts payable and other liabilities

Credit derivatives held/written	13,715	29	Other receivables	265	Trade notes, accounts payable and other liabilities

June 30, 2014
		Asset derivatives		Liability derivatives
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives and other designated as hedging instruments:

Interest rate swap agreements	¥199,499	¥2,104	Other receivables	¥589	Trade notes, accounts payable and other liabilities

Futures, foreign exchange contracts	501,678	3,143	Other receivables	3,796	Trade notes, accounts payable and other liabilities

Foreign currency swap agreements	99,930	3,920	Other receivables	7,673	Trade notes, accounts payable and other liabilities

Foreign currency long-term debt	255,497	0	—	0	—

Trading derivatives or derivatives not designated as hedging instruments:

Options written and other	¥164,688	¥6,515	Other receivables	¥4,990	Trade notes, accounts payable and other liabilities

Futures, foreign exchange contracts	81,846	57	Other receivables	366	Trade notes, accounts payable and other liabilities

Credit derivatives held	12,670	0	—	298	Trade notes, accounts payable and other liabilities

Certain of the Company’s derivative instruments contain provisions that require the Company to maintain an investment grade credit rating from each of the major credit rating agencies. If the Company’s credit rating were to fall below investment grade, it would be in violation of these provisions, and the counterparties to the derivative instruments could request immediate payment on derivative instruments that are in net liability positions. There are no derivative instruments with credit-risk-related contingent features that are in a liability position on March 31, 2014 and June 30, 2014.

ASC 815-10-50 (“Derivatives and Hedging—Disclosures”) requires sellers of credit derivatives to disclose additional information about credit-risk-related potential payment risk.

The Company and its subsidiaries have contracted credit derivatives for the purpose of trading. Details of credit derivatives written are as follows as of March 31, 2014 and there are no credit derivatives written as of June 30, 2014.

March 31, 2014

Types of derivatives	The events or circumstances that would require the seller to perform under the credit derivative	Maximum potential amount of future payment under the credit derivative	Approximate remaining term of the credit derivative	Fair value of the credit derivative
		Millions of yen		Millions of yen
Credit default swap	In case of credit event (bankruptcy, failure to pay, restructuring) occurring in underlying reference company *	¥425	Less than four years	¥29

*	Underlying reference company’s credit ratings are Baa1 or better rated by rating agencies as of March 31, 2014.

19.	Offsetting Assets and Liabilities

The gross amounts recognized, gross amounts offset, and net amounts presented in the consolidated balance sheets regarding to derivative assets and liabilities and other assets and liabilities as of March 31, 2014 and June 30, 2014 are as follows.

March 31, 2014

	Millions of yen
	Gross amounts recognized	Gross amounts offset in the consolidated balance sheets	Net amounts presented in the consolidated balance sheets	Gross amounts not offset in the consolidated balance sheets *[1]		Net amount
				Financial instruments	Cash collateral
Derivative assets	¥12,651	¥(214)	¥12,437	¥(1,015)	¥0	¥11,422
Reverse repurchase, securities borrowing, and similar arrangements *[2]	3,064	(3,049)	15	0	0	15

Total assets	15,715	(3,263)	12,452	(1,015)	0	11,437

Derivative liabilities	16,860	(214)	16,646	(1,015)	(571)	15,060
Repurchase, securities lending, and similar arrangements *[2]	3,049	(3,049)	0	0	0	0

Total liabilities	¥19,909	¥(3,263)	¥16,646	¥(1,015)	¥(571)	¥15,060

June 30, 2014

	Millions of yen
	Gross amounts recognized	Gross amounts offset in the consolidated balance sheets	Net amounts presented in the consolidated balance sheets	Gross amounts not offset in the consolidated balance sheets *[1]		Net amount
				Financial instruments	Cash collateral
Derivative assets	¥15,739	¥(260)	¥15,479	¥(1,185)	¥0	¥14,294
Reverse repurchase, securities borrowing, and similar arrangements *[2]	6,528	(6,528)	0	0	0	0

Total assets	22,267	(6,788)	15,479	(1,185)	0	14,294

Derivative liabilities	17,712	(260)	17,452	(1,185)	(463)	15,804
Repurchase, securities lending, and similar arrangements *[2]	6,567	(6,528)	39	0	0	39

Total liabilities	¥24,279	¥(6,788)	¥17,491	¥(1,185)	¥(463)	¥15,843

*1	The balances related to enforceable master netting agreements or similar agreements which were not offset in the consolidated balance sheets.
*2	Reverse repurchase agreements and securities borrowing, and similar transactions are reported within other receivables in the consolidated balance sheets. Repurchase agreements and securities lending, and similar transactions are reported within trade notes, accounts payable and other liabilities in the consolidated balance sheets.

20.	Estimated Fair Value of Financial Instruments

The following information is provided to help readers gain an understanding of the relationship between amounts reported in the accompanying consolidated financial statements and the related market or fair value.

The disclosures include financial instruments and derivative financial instruments, other than investment in direct financing leases, investment in subsidiaries and affiliates, pension obligations and insurance contracts.

March 31, 2014

	Millions of yen
	Carrying amount	Estimated fair value	Level 1	Level 2	Level 3
Trading instruments
Trading securities	¥16,079	¥16,079	¥275	¥15,804	¥0
Futures, Foreign exchange contracts:
Assets	8	8	8	0	0
Liabilities	184	184	28	156	0
Credit derivatives held/written:
Assets	29	29	0	29	0
Liabilities	265	265	0	265	0
Options written and other:
Assets	5,486	5,486	0	3,000	2,486
Liabilities	3,605	3,605	0	3,605	0
Non-trading instruments
Assets:
Cash and cash equivalents	¥827,299	¥827,299	¥827,299	¥0	¥0
Restricted cash	86,690	86,690	86,690	0	0
Time deposits	7,510	7,510	0	7,510	0
Installment loans (net of allowance for probable loan losses)	2,246,143	2,274,922	0	120,583	2,154,339
Investment in securities:
Practicable to estimate fair value	984,654	991,959	230,618	671,023	90,318
Not practicable to estimate fair value *	213,843	213,843	0	0	0
Liabilities:
Short-term debt	¥309,591	¥309,591	¥0	¥309,591	¥0
Deposits	1,206,413	1,206,642	0	1,206,642	0
Long-term debt	3,858,874	3,865,456	0	1,235,377	2,630,079
Futures, Foreign exchange contracts:
Assets	852	852	0	852	0
Liabilities	4,782	4,782	0	4,782	0
Foreign currency swap agreements:
Assets	3,534	3,534	0	3,534	0
Liabilities	7,176	7,176	0	7,176	0
Interest rate swap agreements:
Assets	2,528	2,528	0	2,528	0
Liabilities	634	634	0	634	0

*	The fair value of investment securities of ¥213,843 million was not estimated, as it was not practical.

June 30, 2014

	Millions of yen
	Carrying amount	Estimated fair value	Level 1	Level 2	Level 3
Trading instruments
Trading securities	¥16,862	¥16,862	¥927	¥15,935	¥0
Futures, Foreign exchange contracts:
Assets	3	3	3	0	0
Liabilities	211	211	29	182	0
Credit derivatives held:
Assets	0	0	0	0	0
Liabilities	298	298	0	298	0
Options written and other:
Assets	6,515	6,515	0	1,341	5,174
Liabilities	4,990	4,990	0	4,990	0
Non-trading instruments
Assets:
Cash and cash equivalents	¥828,052	¥828,052	¥828,052	¥0	¥0
Restricted cash	81,269	81,269	81,269	0	0
Time deposits	22,925	22,925	0	22,925	0
Installment loans (net of allowance for probable loan losses)	2,277,908	2,290,308	0	177,522	2,112,786
Investment in securities
Practicable to estimate fair value	995,515	1,004,389	134,552	761,796	108,041
Not practicable to estimate fair value *	191,737	191,737	0	0	0
Liabilities:
Short-term debt	¥334,524	¥334,524	¥0	¥334,524	¥0
Deposits	1,195,330	1,195,362	0	1,195,362	0
Long-term debt	3,785,013	3,778,351	0	1,354,883	2,423,468
Futures, Foreign exchange contracts:
Assets	2,985	2,985	0	2,985	0
Liabilities	3,739	3,739	0	3,739	0
Foreign currency swap agreements:
Assets	3,872	3,872	0	3,872	0
Liabilities	7,625	7,625	0	7,625	0
Interest rate swap agreements:
Assets	2,104	2,104	0	2,104	0
Liabilities	589	589	0	589	0

*	The fair value of investment securities of ¥191,737 million was not estimated, as it was not practical.

Input level of fair value measurement

If active market prices are available, fair value measurement is based on quoted active market prices and classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1 such as quoted market prices of similar assets and classified as Level 2. If market prices are not available and there are no observable inputs, then fair value is estimated by using valuation models including discounted cash flow methodologies, commonly used option-pricing models and broker quotes and classified as Level 3, as the valuation models and broker quotes are based on inputs that are unobservable in the market.

Estimation of fair value

The following methods and significant assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate a value:

Cash and cash equivalents, restricted cash, time deposits and short-term debt—The carrying amounts recognized in the balance sheets were determined to be reasonable estimates of their fair values due to their short maturity.

Installment loans—The carrying amounts of floating-rate installment loans with no significant changes in credit risk and which could be repriced within a short-term period were determined to be reasonable estimates of their fair values. The carrying amounts of purchased loans were determined to be reasonable estimates of their fair values because the carrying amounts (net of allowance) are considered to properly reflect the recoverability and value of these loans. For certain homogeneous categories of medium- and long-term fixed-rate loans, such as housing loans, the estimated fair values were calculated by discounting the future cash flows using the current interest rates charged by the Company and its subsidiaries for new loans made to borrowers with similar credit ratings and remaining maturities. Concerning above, if available, estimated fair values were based on quoted market prices or quotations provided by dealers.

Investment in securities—For trading securities and available-for-sale securities other than specified bonds issued by SPEs and certain other mortgage-backed and asset-backed securities, the estimated fair values, which are also the carrying amounts recorded in the balance sheets, were generally based on quoted market prices or quotations provided by dealers. As for the specified bonds issued by the SPEs and certain other mortgage-backed and asset-backed securities included in available-for-sale securities, the Company and its subsidiaries estimated the fair value by using valuation models including discounted cash flow methodologies and broker quotes (see Note 3 Fair Value Measurement). For held-to-maturity securities, the estimated fair values were based on quoted market prices. For certain investment funds included in other securities, the fair values are estimated based on net asset value per share or discounted cash flow methodologies. With regard to other securities other than the investment funds described above, the Company and its subsidiaries have not estimated the fair value, as it is not practicable to do so. Those other securities mainly consist of non-marketable equity securities and preferred capital shares. Because there were no quoted market prices for such other securities and each security has a different nature and characteristics, reasonable estimates of fair values could not be made without incurring excessive costs.

Deposits—The carrying amounts of demand deposits recognized in the consolidated balance sheets were determined to be reasonable estimates of their fair values. The estimated fair values of time deposits were calculated by discounting the future cash flows. The current interest rates offered for the deposits with similar terms and remaining average maturities were used as the discount rates.

Long-term debt—The carrying amounts of long-term debt with floating rates which could be repriced within short-term periods were determined to be reasonable estimates of their fair values. For medium-and long-term fixed-rate debt, the estimated fair values were calculated by discounting the future cash flows. The borrowing interest rates that were currently available to the Company and its subsidiaries offered by financial institutions for debt with similar terms and remaining average maturities were used as the discount rates. Concerning above, if available, estimated fair values were based on quoted market prices or quotations provided by dealers.

Derivatives—For exchange-traded derivatives, fair value is based on quoted market prices. Fair value estimates for other derivatives generally reflect the estimated amounts that the Company and its subsidiaries would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts. Discounted amounts of future cash flows using the current interest rate are used when estimating the fair values for most of the Company’s and its subsidiaries’ derivatives.

21.	Commitments, Guarantees, and Contingent Liabilities

Commitments—The Company and its subsidiaries have commitments for the purchase of equipment to be leased, having a cost of ¥20,390 million and ¥16,994 million as of March 31, 2014 and June 30, 2014, respectively.

The minimum future rentals on non-cancelable operating leases are as follows:

	Millions of yen
	March 31, 2014	June 30, 2014
Within one year	¥7,558	¥7,509
More than one year	48,587	47,691

Total	¥56,145	¥55,200

The Company and its subsidiaries lease office space under operating lease agreements, which are primarily cancelable, and made rental payments totaling ¥2,165 million and ¥2,949 million for the three months ended June 30, 2013 and 2014, respectively.

Certain computer systems of the Company and its subsidiaries have been operated and maintained under non-cancelable contracts with third-party service providers. For such services, the Company and its subsidiaries made payments totaling ¥87 million and ¥1,003 million for the three months ended June 30, 2013 and 2014, respectively. As of March 31, 2014 and June 30, 2014, the amounts due are as follows:

	Millions of yen
	March 31, 2014	June 30, 2014
Within one year	¥2,931	¥3,131
More than one year	3,035	7,752

Total	¥5,966	¥10,883

The Company and its subsidiaries have commitments to fund estimated construction costs to complete ongoing real estate development projects and other commitments, totaling ¥69,375 million and ¥58,247 million as of March 31, 2014 and June 30, 2014, respectively.

The Company and its subsidiaries have agreements to commit to execute loans for customers, and to invest in funds, as long as the agreed-upon terms are met. The total unused credit and capital amount available is ¥295,079 million and ¥294,310 million as of March 31, 2014 and June 30, 2014, respectively.

Guarantees—The Company and its subsidiaries apply ASC 460 (“Guarantees”), and at the inception of a guarantee, recognize a liability in the consolidated balance sheets at fair value for the guarantee within the scope of ASC 460. The following table represents the summary of potential future payments, book value recorded as guarantee liabilities of the guarantee contracts outstanding and maturity of the longest guarantee contracts as of March 31, 2014 and June 30, 2014:

	March 31, 2014			June 30, 2014
	Millions of yen		Fiscal year	Millions of yen		Fiscal year
Guarantees	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract
Corporate loans	¥349,435	¥3,577	2021	¥349,366	¥3,857	2022
Transferred loans	212,150	3,671	2045	199,366	3,405	2045
Consumer loans	96,183	9,607	2018	101,521	10,546	2018
Housing loans	33,704	7,013	2051	54,522	6,867	2051
Other	3,070	92	2024	3,021	24	2024

Total	¥694,542	¥23,960	—	¥707,796	¥24,699	—

Guarantee of corporate loans: The Company and certain subsidiaries mainly guarantee corporate loans issued by financial institutions for customers. The Company and its subsidiaries are obliged to pay the outstanding loans when the guaranteed customers fail to pay principal and/or interest in accordance with the contract terms. In some cases, the corporate loans are secured by the guaranteed customers’ assets. Once the Company and its subsidiaries assume the guaranteed customers’ obligation, the Company and its subsidiaries obtain a right to claim the collateral assets. In other cases, certain contracts that guarantee corporate loans issued by financial institutions for customers include contracts that the amounts of performance guarantee are limited to a range of guarantee commissions. As of March 31, 2014 and June 30, 2014, total notional amount of the loans subject to such guarantees are ¥1,269,000 million and ¥1,254,000 million respectively, and book value of guarantee liabilities which amount is included in the table above are ¥823 million and ¥832 million, respectively. The potential future payment amounts included in the table above for these guarantees are limited to the agreed range of the guarantee commissions, which are less than the total notional amounts of the loans subject to these guarantees.

Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There have been no significant changes in the payment or performance risk of the guarantees for the three months ended June 30, 2014.

Guarantee of transferred loans: A subsidiary in the United States is authorized to underwrite, originate, fund, and service multi-family and seniors housing loans without prior approval from Fannie Mae under Fannie Mae’s Delegated Underwriting and Servicing program. As part of this program, Fannie Mae provides a commitment to purchase the loans.

In return for the delegated authority, the subsidiary guarantees the performance of certain housing loans transferred to Fannie Mae and has the payment or performance risk of the guarantees to absorb some of the losses when losses arise from the transferred loans.

There were no significant changes in the payment or performance risk of these guarantees for the three months ended June 30, 2014.

Guarantee of consumer loans: A subsidiary guarantees consumer loans, typically card loans, issued by Japanese financial institutions. The subsidiary is obliged to pay the outstanding obligations when these loans become delinquent generally for more than a month.

Payment or performance risk of the guarantees is considered based on the historical experience of credit events.

There were no significant changes in the payment or performance risk of the guarantees for the three months ended June 30, 2014.

Guarantee of housing loans: The Company and certain subsidiaries guarantee the housing loans issued by Japanese financial institutions to third party individuals. The Company and its subsidiaries are typically obliged to pay the outstanding loans when these loans become delinquent more than three months. The housing loans are usually secured by the real properties. Once the Company and its subsidiaries assume the guaranteed parties’ obligation, the Company and its subsidiaries obtain a right to claim the collateral assets.

Payment or performance risk of the guarantees is considered based on the historical experience of credit events.

There were no significant changes in the payment or performance risk of the guarantees for the three months ended June 30, 2014.

Other guarantees: Other guarantees include the guarantees to financial institutions and the guarantees derived from collection agency agreements. Pursuant to the contracts of the guarantees to financial institutions, a subsidiary pays to the financial institutions when customers of the financial institutions become debtors and default on the debts. Pursuant to the agreements of the guarantees derived from collection agency agreements, the Company and certain subsidiaries collect third parties’ debt and pay the uncovered amounts.

Litigation—The Company and its subsidiaries are involved in legal proceedings and claims in the ordinary course of business. In the opinion of management, none of such proceedings or claims will have a significant impact on the Company’s financial position or results of operations.

Collateral—Other than the assets of the consolidated VIEs pledged as collateral for financing described in Note 8 (“Variable Interest Entities”), the Company and certain subsidiaries provide the following assets as collateral for the short-term and long-term debt payables to financial institutions as of March 31, 2014 and June 30, 2014:

	Millions of yen
	March 31, 2014	June 30, 2014
Minimum lease payments, loans and investment in operating leases	¥96,083	¥85,866
Investment in securities	130,991	163,510
Other operating assets	61,784	15,923
Other assets	50,206	37,837

Total	¥339,064	¥303,136

As of March 31, 2014 and June 30, 2014, investment in securities of ¥27,238 million and ¥23,966 million, respectively, were pledged for primarily collateral deposits.

Under loan agreements relating to short-term and long-term debt from commercial banks and certain insurance companies, the Company and certain subsidiaries are required to provide collateral against these debts at any time if requested by the lenders. The Company and the subsidiaries did not receive any such requests from the lenders during the three months ended June 30, 2014.

22.	Segment Information

Financial information about the operating segments reported below is that which is available by segment and evaluated regularly by the management in deciding how to allocate resources and in assessing performance.

An overview of operations for each of the six segments follows below.

Corporate Financial Services	:	Lending, leasing and fee business
Maintenance Leasing	:	Automobile leasing and rentals, car sharing, and precision measuring equipment and IT-related equipment rentals and leasing
Real Estate	:	Real estate development, rental and financing; facility operation, REIT asset management; and real estate investment and advisory services
Investment and Operation	:	Environment and energy-related business, principal investment and loan servicing (asset recovery)
Retail	:	Life insurance, banking, and card loan business
Overseas Business	:	Leasing, lending, investment in bonds, investment banking, asset management and ship- and aircraft-related operations

Financial information of the segments for the three months ended June 30, 2013 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Segment revenues	¥18,359	¥62,396	¥46,542	¥31,473	¥51,227	¥59,661	¥269,658
Segment profits	5,246	11,031	5,545	10,699	17,223	15,509	65,253

Financial information of the segments for the three months ended June 30, 2014 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Segment revenues	¥18,579	¥65,084	¥45,975	¥105,862	¥69,749	¥127,030	¥432,279
Segment profits	5,852	11,014	10,847	9,835	28,954	39,653	106,155

Segment assets information as of March 31, 2014 and June 30, 2014 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
March 31, 2014	¥992,078	¥622,009	¥962,404	¥565,740	¥2,166,986	¥1,972,138	¥7,281,355
June 30, 2014	994,839	637,097	916,060	568,353	2,131,107	1,934,534	7,181,990

Segment figures reported in these tables include operations classified as discontinued operations in the accompanying consolidated statements of income.

The accounting policies of the segments are almost the same as those described in Note 2 “Significant Accounting and Reporting Policies” except for the treatment of income tax expenses, net income attributable to the noncontrolling interests, net income attributable to the redeemable noncontrolling interests, income from discontinued operations and the consolidation of certain VIEs. Most of selling, general and administrative expenses, including compensation costs that are directly related to the revenue generating activities of each segment, have been accumulated by and charged to each segment. Since the Company and its subsidiaries evaluate performance for the segments based on profit or loss before income taxes, tax expenses are not included in segment profits or losses. Net income attributable to the noncontrolling interests, net income attributable to the redeemable noncontrolling interests and discontinued operations, which are recognized net of tax, are adjusted to profit or loss before income tax. Gains and losses that management does not consider for evaluating the performance of the segments, such as write-downs of certain securities, write-downs of certain long-lived assets and certain foreign exchange gains or losses are excluded from the segment profits or losses and are regarded as corporate items.

Assets attributed to each segment are investment in direct financing leases, installment loans, investment in operating leases, investment in securities, other operating assets, investment in affiliates, inventories, advances for investment in operating leases (included in other assets), advances for investment in other operating assets (included in other assets) and goodwill and other intangible assets recognized as a result of business combination (included in other assets). This has resulted in the depreciation of office facilities being included in each segment’s profit or loss while the carrying amounts of corresponding assets are not allocated to each segment’s assets. However, the effect resulting from this allocation is not significant.

For those VIEs that are used for securitization and are consolidated in accordance with ASC 810 (“Consolidations”), for which the VIE’s assets can be used only to settle related obligations of those VIEs and the creditors (or beneficial interest holders) do not have recourse to other assets of the Company or its subsidiaries, segment assets are measured based on the amount of the Company and its subsidiaries’ net investments in the VIEs, which is different from the amount of total assets of the VIEs, and accordingly, segment revenues are also measured at a net amount representing the revenues earned on the net investments in the VIEs.

Certain gains or losses related to assets and liabilities of consolidated VIEs, which are not ultimately attributable to the Company and its subsidiaries, are excluded from segment profits.

The reconciliation of segment totals to consolidated financial statement amounts is as follows:

	Millions of yen
	Three months ended June 30, 2013	Three months ended June 30, 2014
Segment revenues:
Total revenues for segments	¥269,658	¥432,279
Revenues related to corporate assets	3,108	3,089
Revenues related to assets of certain VIEs	15,803	4,589
Revenues from discontinued operations	(12,497)	(2,214)

Total consolidated revenues	¥276,072	¥437,743

Segment profits:
Total profits for segments	¥65,253	¥106,155
Corporate interest expenses, general and administrative expenses	(5,708)	(4,685)
Corporate other gain (losses)	(197)	2,865
Gain (losses) related to assets or liabilities of certain VIEs	9,802	3,222
Discontinued operations, pre-tax	(8,245)	(101)
Net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests, net of applicable tax effect	1,023	3,860

Total consolidated income before income taxes and discontinued operations	¥61,928	¥111,316

	Millions of yen
	March 31, 2014	June 30, 2014
Segment assets:
Total assets for segments	¥7,281,355	¥7,181,990
Cash and cash equivalents, restricted cash and time deposits	921,499	932,246
Allowance for doubtful receivables on direct financing leases and probable loan losses	(84,796)	(81,294)
Other receivables	239,958	254,704
Other corporate assets	458,225	466,383
Assets of certain VIEs	253,151	226,679

Total consolidated assets	¥9,069,392	¥8,980,708

The following information represents geographical revenues and income before income taxes, which are attributed to geographic areas, based on the country location of the Company and its subsidiaries.

For the three months ended June 30, 2013

	Millions of yen
	Japan	America *2	Other *3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts
Total revenues	¥213,602	¥43,757	¥31,210	¥(12,497)	¥276,072
Income before income taxes *1	44,575	18,605	6,993	(8,245)	61,928

For the three months ended June 30, 2014

	Millions of yen
	Japan	America *2	Other *3 *4	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts
Total revenues	¥308,404	¥39,214	¥92,339	¥(2,214)	¥437,743
Income before income taxes *1	69,439	9,168	32,810	(101)	111,316

Notes	1.	Results of discontinued operations, pre-tax are included in each amount attributed to each geographic area.
	2.	Mainly United States
	3.	Mainly Asia, Europe, Australasia and Middle East
	4.	Robeco, one of the Company’s subsidiaries domiciled in the Netherlands, conducts principally an asset management business. Due to the integrated nature of such business with its customer base spread across the world, “Other” locations include the total revenues and the income before income taxes of Robeco, respectively, for the three months ended June 30, 2014. The revenues of Robeco aggregated on a legal entity basis were ¥22,327 million in America and ¥18,433 million in other for the three months ended June 30, 2014.

ASC 280 (“Segment Reporting”) requires disclosure of revenues from external customers for each product and service as enterprise-wide information. The consolidated statements of income in which the revenues are categorized based on the nature of types of business conducted include the required information.

No single customer accounted for 10% or more of the total revenues for the three months ended June 30, 2013 and 2014.

23.	Subsequent Events

On July 1, 2014, ORIX Life Insurance Corporation (hereinafter, “ORIX Life Insurance”), a wholly owned subsidiary of the Company, completed the acquisition of the entire issued shares of Hartford Life Insurance K.K. (Head office: Minato-ku, Tokyo, Japan, Business description: Life insurance business and reinsurance business, etc., hereinafter, “HLIKK”), from The Hartford Life, Inc. (Head office: Simsbury, Connecticut, U.S.A.), a wholly owned second-tier subsidiary of the The Hartford Financial Services Group, Inc. in order to enhance ORIX Life Insurance’s capital strength and improve the soundness of its operations with the aim of accelerating its future growth. As a result, HLIKK has become a consolidated subsidiary of the Company. HLIKK has become a member of the ORIX Group and had no affiliation with The Hartford Financial Services Group, Inc. since the acquisition date. The total acquisition consideration was ¥97,676 million (US$963 million), which was paid in cash. The acquisition price is subject to adjustments based on the final outcome of HLIKK’s financial position as of June 30, 2014.

The Company expects to recognize a bargain purchase gain relating to the acquisition of HLIKK for an excess of the fair values of its identifiable assets acquired and liabilities assumed over the consideration transferred. However, the amount of such gain, if any, cannot be estimated as of August 13, 2014. The acquisition accounting has not been completed as of August 13, 2014.